Update National Instrument 43-101

Independent Technical Report

on the

Buckreef Project in Tanzania for

Tanzanian Royalty Exploration Corporation

F. Harper

B.Sc. Hons (Geol.),

Pr.Sci.Nat.; MGSSA.

Mineral Industry Advisor

D. Richards

B.Sc.Hons (Geol),

Pr.Sci.Nat, MGSSA,

Orebody Analyst

A.N.CLAY

M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.

Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG

Managing Director

Reference No :- VMD1598 V1

Effective Date :- 24 February 2014

February 2014	i

Update National Instrument 43-101

Independent Technical Report

on the

Buckreef Project in Tanzania for

Tanzanian Royalty Exploration Corporation

Synopsis

NI 43-101 Item 1

Venmyn Deloitte (Proprietary) Limited (Venmyn Deloitte) was requested by Tanzanian Royalty Exploration Corporation (TRX) to prepare a Canadian National Instrument 43-101 (NI 43-101) Independent Technical Report (ITR) on the results of an update mineral resource modelling exercise for the Buckreef Gold Mine Re-development Project (Buckreef Project) in Tanzania. A press release confirming the definition of a new mineral resource estimate was published in January 2014 and this ITR is the supporting technical report providing the details of the estimation methodology and results.

TRX is a gold exploration company publically traded on both the Toronto Stock Exchange (TSX, ticker - TNX:TO) and the New York Stock Exchange (NYSE, ticker - TRX). TRX is focused on the development of production revenue from gold exploration projects in the Lake Victoria Goldfields of Tanzania. The company’s unique business strategy is to form partnerships with exploration and mining companies to receive royalty income prior to and during commercial production, as well as undertaking active exploration on gold projects suitable for gold revenue production. In December 2010, TRX signed a binding heads of agreement with State Mining Corporation of Tanzania (Stamico) in terms of which TRX will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the remaining 45%.

TRX has previously published NI43-101 ITRs on its gold assets and in 2012 reported the results of a Preliminary Economic Assessment (PEA) on the Buckreef Project. The PEA was undertaken as a pathfinder study, to evaluate the technical and economic parameters of the Buckreef Project as the precursor to and basis for a proposed Preliminary Feasibility Study (PFS). Venmyn Deloitte reported the results of the PEA in an NI43-101 ITR, VIP 21 August 2012.

The Buckreef Project PEA was conducted at a gold prices of ranging from USD1,600/oz to USD1,400/oz and included the gold deposits from two geographically separated potential mining areas, namely the Buckreef Mining Area (BRMA) and the Buziba-Busolwa Mining Area (BZMA). The two mining areas comprised a number of individual gold deposits, termed ‘Prospects’ for the purposes of the PEA. The mining, infrastructure and processing trade-off studies in the PEA compared various mining and processing options and concluded that mining the higher grade Buckreef Prospect first and processing the run-of-mine material (RoM) through a conventional 150,000 tonne per month (tpm) beneficiation plant would provide the most positive economic outcomes. The PEA noted that the Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production.

Subsequent to the publication of the PEA, TRX has strategically revised its business plan regarding the Buckreef Project in response to the following developments:-

●	the legal tenure of the BZMA at the time of reporting the PEA entailed a joint venture under negotiation with several local parties. Subsequent to the PEA, the rights to the portion of the BZMA not owned by the TRX-Stamico joint venture have been consolidated under the ownership of a single company. A Letter of Intent (LoI) has been signed between these new owners and TRX on 4 February 2014 that details the mutual intention to commence negotiations to conclude a definitive joint venture agreement. The BZMA joint venture has the formal approval of Stamico. Given that this joint venture arrangement was not yet in place at the time of the re-modelling exercise in 2013, TRX focused on the BRMA as a first priority, whilst the terms of the definitive joint venture agreement for the Buziba-Busolwa Prospects in the BZMA, are finalised. The re-modelling and mineral resource re-estimation of the BZMA deposits will be undertaken on conclusion of the joint venture;

●	changes in the gold market and gold price which necessitates re-evaluation of the processing and mining methodologies to capital and operational cost options that are as low and cost effective as possible;

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●	a material change in mineral resource estimate for the BRMA has occurred as a consequence of the inclusion of the results of additional exploration defining an extension of the Buckreef Prospect and declaration of a new mineral resource estimate for a newly defined prospect, namely the Eastern Porphyry Prospect;

●	a recognition that the PEA mining plan would have to be substantially altered to accommodate the new mineral resources and that the mineral reserves would have to be re-estimated at pay-limits appropriately reflecting the current and forecast gold prices; and

●	recent metallurgical testwork which supports the possibility of processing some of the deposits via heap leach technology which was not given detailed consideration in the PEA.

The PEA of August 2012, whilst an accurate summation of the technical aspects of the Buckreef Project at the time of reporting, can no longer be considered a valid or appropriate summation of the economic aspects of the Buckreef Project in the light of the new development strategy devised by TRX and the changes to various project aspects as described above.

The Buckreef Project as defined in the 2012 PEA comprised five gold deposits located within the BRMA and the BZMA. The BRMA, as defined for this ITR includes the Buckreef Prospect, the Bingwa Prospect, the Tembo Prospect and the Eastern Porphyry Prospects. The term Buckreef Project in this ITR is loosely defined as ultimately encompassing both BRMA and BZMA, but as the latter does not form part of the current mineral resource re-estimation exercise, it is generally not included in references to the Buckreef Project unless specifically stated.

The technical information relating to the BZMA remains unchanged from the 2012 PEA and in accordance with Part 3, Section 3.5 of Definitions and Interpretation – National Instrument 43-101 Standards of Disclosure for Mineral Projects, the technical disclosure for the BZMA is not repeated in this ITR and the reader is referred to the “National Instrument 43-101 Preliminary Economic Assessment of Tanzanian Royalty Exploration Corporation’s Buckreef gold Mine Re-development project in Tanzania by Venmyn Independent Projects (Pty) Limited” (VIP21) dated August 2012 which has been filed on the System for Electronic Document Retrieval (SEDAR) and the TRX website.

The PEA identified that the original geological and mineral resource block models created by Hellman and Schofield were incompatible with the Datamine™ NPV Scheduler used in the mine design and pit optimisation. The PEA recommended that the geological models and mineral resource block models be re-developed in an estimation system that would be entirely compatible with pit optimisation software, as the pit design would form the critical basic component of any future studies. The results of this re-modelling exercise are reported in this ITR.

The purpose of the 2014 ITR will be to summarise and document the new exploration results, the technical parameters and methodologies of the new Mineral Resource estimation and present the preliminary heap leach results for the Buckreef Project. Given that the previous PEA mining studies, process flow design and economic analysis are outdated and no longer applicable to the project, TRX recognises that a new PEA will be required in the future which encompasses the project status changes and revised development strategies. The current re-estimation of the Buckreef Project Mineral Resource estimate provides the basis for such a future PEA.

Property Description, Terms of Reference and Ownership

The Buckreef Project is defined as an exploration gold project located within the prospective Rwamagaza Greenstone Belt, which forms part of the Lake Victoria Goldfield.

The Lake Victoria Goldfield was discovered in 1894 and significant exploitation began in the 1930s at the Geita Gold Mine. The historic Buckreef Gold Mine was an underground mine developed within the BRMA and operated by the Tanzanian State during the late 1980s. Iamgold Tanzania (Iamgold) held the rights to the Buckreef Project prior to July 2009 and in 2010 TRX entered a joint venture with Stamico with respect to the project. The project comprises prospecting licences 33.2km2 in extent and a special mining licence of 16.04km2. In addition, within these licences are small-scale artisanal gold operations, which comprise 53 Primary Mining Licences, held mostly by local parties.

Geology and Mineralisation

The BRMA gold deposits are classified as low to medium grade (1.0g/t Au to 2.7g/t Au) orogenic gold deposits developed in Archaean supracrustal sequences and related to, syn- and post, regional thermo-tectonic events. The deposits are associated with a major steeply dipping, northeast-southwest trending brittle-ductile shear zone and subsidiary shears.

February 2014	iii

The shear zones were subjected to an early phase of iron rich carbonate alteration, re-brecciation, felsite intrusion and a later phase of auriferous quartz veining. The host mafic sequences are metamorphosed to lower greenschist facies and the mineralisation is structurally controlled in regional shear zones and associated with felsic intrusives.

Exploration Concept and Status

The historic Buckreef Gold Mine was operated by the Tanzanian State during the late 1980s. Apart from the state, several previous owners of the project undertook numerous exploration programmes including aeromagnetic, helicopter borne Induced Polarisation (IP), ground magnetic and soil geochemistry surveys, as well as extensive Reverse Circulation (RC), Air Circulation (AC) and diamond drilling programmes. Iamgold, the most recent historic owner of the project, verified the historic drilling data, undertook additional exploration and defined Australian Joint Ore Reserve Commission (JORC) compliant mineral resources in 2006. In total, the exploration programme included approximately 30,000 soil samples, 202,000m of RC drilling, 124,000m of AC drilling and 28,000m of diamond core drilling.

TRX acquired the rights to the Buckreef Project early in 2011 and results of the 2013 metallurgical and geotechnical diamond drilling programmes, as well as detailed RC and diamond mineral resource drilling programmes, are incorporated in the new 2014 mineral resource estimate. Additional mineralisation has been intersected on Buckreef Prospect Main Zone in a wide zone between 150m and 250m vertical depth with assay results of 4.5g/t Au over 26m and 10.58g/t Au over 19m.

Additional near surface mineralisation at less than 200m depth, from Buckreef North includes a mineralised zone 46m wide at 2.31g/t Au. Gold mineralisation has also been identified in the Eastern Porphyry deposit 800m east of Buckreef Main Zone, over 500m of strike length with near surface mineralisation ranging between 1,25g/tAu to 6.3g/tAu over widths of 2.25m to 10.5m.

Mineral Resource and Mineral Reserve Estimates

Hellman and Schofield (Pty) Ltd (Hellman and Schofield) was retained originally by Iamgold and later by TRX to undertake the mineral resource estimation for the Buckreef Project reported in the 2006, 2007 and June 2011 ITRs (Venmyn D1030). The previous mineral resource estimates were independently interrogated and reviewed by Venmyn Deloitte, as part of the 2012 PEA, and responsibility for the estimate was transferred from Hellman and Schofield to Venmyn Deloitte with the publication of the PEA. The mineral resource estimates were based partially on a historic dataset that was verified and deemed suitable for mineral resource estimation by Hellman and Schofield, as well as Iamgold exploration data, which is similarly of a standard compliant with National Instrument and JORC reporting requirements. The previous mineral resources were estimated using Multiple Indicator Kriging (MIK) techniques in proprietary GS3 software created by Hellman and Schofield.

The PEA recommended that the Hellman and Schofield geological models and mineral resource block models be re-developed in an estimation system that would be entirely compatible with pit optimisation software and the results of this re-modelling exercise are reported in this ITR. New geological wireframes were developed by CAE Mining Limited. The gold mineralisation is not specifically restricted to particular structures or lithologies and the volume wireframes were therefore designed as mineralisation envelopes largely unconstrained by geological or structural limitations but constrained on lower grade limits specifically chosen for each deposit. High grade domains were identified within each deposit and separately modelled. Considerable effort was employed to identify and model the numerous parallel striking individual mineralised stringers particularly for Buckreef Prospect with minimal combination of stringers as later mining optimisation studies will consolidate these in the most economically favourable manner into ore and waste, at the lowest dilution rates.

A stipulation for the project was that all the models should be in the UTM coordinates system with the same block model origin and orientation to facilitate later use in mine planning packages. The statistical analysis of the drillhole datasets indicates that the coefficients of variation are high, i.e. greater than two, as is common with shear hosted gold deposits and cumulative frequency distributions are highly skewed. The sample populations for the various geological domains were obtained by selecting the 1m composites within the wireframes of the domains, the re-compositing at 2m to reduce variability in the interests of obtaining unambiguous variograms.

Capping analyses were carried out for each domain population and in the case of Buckreef, Tembo and Eastern Porphyry domain populations, the potential outliers were not markedly clustered in local high grade areas and in these instances re-domaining was not warranted. Three extreme values for Bingwa Prospect were capped at the upper limit of the 99% confidence interval of the 66-sample sub-population, namely 251 g/t Au, which is approximately twice the maximum of the others.

February 2014	iv

Variograms were calculated for subsets of the domain data, bottom cut at a point between the detection limit and the wireframing nominal cut-off grade. The variogram models ranges were obtained from normal score variograms. These were then used as the untransformed variogram models in Ordinary Kriging, effectively already normalised. Bingwa Prospect has only a single domain and a satisfactory variogram model was obtained. Tembo Prospect has two domains only one of which is sufficiently well-informed to permit variogram modelling. The Tembo variogram model from the well-informed domain was then applied to the sparsely populated zone. The variography of Buckreef Prospect is complicated by the presence of multiple, very thin, mineralised zones. The variogram models from domains well supplied with data were applied to the associated thin sub-domains. The Eastern Porphyry Prospect is less well informed than Buckreef Prospect. Individual long, narrow, parallel sub-domains were too sparsely populated for adequate variography. However, keyfield controlled horizontal variograms were used to yielded noisy but applicable results.

Specific Gravity values from all prospects and the three alteration zones namely; fresh, transitional and oxide were considered sufficient for the estimation purposes. Topographic Digital Terrain Models (DTM) models were provided by TRX.

The Buckreef Project mineral resource estimate was modelled for gold grade only using the shell of the wireframe models as hard boundaries (using Datamine™ Studio 3 (version 3.20.5321)). Only data within the wireframes were used in the estimate. The variograms ranges were used to define the search ellipse and each domain was estimated separately.

The definition of narrow mineralised stringers which frequently change strike direction posed a difficulty to the estimation process but this issue was solved by the use of local anisotropy Kriging (LAK) for the stringers implemented through Datamine™’s dynamic anisotropy functions.

Resource blocks within the block model were allocated a confidence category based largely on the number and location of samples used to estimate the grade of each block. These confidence categories are Measured, Indicated and Inferred Mineral Resources. The approach is based on the principle that larger numbers of samples, which are more evenly distributed throughout the search neighbourhood, will provide a more reliable estimate. The search parameters used in the BRMA classification of a resource block were as follows:-

●	the minimum number of samples found in the search neighbourhood, which ensured that the block estimate was generated from a reasonable number of sample data points;

●	the maximum number of samples limited to approximately 4xs the minimum number of samples;

●	the minimum number of spatial octants informed. The space around the centre of a block being estimated was divided into eight octants by the axial planes of the data search ellipsoid. This parameter ensured that the samples informing an estimate were relatively evenly spread within the block. At least four octants had to be filled before a local estimate was considered classifiable;

●	for Measured and Indicated Mineral Resources, at least four octants had to contain at least one sample. For Inferred Mineral Resources, at least two octants had to contain data points;

●	the distance to informing data: the search radii define how far the kriging programme may look in any direction to find samples to include in the estimation of grade in any block. It is essential that the search radii be kept as short as possible whilst still achieving the degree of resolution required in the model. The Measured category required searches within the variogram range, the Indicated category permitted searches to 1.5x’s the variogram range and Inferred up to 3x’s the variogram range; and

●	Kriging efficiency.

Any classification of resources is based on numerical criteria as well as geological confidence and similar ’soft’ issues. Purely numerical classification tends to give rise to the renowned ’spotted dog’ effect which comprises islands of higher classified resources within lower confidence categories. Frequently in mining operations boundaries are drawn around the islands which are then linked to smooth this effect because in practical terms the islands of resources cannot be specifically isolated and mined. The complexity of the BRMA models and the lack of other criteria to use as a basis for such smoothing has meant that the isolated islands of resources which occasionally occur have been left unsmoothed. The problem was apparent in the Hellman and Schofield models and they too did not attempt to smooth out the islands.

Venmyn Deloitte considers the mineralisation within the wireframes of the BRMA reported in this ITR to fulfil the criteria of ‘reasonable prospects for eventual economic extraction’ and this has been demonstrated for three of the prospects in the 2012 PEA. The current January 2014 mineral resource estimate for the BRMA is presented overleaf. The mineral resource estimate is fully compliant with National Instrument 43-101 ’Standards of Disclosure for Mineral Projects’.

February 2014	v

Current NI 43-101 Compliant Mineral Resource Estimate for BRMA at 0.5g/t Au Cut-off Grade as at January 2014

PROSPECT	MEASURED					INDICATED					INFERRED					EXPLORATION TAGRETS - Unclassified
	Volume (Mm3)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Volume (Mm3)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Volume (Mm3)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Volume (Mm3)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)

Buckreef Prospect
Sub-total	3.260	2.73	8.902	1.72	491,529	4.764	2.75	13.100	1.41	594,456	2.710	2.78	7.528	1.33	322,902	1.577	2.78	4.385	1.10	155,321
Eastern Porphyry
Sub-total	0.032	2.69	0.087	1.20	3,366	0.381	2.66	1.016	1.17	38,355	0.474	2.61	1.239	1.39	55,476	0.508	2.61	1.324	1.14	48,664
Tembo Prospect
Sub-total	0.006	2.70	0.017	0.99	531	0.074	2.50	0.185	1.77	10,518	0.109	2.45	0.267	1.93	16,521	0.042	2.28	0.095	1.12	3,429
Bingwa Prospect
Sub-total	0.387	2.34	0.906	2.83	82,387	0.232	2.45	0.569	1.38	25,274	0.122	2.57	0.312	1.29	12,922	0.019	2.56	0.049	1.25	1,982
Total	3.685	2.69	9.912	1.81	577,813	5.452	2.73	14.870	1.40	668,602	3.416	2.74	9.345	1.36	407,821	2.146	2.73	5.853	1.11	209,397
TOTAL	3.68	2.69	9.91	1.81	578,000	5.45	2.73	14.87	1.40	669,000	3.42	2.74	9.35	1.36	408,000	2.15	2.73	5.85	1.11	209,000

Source : Venmyn Deloitte 2013, CAE Mining 2013 and TRX 2013

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves (although no Mineral Reserves are reported)

Current NI 43-101 Total Buckreef Project Mineral Resource Estimate for the BRMA and BZMA at 0.5g/t Au Cut-off Grade – Jan 2014

PROSPECT	MEASURED			INDICATED			INFERRED			MEASURED + INDICATED			EXPLOARTION TARGET
	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)

BRMA Buckreef Prospect
Sub-total	8.902	1.72	491,529	13.100	1.41	594,456	7.528	1.33	322,902	22.002	1.53	1,085,985	4.385	1.10	155,321
BRMA Eastern Porphyry
Sub-total	0.087	1.20	3,366	1.016	1.17	38,355	1.239	1.39	55,476	1.103	1.18	41,721	1.324	1.14	48,664
BRMA Tembo Prospect
Sub-total	0.017	0.99	531	0.185	1.77	10,518	0.267	1.93	16,521	0.202	1.71	11,048	0.095	1.12	3,429
BRMA Bingwa Prospect
Sub-total	0.906	2.83	82,387	0.569	1.38	25,274	0.312	1.29	12,922	1.475	2.26	107,661	0.049	1.25	1,982
Total BRMA	9.912	1.81	577,813	14.870	1.40	668,602	9.345	1.36	407,821	24.782	1.56	1,246,415	5.853	1.11	209,397
TOTAL BRMA	9.91	1.81	578,000	14.87	1.40	669,000	9.35	1.36	408,000	24.78	1.56	1,246,000	5.85	1.11	209,000

BZMA Buziba and Busolwa Prospects
Sub-total				35.270	1.04	1,179,000	14.350	0.90	415,000	35.270	1.04	1,179,000
TOTAL Buckreef Project	9.91	1.81	578,000	50.140	1.15	1,847,602	23.695	1.08	822,821	60.05	1.26	2,425,415	5.853	1.11	209,397
TOTAL Buckreef Project	9.91	1.81	578,000	50.14	1.15	1,848,000	24.00	1.08	823,000	60.00	1.26	2,425,500	5.85	1.11	209,000

Source : Venmyn Deloitte 2013, CAE Mining 2013 and TRX 2013

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves (although no Mineral Reserves are reported)

Cut-off Grade 0.5g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to TRX

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In addition, a summary of the BRMA and BZMA total current mineral resources for the Buckreef Project is presented which includes the new BRMA estimate and the previous BZMA estimate which remains unchanged from the 2012 PEA and is therefore considered current by Venmyn Deloitte.

No mineral reserves have been declared for the project and it is important to note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

The 2014 BRMA Measured Mineral Resources are 9.91Mt at a grade of 1.81g/t Au for 0.58Moz contained metal, which represents an increase of 169% over the 2012 estimate of 0.34Moz. The 2014 BRMA Indicated Mineral Resources are 14.87Mt at a grade of 1.40g/t Au for 0.67Moz contained metal, which represents an increase of 300% over the 2012 estimate of 0.22Moz. The increased number of drillholes in the 2014 estimate has resulted in increased resources being defined for Buckreef Prospect and Eastern Porphyry is a new Mineral Resource entirely. The increase in Measured and Indicated Resources is due to the increased geological confidence due to additional bulk density determinations and in-fill drilling.

In the process of classification of the mineral resources, search distances of more than 3x’s the variogram range were considered inappropriate for classification and estimates from such samples were classified as “unclassified”, essentially exploration targets, unsuitable for mineral resource estimation until additional data can improve the confidence of the estimate.

Mining Study

The 2012 PEA mine design and costing are no longer appropriate for the Buckreef Project as the underlying mineral resource has materially changed and the economic factors used in the PEA are no longer appropriate. No mining study has been completed for the project based on the 2014 mineral resource estimate. However, the overall mining philosophy would remain the same for a future operation and would consist of a number of conventional open pit layouts with access to the orebodies provided via a series of ramps into the pits. The weathered, oxidised, near surface material permits excavation by a combination of free digging, ripping, drill and blasting. In the transition zone, a mixture of free digging, ripping, drilling and blasting methods would be employed, whilst for the deeper fresh, competent material conventional pre-splitting, drill and blasting methods would be required to extract the ore. The mining can be undertaken by shovel loading of ore and waste, and articulated dump truck hauling via the planned access ramps.

Metallurgical Testwork and Process Design

The Buckreef Project deposits have been subjected to numerous metallurgical testwork programmes undertaken over a 13 year period and the results of the various studies were independently reviewed for the 2012 PEA both for suitability and representivity, but also to determine the likely outstanding testwork required for any future studies. The metallurgical testwork on the BRMA deposits between 1999 and 2006 was conducted by Independent Metallurgical Laboratories (IML) Australia and indicated that the BRMA oxide material was free milling with cyanidation recoveries in the low 90%s and that fresh material from Buckreef Prospect Main, West and North Zones had variable recovery by cyanidation between mid-70%s and low-90%s. High gravity recoveries for all mineralisation types were attained and gold recovery improved with decreasing grind size. In addition, a study was undertaken to establish the amenability of the BRMA material to dissolution via heap leaching (simulated) and bottle rolling and the best recovery of 75% was in oxide mineralisation. Transitional and fresh mineralisation at the same size fraction had considerably lower recoveries of 35%-50%.

Based on the metallurgical testwork, the PEA process plant design and costing was undertaken for a large, conventional, gravity and carbon-in-leach (CIL) plant. The high capital and operating costs for such a 150,000tpm plant, whilst the most efficient technical design, currently pose a considerable barrier to the implementation of TRX’s business plan for rapid and low cost production, in an economic climate where depressed gold prices and paucity of project funding exist. The strategic decision therefore is that a large conventional gravity-CIL plant will be replaced by a cheaper and more opex favourable process route. TRX is examining small modular gravity-CIL plants and heap leaching as lower capital and operational cost alternatives.

The possibility of utilising heap leach technology on the BRMA materials was previously investigated for the PEA and considered less efficient than the traditional gravity-CIL route. In the light of TRX’s aim of reducing capex and opex costs, the potential for heap leaching must be reconsidered in more detail. Recent testwork on material from the Bingwa Prospect indicates that gold recoveries of 72% for the oxide material are possible, whilst the gold recoveries for the transition and fresh zone are a definitely lower (55%) than those of the gravity-CIL plant.

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The results of the previous 2008 leach testwork on the Buckreef Prospect provided very similar results to the 2014 testwork and show that grind size optimisations and trade-off studies will have to be undertaken to minimise costs and maximise effectiveness of gold recovery. Whilst the loss of gold recovery in the fresh material as compared to conventional beneficiation is significant, the reduction in project capital expenditure for a heap leach process, as well as low operational costs, could make this an economically attractive option under the present and forecast gold market conditions. Venmyn Deloitte considers that the viability of the heap leach alternative process route should be further investigated and optimised as a matter of priority.

The 2012 PEA undertook a high level study of smaller gravity-CIL 30,000tmp modular plants as an alternative to the large conventional plant which could cost USD134m (un-escalated 2012 prices). Venmyn Deloitte obtained quotations for 30,000tpm modular gravity-CIL plants and reviewed the capital and operational costs in comparison to the large conventional plant design. Each modular plant is a self-contained unit comprising a 30,000tpm crushing/milling, gravity-CIL and electro-winning module. If the initial process requirement at BRMA remains 150,000tpm, this would require five such modules at an individual cost of USD20m each (2012 un-escalated price). The technical and economic review of the modular plant option suggests that, at the original PEA production rate of 150,000tpa, the small capital savings gained in the modular plant option is likely to be off-set by higher power, labour, reagent and maintenance costs. The TRX low cost business strategy would require implementation of an optimisation study that determines the optimal production rate with the cost and size of the modular plants.

Mine Infrastructure

Currently, there is a single dam and a single water borehole at BRMA and 11 potential new dam sites were identified for the PEA. The suitability of these sites will be investigated in a future regional hydrological study which will be required for the Buckreef Project. The water supply options reviewed in the PEA indicated that the Buckreef Mine dam is a potential source of water supply of 1,000m3pd to a maximum of 1,500m3pd.

The power supply to the Buckreef Project constitutes one of the most critical project components as it comprised 30% of the project opex for the PEA. The poor reliability of the Tanzanian national power supply is well known and the alternative option of using diesel powered generators was examined for the PEA. The TanEsco national power grid could potentially supply future operations at BRMA but given that the closest junction point is located 50km from BRMA, the residual impacts and implications of electricity distribution over this distance could be significant. Given the current uncertainty with regards the mining and processing options for the project going forward, definitive comment on the power supply at this stage is not possible.

Water baseline studies undertaken for the PEA indicate that despite the presence of wetlands, surface water is scarce within the project area. The Nyamazuvu River to the west of the BRMA was used historically as a fresh water supply for the Buckreef Project process plant. Another important drainage channel is that of the Nyaruyeye River, which forms a confluence with the Nyikonga approximately 10km to the east of Buckreef mine. The water generated from the pit dewatering programme for the PEA was estimated to be approximately 1.0 million litres per day (Ml per day), sufficient to meet mining requirements, but this would have to be re-estimated for the new open pit based on the new 2014 mineral resource estimate.

A storm water management plan will have to be completed for the BRMA to ensure that water resources are protected from pollution and that runoff is managed in accordance with the applicable environmental legal requirements.

The design of the tailings storage facilities (TSF) for the Buckreef Project in the PEA addressed the potential to produce acid run-off and drainage, the potential to leach heavy metals, especially arsenic (As), and the suitability and provision of the construction material for the TSF walls. Similar studies will be required for future operations but much of the technical input studies are complete. Environmental specialists conducted some initial As leachate testing for the PEA and found that the As in the leachate is below detection limits. Consequently, whilst the PEA TSF designs included both lined and unlined options, the PEA selected unlined but monitored options based on geochemistry results thus far. The leachate testwork provides comfort that the TSF designs for the future operation will not have to be lined.

Environmental and Social Study

The historic owners of the Buckreef Project, Iamgold, maintained high standards of environmental management and all surface damage was fully compensated in line with government requirements under the Lands Act of 1998. The PEA highlighted the environmental policy and statutory requirements for the project and summarised the anticipated authorisations and studies that will be required in future phases of the project.

February 2014	viii

An Environmental Impact Assessment (EIA), Environmental Impact Statement (EIS) and Environmental Management Plan (EMP) have been completed for the Buckreef Project Table 21 by the Environmental Association of Tanzania Limited. The studies have been submitted to and approved by The National Environments Management Council (NEMC) but the issuing of the final EIS certificate is still pending. TRX has formally applied for a water use permit to the lake Tanganyika basin authority.

A series of preliminary specialist studies were conducted as part of the PEA which resulted in essential project baseline descriptions in terms of ecology, bio-diversity, wetlands, surface and groundwater, cultural and heritage resources, human health risk, noise and air pollution, visual impacts, land use and capability and socio-economic environment. The advantage to TRX is that these studies will remain applicable to the EIA which will be required for the future operation.

The environmental risks of a mining operation were assessed and identified for the PEA and at this stage of the project evaluation, no environmental risk has been identified that is highly likely to occur and which cannot be managed.

Economic Analysis

Given that no current mine design or process flow has been concluded for the TRX low cost business plan, no economic analysis could be undertaken.

Concluding Remarks

Venmyn Deloitte concludes that the update modelling exercise and resultant ITR has fulfilled its scope of re-estimating the mineral resource estimate in a format compatible with Datamine™ NPV Scheduler pit optimisation software. The geological continuity and grade distribution of the Buckreef Project mineralisation is well constrained and the mineral resource base has been increased through additional exploration. Additional in-fill drilling, bulk density determinations, geotechnical and metallurgical drilling has significantly improved the geological and grade confidence and this is reflected in the increase in Measured and Indicated Mineral Resources by 170% and 300% respectively.

Venmyn Deloitte considers that the current mineral resource is founded in international standard exploration and analytical results and forms a sound basis for future studies.

The PEA noted that the Buckreef Project benefits particularly from being an open pittable gold deposit. The conventional high capital cost gravity-CIL process plant designed for the PEA represents a barrier to the revised TRX business plan of rapid production at low initial capital and operating costs, especially in the current environment of low gold prices and paucity of funding for development projects. TRX is reviewing the possibility of heap leaching and whilst the loss of gold recovery in the fresh material as compared to conventional beneficiation is significant, the reduction in project capital expenditure for a heap leach process, as well as low operational costs, could make this an economically attractive option. Venmyn Deloitte considers that the viability of the heap leach alternative process route should be further investigated and optimised as a matter of priority.

The exploration potential of the Rwamagaza Greenstone Belt has not been fully realised and TRX is positioned to benefit when the full extent of the prospectivity of the greenstone belt is determined.

Recommendations

The Venmyn Deloitte re-modelling exercise and estimation of a new 2014 Mineral Resource estimate has highlighted the following:-

●	the results of the previous 2008 leach testwork on the Buckreef Prospect provided very similar results to the 2014 testwork and show that grind size optimisations and trade-off studies for the heap leaching process option will have to be undertaken to minimise costs and maximise effectiveness of gold recovery;

●	studies as to the optimal production rate for the heap leach process should be undertaken;

●	a new mine design should be undertaken to incorporate the Eastern Porphyry Prospect and extensions to the Buckreef Prospect. The gold price used in the design will require significant thought and flexibility;

●	a re-modelling exercise for the BZMA should be undertaken so that the geological and mineral resource models are compatible with DataMine NPV™ Scheduler and can be included in a mine design for the entire Buckreef Project; and

●	a new PEA should be considered that incorporates the larger mineral resource, the new mine design and examines all the processing and low cost infrastructure options. Fortunately, the majority of the environmental baseline studies will still be applicable and the PEA could be rapidly completed at an estimated cost shown in the table below:-

February 2014	ix

Estimated Proposed New PEA Costs

DFS PROJECT COMPONENT	ESTIMATED COSTS (USD)

Mine design, production schedule and costs	80,000
Process flow design and costs	80,000
Environmental Studies	10,000
Infrastructure studies (power and water supply)	20,000
Economic analysis	20,000
NI 43-101 ITR	60,000
TOTAL	270,000

February 2014	x

Update National Instrument 43-101

Independent Technical Report

on the

Buckreef Project in Tanzania for

Tanzanian Royalty Exploration Corporation

List of Contents

February 2014	xi

February 2014	xii

February 2014	xiii

List of Figures

Figure 1 : Locality and Regional Infrastructure of Tanzania	2

Figure 2 : Locality, Infrastructure and Components of the PEA August 2012	4

Figure 3 : Buckreef Mining Area (BRMA) Legal Tenure	6

Figure 4 : Existing Historic Infrastructure for the Buckreef Mine	15

Figure 5 : Rainfall Distribution and Access	17

Figure 6 : Regional Geological Setting of the Buckreef Project	20

Figure 7 : Hellman and Schofield Geological Domain Model for Buckreef Prospect	23

Figure 8 : Local Geological Setting of the BRMA	29

Figure 9 : Drilling Programmes conducted on BRMA	30

Figure 10 : IP and Aeromagnetic Surveys - 2007	35

Figure 11 : Soil Geochemistry Results	36

Figure 12 : Buckreef Prospect - Hellman and Schofield and Venmyn Deloitte Geological Models	48

Figure 13 : Buckreef Prospect - Geological Models - Domains 1 and 2	49

Figure 14 : Buckreef Prospect - Geological Models - Domains 3 and 4	50

Figure 15 : Buckreef Prospect - Geological Models - Domains 5 and 6	51

Figure 16 : Buckreef Prospect - Geological Models - Domains 7 and 9	52

Figure 17 : Eastern Porphyry Prospect - Geological Models - Domains 1 and 2	53

Figure 18 : Tembo Prospect - Geological Models	54

Figure 19 : Bingwa Prospect - Geological Models	55

Figure 20 : Buckreef Prospect – Geological Domains, Mined Out Areas and Drilling	64

Figure 21 : Buckreef Prospect - Mineral Resource Categories	65

Figure 22 : Buckreef Prospect - Alteration Zones and Gold Grade Distribution	66

Figure 23 : Eastern Porphyry Prospect - Mineral Resource Categories and Alteration Zones	67

Figure 24 : Eastern Porphyry Prospect - Gold Grade Distribution	68

Figure 25 : Bingwa Prospect - Mineral Resource Categories and Alteration Zones	69

Figure 26 : Bingwa Prospect - Gold Grade Distribution	70

Figure 27 : Tembo Prospect - Mineral Resource Categories and Alteration Zones	71

Figure 28 : Tembo Prospect - Gold Grade Distribution	72

Figure 29 : Location of the Hydrosensus Points and Samples	87

February 2014	xiv

List of Tables

Table 1 : Historic Source Documentation of the ITRs Published Prior to 2012	5

Table 2 : Reliance on Other Experts	8

Table 3 : Country Profile of Tanzania	9

Table 4 : Summary of the BRMA and BZMA Legal Tenure	13

Table 5 : Summary of Buckreef Historic Exploration and Ownership 1960 to 2003	18

Table 6 : Previous Mineral Resource for Buckreef Prospect 2006 - Compliant with JORC	21

Table 7 : NI 43-101 Compliant Mineral Resources for Buckreef Prospect at Various Cut-off Grades - Dec 2011	25

Table 8 : Summary NI 43-101 Compliant Mineral Resources for the 2012 BRMA and BZMA	26

Table 9 : Exploration Summary for Buckreef Prospect 1992 to 2009	33

Table 10 : Review of the TRX QA/QC Standards Analysis	41

Table 11 : Data Included in the CAE Geological Model	44

Table 12 : Modelling Criteria used for the BRMA Mineralisation Envelopes	45

Table 13 : Specific Gravity for BRMA Prospects and Alteration Zones	57

Table 14 : NI 43-101 Current Mineral Resource Estimate for BRMA - All Domains at 0.5g/t Au Cut-off Grade - Jan 2014	61

Table 15 : Summary Current NI 43-101 Mineral Resource Estimate for BRMA at 0.5g/t Au Cut-off Grade - Jan 2014	62

Table 16 : Total Buckreef Project, NI 43-101 Compliant Current Mineral Resource for BRMA and BZMA – Jan 2014	63

Table 17 : Comparison of Previous BRMA and Current Mineral Resource Estimate Inputs and Assumptions	73

Table 18 : Reconciliation of Previous and Current Mineral Resources	73

Table 19 : Estimated Global Gold Reserves - 2012	77

Table 20 : Estimated Global Gold production	77

Table 21 : Environmental Policy and Legislation Applicable to the Buckreef Project	80

Table 22 : Summary of the Groundwater Analyses for the BRMA	83

Table 23 : Estimated Proposed New PEA Costs	92

Table 24 : Statistical Analysis of the Raw Assay Data for Buckreef Prospect	103

Table 25 : Statistical Analysis of the Raw Assay Data for Eastern Porphyry Prospect	105

Table 26 : Statistical Analysis of the Raw Assay Data for Tembo Prospect	106

Table 27 : Statistical Analysis of the Raw Assay Data for Bingwa Prospect	106

February 2014	1
1.	Introduction

NI 43-101 Item 2(a), 2(b), 2(c), 2(d)

Venmyn Deloitte (Proprietary) Limited (Venmyn Deloitte) was requested by Tanzanian Royalty Exploration Corporation (TRX) to prepare a Canadian National Instrument 43-101 (NI 43-101) Independent Technical Report (ITR) on the results of an update mineral resource modelling exercise for the Buckreef Gold Mine Re-development Project (Buckreef Project) in Tanzania. A press release confirming the definition of a new mineral resource estimate was published in January 2014 and the ITR is the supporting technical report providing the details of the estimation methodology and results.

TRX is a gold exploration company publically traded on both the Toronto Stock Exchange (TSX, ticker-TNX:TO) and the New York Stock Exchange (NYSE, ticker-TRX). TRX is focused on the development of production revenue from gold exploration projects in the Lake Victoria Goldfields (LVG) of Tanzania (Figure 1). TRX is the holder of the Buckreef Project gold assets, as well as the Kigosi and Lunguya eluvial gold deposits, but this ITR will review and document the technical parameters for the Buckreef Project only.

The company’s unique business strategy is to form partnerships with exploration and mining companies to receive royalty income prior to and during commercial production, as well as undertaking active exploration on gold projects suitable for gold revenue production. In October 2010, TRX signed a binding joint venture agreement with State Mining Corporation of Tanzania (Stamico). TRX holds a 55% interest in the Buckreef Project, with Stamico holding the remaining 45%.

TRX has previously published NI43-101 ITRs on its Tanzanian gold assets and in 2012 reported the results of a Preliminary Economic Assessment (PEA) on the Buckreef Project. The PEA was undertaken as a pathfinder study, to evaluate the technical and economic parameters of the Buckreef Project as the precursor to and basis for a proposed Preliminary Feasibility Study (PFS). Venmyn Deloitte reported the results of the PEA in an NI43-101 ITR (VIP 21 August 2012).

The Buckreef Project PEA was conducted at gold prices ranging from USD1,600/oz to USD1,400/oz and included the gold deposits from two geographically separated potential mining areas, namely the Buckreef Mining Area (BRMA) and the Buziba-Busolwa Mining Area (BZMA) as illustrated in Figure 2. The two mining areas comprise a number of individual gold deposits, termed ‘Prospects’ for the purposes of the PEA. The mining, infrastructure and processing trade-off studies in the PEA compared various mining and processing options and concluded that mining the higher grade Buckreef Prospect first and processing the run-of-mine material (RoM) through a conventional 150,000 tonne per month (tpm) beneficiation plant would provide the most positive economic outcomes. The PEA noted that the Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production.

Subsequent to the publication of the PEA, TRX has strategically revised its business plan regarding the Buckreef Project in response to the following developments:-

●	the legal tenure of the BZMA at the time of reporting the PEA entailed a joint venture under negotiation with several local parties. Subsequent to the PEA, the rights to the portion of the BZMA not owned by the TRX-Stamico joint venture have been consolidated under the ownership of a single company. A Letter of Intent (LoI) has been signed between these new owners and TRX on 4 February 2014 that details the mutual intention to commence negotiations to conclude a definitive joint venture agreement. The BZMA joint venture has the formal approval of Stamico. Given that this joint venture arrangement was not yet in place at the time of the re-modelling exercise in 2013, TRX focused on the BRMA as a first priority, whilst the terms of the definitive joint venture agreement for the Buziba-Busolwa Prospects in the BZMA, are finalised. The re-modelling and mineral resource re-estimation of the BZMA deposits will be undertaken on conclusion of the joint venture;

●	changes in the gold market and gold price which necessitates re-evaluation of the processing and mining methodologies to capital and operational cost options that are as low and cost effective as possible;

●	a material change in mineral resource estimate for the BRMA has occurred as a consequence of the inclusion of the results of additional exploration defining an extension of the Buckreef Prospect and declaration of a new mineral resource estimate for a newly defined prospect, namely the Eastern Porphyry Prospect.

Figure 01

VenmynDeloitte.

Tanzanian Royalty - Buckreef Project

LOCALITY AND REGIONAL INFRASTRUCTURE OF TANZANIA

TANZANIA
UGANDA
Lake Victoria
Lake Naivasha
Nairobi
KENYA
RWANDA
Kigali
Bukoba
Musoma
BUCKREEF PROJECT
Mwanza
Serengeti National Park
Lake Natron
Ngorongoro Conservation Area
Kilimanjaro Game Reserve
Tsavo National Park
Bujumbura
BURUNDI
Shinyanga
Arusha
Moshi
Lake Manyara
Lake Eyasi
Kahama
Kigosi Game Reserve
Tarangire National Park
Kigoma
Singida
Tabora
Tanga
Dodoma
Mpanda
Lake Tanganyika
Dar es Salaam
Morogoro
Mtera Dam
Ruaha National Park
Kidatu
Iringa
DRC
Sumbawanga
Lake Rukwa
Mikumi National Park
Mbeya
Indian Ocean
ZAMBIA
Lindi
Mtwara
Songea
Lake Bangweulu
MALAWI
MOZAMBIQUE
Scale: 0 400km
2°S
6°S
10°S
30°E
34°E
38°E
B3
B8
B141
N23
B1
A14
B129
A7
A104
LEGEND
Capital City
Towns
Roads
Railway Lines
Powerlines
International Boundaries
Provincial Boundaries
Rivers
Lakes and Dams
Conservation Areas
Mountain Ranges
Project Area

D1598_TRX CPR Update_2014

February 2014	3

The 2012 PEA mineral resource estimate for the BZMA remains unchanged and is quoted in this ITR as the current Mineral Resource estimate for the BZMA;

●	a recognition that the PEA mining plan would have to be substantially altered to accommodate the new mineral resources at BRMA and that the mineral reserves would have to be re-estimated at pay-limits appropriately reflecting the current and forecast gold prices; and

●	recent metallurgical testwork which supports the possibility of processing some of the deposits via heap leach technology which was not given detailed consideration in the PEA.

The PEA of August 2012, whilst an accurate summation of the technical aspects of the Buckreef Project at the time of reporting, can no longer be considered a valid or appropriate summation of the economic aspects of the Buckreef Project in the light of the new development strategy devised by TRX and the changes to various project aspects as described above.

The PEA nevertheless, identified that the original geological and mineral resource block models created by Hellman and Schofield for the Buckreef Project are problematic in that the proprietary in-house software used to develop the models is incompatible with the DataMine™ Net Present Value (NPV) scheduler used to optimise the open pit design. The PEA recommended that the geological models and Mineral Resource block models be re-developed in an easily recognisable format and estimation system, that would be entirely compatible with the pit optimisation software, as the open pit design would form the critical basis component of any future studies.

In addition, new drilling information required modelled extensions to the existing deposits and the creation of new models for previously un-modelled deposits. Such extensions would be very difficult to achieve in the Hellman and Schofield format. TRX proceeded with the re-modelling recommendations in 2013 and undertook a complete wireframe modelling exercise, and block model creation in Datamine™ proprietary software. This 2014 ITR summarises the technical methodologies and parameters of the re-estimation of the original Buckreef Project Mineral Resource, together with the information applicable to the newly defined Eastern Porphyry and Buckreef Prospect deposit extensions.

The purpose of the 2014 ITR will be to summarise and document the new exploration results, the technical parameters and methodologies of the new mineral resource estimation for the BRMA and present the preliminary heap leach results for the Buckreef Project. Given that the previous PEA mining studies, process flow design and economic analysis are outdated and no longer applicable to the project, TRX recognises that a new PEA which encompasses the project changes will be required in the future. The current re-estimation of the Buckreef Project mineral resource estimate provides the basis for such a future PEA.

The ITR was prepared in accordance with the requirements of:-

●	disclosure and reporting requirements of the TSX as stipulated in the 2007 TSX Company Manual;

●	Canadian National Instrument 43-101, ’Standards of Disclosure for Mineral Projects’, Form 43-101F1 and Companion Policy 43-101CP (April 2011); and

●	Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2005).

Each section of the ITR is designated with the relevant NI43-101 Item number (NI Item) and the guidelines are considered by Venmyn Deloitte to be a concise recognition of the best practice due diligence methods and accord with the principles of open and transparent disclosure that are embodied in internationally accepted Codes for Corporate Governance. These standards of disclosure are the minimum standard for Venmyn Deloitte’s technical due diligence and embody current trends in technical evaluation of mineral properties.

1.1.	Terms of Reference

NI 43-10 Item 29b)

The Buckreef Project was defined in the 2012 PEA as comprising five gold deposits located within two geographically separated areas approximately 25km apart (Figure 2). The two geographically separated areas were termed the Buckreef Mining Area (BRMA) and the Buziba Mining Area (BZMA) and the individual gold deposits within these mining areas were termed Prospects, as summarised below:-

●	BRMA: includes the Buckreef Prospect, the Bingwa Prospect and the Tembo Prospect; and

●	BZMA: includes the Buziba Prospect and the Busolwa Prospect.

Figure 02

VenmynDeloitte. **Tanzanian Royalty - Buckreef Project**

LOCALITY, INFRASTRUCTURE AND COMPONENTS OF THE PEA AUGUST 2012

Lake Victoria
LEGEND
Project Area
Active Gold Mines
Lake Victoria
Power
Roads
Kagera
Mwanza
Mwanza
GEITA
B163
BUCKREEF PROJECT
TULAWAKA
Mabuki
KITONGO
BULYANHULU
Bubiki
GOLDEN RIDGE
Ushirombo
NYAKAFURU
Shinyanga
Kigosi Game Reserve
B3
Kahama
Tinde
0
Scale
25km
9,700,000
9,650,000
9,600,000
350,000
400,000
450,000
500,000
550,000
BUCKREEF MINING AREA (BRMA)
BUCKREEF PROSPECT
Buckreef
Eastern Porphyry
Bingwa
Rwamagaza Village
Tembo
BUZIBA-BUSOLWA MINING AREA (BZMA)
Nyarugusu Village
BUZIBA PROSPECT
Buziba
Buzolwa
BUZOLWA PROSPECT
9,660,000Y
9,650,000Y
0
Scale
5km
380,000X
390,000X
400,000X
410,000X
LEGEND
Primary (Artisanal) Mining Licence (PML)
Special Mining Licence (SML)
Retention Licence (RL)
Prospecting Licence (PL)
Plant Site Base Case for August 2012 PEA
Gold Deposit
Villages
Preferred Tailings Storage Facility (TSF)
Alternate TSF

Source: TRX 2013
UTM Zone 36

D1598_TRX CPR Update_2014

February 2014	5

Subsequent to the completion of the PEA, various joint venture agreement changes have taken place with regards the Buziba and Busolwa Prospects in the BZMA and consequently these prospects were excluded from the Scope of Work for the mineral resource re-modelling exercise. In addition, a drilling programme has been completed on a new prospect within the BRMA, namely the Eastern Porphyry and this deposit requires geological modelling and mineral resource estimation.

The BRMA, as defined for this ITR therefore includes the Buckreef Prospect, the Bingwa Prospect, the Tembo Prospect and the Eastern Porphyry Prospects as illustrated in Figure 2 and Figure 3. The term Buckreef Project in this ITR is loosely defined as ultimately encompassing both BRMA and BZMA, but as the latter does not form part of the current mineral resource re-estimation exercise, it is generally not included in references to the Buckreef Project unless specifically stated.

The technical information relating to the BZMA remains unchanged from the 2012 PEA and in accordance with Part 3, Section 3.5 of Definitions and Interpretation – National Instrument 43-101 Standards of Disclosure for Mineral Projects, the technical disclosure for the BZMA is not repeated in this ITR and the reader is referred to the “National Instrument 43-101 Preliminary Economic Assessment of Tanzanian Royalty Exploration Corporation’s Buckreef gold Mine Re-development project in Tanzania by Venmyn Independent Projects (Pty) Limited” (VIP21) dated August 2012 which has been filed on the System for Electronic Document Retrieval (SEDAR) and the TRX website.

1.2.	Scope of Work

NI 43-101 Item 2(b)

The Scope of Work for the mineral resource estimation included the following:-

●	an audit of the entire geology, drillhole, assay, topography and specific gravity databases which will form the basis of the new models;

●	inclusion of the Buckreef, Tembo, Bingwa and Eastern Porphyry Prospects of the BRMA only;

●	development of the geological wireframe models by CAE Mining Limited (CAE Mining) which is the DataMine™ specialist supplier in South Africa. The decision to use the independent DataMine™ specialist was made to ensure compatibility with the Datamine NPV Scheduler to be used at a future PFS level of study; and

●	the wireframes were to be mineralisation envelopes with specific criteria for each deposit taking cognisance of geological, structural and lithological controls.

1.3.	Sources of Information

NI 43-101 Item 2(c))

The original Mineral Resource estimates for the Buckreef Project were compiled independently by Hellman and Schofield (Pty) Limited based on the historic owners, Iamgold’s, exploration results and published in the documents listed in Table 1:-

Table 1 : Historic Source Documentation of the ITRs Published Prior to 2012

DOCUMENT NAME	COMPILED BY	REFERENCE	DATE

Buckreef Project-Tanzania. Interpretation of a helicopter airborne geophysical survey.	Barret D.	A report for Ashanti Goldfields (Tanzania) Ltd.	1999
Buckreef Gold Mine Re-Development Project	STAMICO	Information Memorandum	Aug-10
Technical Report on the Buckreef Gold Project	Tomkinson, M.J.,	Hellman and Schofield (Pty) Ltd	1/1/2006 Published on SEDAR
Estimates of the Gold Resources at Buckreef Prospect, Tanzania		Hellman and Schofield (Pty) Ltd	June 2007 Unpublished Report
Recoverable gold Resource Estimation of the Bingwa Deposit, Tanzania		Hellman and Schofield (Pty) Ltd	July 2006 Unpublished Report
Recoverable gold Resource Estimation of the Tembo Deposit, Tanzania		Hellman and Schofield (Pty) Ltd	February 2007 Unpublished Report
IAMGOLD Surrender Report	Minde, T: Sheehan P	IAMGOLD Tanzania Limited	July 2009 Unpublished Report
Iamgold Surrender Report	Minde, T: Sheehan,P.	Iamgold Tanzania Limited	July 2009 Unpublished Report
Proposed Hydrometric Station Locations	Mc Nee,G.	Lorax Environmental	2007 Unpublished Report
Phase 2 Metallurgical Testwork		Metallurgical Project Consultants (Pty) Ltd	2007, Report 6011
Buslowa Ore Characterisation Testwork		Independent Metallurgical Laboratories (Pty) Ltd	2005, Report 2305

Source: TRX and Venmyn Deloitte 2014

Figure 03

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

BUCKREEF MINING AREA (BRMA) LEGAL TENURE

LEGEND
Primary (Artisanal) Mining Licence (PML)
Special Mining Licence (SML)
Prospecting Licence (PL)
Plant Site Base Case PEA
Gold Deposit
Village
Preferred TDF
Alternate TDF
BUCKREEF MINING AREA (BRMA)
Bingwa
Eastern Porphyry
Buckreef
Rwamagaza Village
Tembo
RWAMAGAZA FOREST RESERVE
400,000X
390,000X
380,000X
9,660,000Y
9,650,000Y
Scale
0
2km
Lake Victoria
Mwanza
Mabuki
Bubiki
Shinyanga
Tinde
Kahama
Ushirombo
BRMA
BZMA
0
37km
N
VMD1598_TRX CPR Update_2014

February 2014	7

The 2014 ITR is based upon information supplied by TRX to Venmyn Deloitte and CAE Mining, as summarised below, referenced in the text, and included in Section 9:-

●	historic exploration information from previous holders of the exploration rights, Iamgold Corporation (Iamgold), which surrendered the rights and exploration information to the Tanzanian government in 2009. The historic information is in the possession of TRX by virtue of the joint venture with Stamico;

●	in-house exploration results from surveys undertaken by Iamgold in the course of its tenure;

●	technical reviews undertaken during the 2012 PEA and the mineral resource estimates developed for the PEA;

●	TRX exploration results; and

●	independent specialist studies commissioned by TRX for the 2012 PEA.

TRX has warranted that it has openly provided all material information to Venmyn Deloitte, which, to the best of its knowledge and understanding, is complete, accurate and true.

The authors of this ITR are not qualified to provide extensive commentary on legal issues associated with TRX’s right to the mineral properties. Venmyn Deloitte has reviewed the legal title documentation (Special Mining Licence and Prospecting Licences) and, whilst this does not constitute a legal opinion, the authors have satisfied themselves that the information presented herein is materially correct. No warranty or guarantee, be it express or implied, is made by the authors with respect to the completeness or accuracy of the legal aspects of this document. In addition, Venmyn Deloitte has relied on the legal opinion by B. J. Nnunduma (PhD) in terms of the environmental permitting requirements.

1.4.	Scope of the Opinion and Statement of Independence

NI 43-101 Item 2(c)

Venmyn Deloitte’s primary obligation in preparing mineral asset reports for the public domain is to describe mineral projects in compliance with the reporting codes applicable under the jurisdiction in which the company operates. In this case, it is the Canadian NI 43-101 code, as discussed in Section 1.

In the execution of its mandate, Venmyn Deloitte and the contributing consultants undertook the Mineral Resource estimation and data review in order to identify the factors of both a technical and economic nature, which would impact the future viability of the Buckreef Project. Venmyn Deloitte prepared this ITR for potential investors and their advisors. Venmyn Deloitte considered the strategic merits of the assets utilising the best practise due diligence methodologies. The ITR has been compiled in order to incorporate all available and material information that will enable potential future finance providers to make balanced and reasoned judgements regarding the technical merits of the Buckreef Project.

Venmyn Deloitte is an independent advisory company. Its consultants have extensive experience in preparing Technical Reports, technical advisers’ and valuation reports for mining and exploration companies. Venmyn Deloitte advisors have, collectively, more than 100 years of experience in the assessment and evaluation of mining projects and are members in good standing of appropriate professional institutions. The signatories to this report are qualified to express their professional opinions on the Buckreef Project and qualify as Qualified Persons, as defined by the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. To this end, Qualified Persons Certificates are presented in Appendix 2.

Neither Venmyn Deloitte nor its staff, have or have had, any interest in any of TRX’s projects capable of affecting their ability to give an unbiased opinion, and, have not and will not, receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees. Neither Venmyn Deloitte, nor any of the authors of the ITR, hold any interest in TRX.

1.5.	Personal Inspection

NI 43-101 Item 2 (d)

The Qualified Persons responsible for the ITR visited the Buckreef Project, (both the BRMA and BZMA) between 22 and 29 October 2011.

February 2014	8

The project was inspected by a team of technical consultants for the 2012 PEA and these included environmental consultants, mining engineers and mine planners, tailings storage facility (TSF) experts, and process engineers. The site visit included an inspection of the drilling and drilling procedures, core logging and data capture and of all available infrastructure in the general area and within the properties themselves.

1.6.	Use of the Term “Ore”

The Canadian National Instrument Companion Policy 43-101 (Section 2.3) indicates that in the context of mineral resource estimates, the term ‘ore’ implies technical feasibility and economic viability that should only be attributed to mineral reserves”. In compliance with Section 2.3 of the Companion Policy, the term “ore” is not used in the mineral resource context of this ITR.

The term “ore” is used however, in the processing sections of the ITR and in this context, implies no application of modifying factors, no technical feasibility or economic viability other than that normally applied in the determination of the Mineral Resources.

2.	Reliance on Other Experts

NI 43-101 Item 3 (a)

Venmyn Deloitte is not qualified to provide extensive comment on legal issues, including the status of tenure associated with the Buckreef Project. In the assessment of these aspects it has relied upon information provided by TRX, which has not been independently verified by Venmyn Deloitte. The ITR has been prepared on the understanding that the property is, or will remain, lawfully accessible for evaluation, development, mining and processing.

Venmyn Deloitte and the Qualified Persons identified as the authors responsible for this report, have specifically relied on other experts as referred to in NI43-101 Item 3. Therefore, in compliance with Item 3, the other experts, who are not specifically qualified persons responsible for this report have been identified in:-

Table 2 : Reliance on Other Experts

EXPERT	COMPANY	TYPE OF STUDY	DATE	NATURE AND EXTENT OF RELIANCE

Barret, D.	Ashanti Goldfields	Airborne Geophysical Survey	1999	Full interpretation of helicopter airborne geophysical survey (Section 8)
Mac Donald C., Tambila K	Social Sustainability Services	Social Impact Assessment	2006	Full Reliance on the Results of the Study (Section 19)
Mc Nee, G.	Lorax Environmental	Hydro-geological	2007	Full Reliance on the Results of the Study (Section 19)
B. J. Nnunduma (PhD)		Environmental permitting legal opinion	2011	Full Reliance on the Results of the opinion

3.	Property Description and Location

NI 43-101 Item 4 (a)

The Buckreef Project is a gold exploration project, which comprises numerous prospecting licences and a single special mining licence located approximately 100km southwest of the regional city of Mwanza, in Geita District of northern Tanzania (Figure 1). The project area is centred on 3º 7’ 18‘‘N and 32º 7’ 5‘‘E and includes the historic, dormant Buckreef Mine located within the western portion of the project and 4 gold prospects as shown in Figure 2. The four prospect areas within the BRMA which were included in the re-modelling exercise are the Buckreef Prospect, the Bingwa Prospect, the Tembo Prospect and the East Porphyry Prospect with a total approximate aerial extent of 79.83km2.

3.1.	Locality, Regional Infrastructure and Country Profile of Tanzania

The United Republic of Tanzania is located in east Africa on the Indian Ocean coast and is bordered by Kenya, Uganda, Rwanda, Burundi, Zambia, Malawi and Mozambique (Figure 1). Tanzanian governance includes the islands of Matia, Pemba and Zanzibar. The administrative capital, Dodoma is located near the centre of the country and Dar es Salaam, the financial and economic centre, is located on the coast. The areal extent of the country is 945,040km2 and the total population is approximately 43.7million. The country profile of Tanzania is summarised in Table 3:-

February 2014	9

Table 3 : Country Profile of Tanzania

ITEM	INFORMATION	ESTIMATE YEAR

Location	East Africa
Time Zone	UTC+3
Dialing Code	255
Geographic Co-ordinates	6° 00S, 35° 00E
Bordering Countries	Indian Ocean, Kenya, Mozambique
Coastline	1,424km
Capital City	Dar es Salam
Government Type	Republic
Land Area	885,800km2, water 61,500km2, 31st in the world in terms of size
Maritime area	12 nautical miles (nm)
Elevation	Lowest point 0mamsl and Kilimanjaro 5,895mamsl
Topography	Plains along the coast with a central plateau and highlands in the north and south
Climate	Tropical along the coast to temperate in highlands
Population	41,892,895
Ethnic Groupings	99% African on the mainland comprising 130 tribes, other 1% Asia, European and Arab
Languages	Swahili, English, Arabic
Currency Code	Tanzanian shillings (TZS)
Exchange Rate	1USD:1,623TZS	2012
Inflation Rate (consumer prices)	7.20%	2012
GDP (PPP)	USD73.12bn	2012
Real GDP Growth Rate	6.90%	2012
GDP-per capita	USD1,600	2012
Export Value	USD5.9bn	2012
Export Commodities	gold, coffee, cashew nuts, cotton, manufactured goods	2012
Export Partners	India 15.2%, China 11.1%, Japan 6.2% Netherlands 6.2% UAE 4.8% Germany 5.1%	2012
Import Value	USD10.32bn	2012
Import Commodities	consumer goods, machinery, industrial raw materials, crude oil	2012
Import Partners	India 16.3%, China 121.3%, South Africa 6.4%, Kenya 6.0% UAE 5% Japan 4.3%	2012
Natural Resources	Hydropower, tin, phosphates, iron ore, coal, diamonds, gemstones, gold, natural gas, nickel	2012
Power	3.8bkWh production, 3.18bkWh consumption	2012
Land Use	Arable land 4.23%, permanent crops 1.16%, other 94.61%	2012
Environmental issues	Soil degradation, deforestation, destruction of coral reefs, illegal hunting of wild animals especially for ivory
Industries	Agricultural processing, diamond gold and iron mining, soda ash, cement, oil refining, shoes, wood products, fertilizer

Source ; CIA World Fact book, www.gfmag.com

Tanzania is sub-divided into 26 administrative regions, of which 21 are in the mainland and five in Zanzibar. Tanzania is mountainous in the northeast and the highland includes Africa’s highest peak, Mt Kilimanjaro. To the north and west are the navigable lakes, Lake Victoria and Lake Tanganyika. Central Tanzania comprises a large plateau, with plains and arable land.

Infrastructure and accessibility in Tanzania is operational and there is an international airport at Dar es Salaam and numerous other manned and unmanned airstrips at regional centres throughout the country. Domestic air transport is reasonable, and connects all the major regional centres within the country. National roads are generally in good repair, facilitated by a Road Fund and Road Agency structure and fuel levy. Secondary and dirt roads are in various states of repair and passable by 4x4 vehicles.

The port of Dar es Salaam is a significant regional port in East Africa; however, it often represents a bottleneck for both imports and exports. Privatisation of certain sectors of the port in recent years has assisted in improving the efficiency of the port, however, the significant growth in shipping traffic continues to exceed the capacity of the port.

Power supply in Tanzania is characterised by very low consumption, low coverage and poor reliability, with frequent outages, even in major centres. Significant investment in the power generation capacity of Tanzania is required to mitigate these issues. Water supply is poor and access to clean and safe water is limited.

February 2014	10

The telecommunications network is based on microwave radio relay stations and is available in all major towns. This network is supplemented by a mobile cellular system, operated by a number of different private service providers and is available throughout most of the country.

3.2.	Tanzanian Political history

Following World War I, the League of Nations decreed that the former German colony of Tanganyika be placed under British administration. Tanganyika gained independence from Britain in 1961, and briefly adopted a British parliamentary form of government, which was succeeded in 1962, by a presidential form of government headed by Julius Nyerere.

The Interim Constitution of the United Republic of Tanzania was adopted and a union negotiated between the former Tanganyika colony and the islands of Zanzibar. The union was formalised in 1977 with the merger of Tanzania’s ruling party, Tanzanian African National Union and the main representatives of Zanzibar’s Afro Shirazi Party to form a new party called the Chama Cha Mapinduzi (CCM). The adoption of a permanent constitution, with the provision that allowed Zanzibar to elect representatives to the National Assembly, further strengthened these ties.

Ndugu Ali Hassan Mwinyi was elected president in 1985 and began a process of political and economic reform of the socialist economic policies of President Nyerere. In 1992, the constitution was amended and a multi-party system was introduced.

Benjamin William Mkapa was elected president in 1995 and continued with these reforms and presided over a relatively stable political environment. He promoted a culture of human rights, non-racial policies, freedom of speech, and is recognised as the driving force behind Tanzania’s economic liberalisation. Mkapa was re-elected in 2000. In 2005, Jakaya Kikwete of the ruling party won the presidential elections by a landslide (over 80%) margin, and undertook to continue the economic reforms set in motion by Mkapa. In 2010, he was re-elected as president for his second term, by another overwhelming vote.

Recently, demonstrations and political rallies have been violent and resulted in fatalities in June 2013 in Arusha, as well as Mtwara.

3.3.	Tanzanian Economic Climate and Fiscal Regime

Despite the recent economic reforms, Tanzania remains one of the poorest economies in the world, depending largely on agriculture (±40% of Gross Domestic Product (GDP)), which accounts for 85% of all exports and employs 80% of the work force. Tanzania has largely completed its transition to a liberalised market economy, though the government retains a presence in sectors such as telecommunications, banking, energy, and mining. Tanzania is still dependent on multilateral and bilateral aid, in order to support infrastructural development and to alleviate poverty. It is a member of the East African Community and this assists in regional trade ties.

The GDP in 2012 was quoted as approximately USD7.12bn (Table 3), with the real growth rate of the economy in excess of 5% for the past 5 years. The inflation rate in Tanzania was recorded at 5.60% in December of 2013. Inflation Rate in Tanzania is reported by the National Bureau of Statistics (NBS) – Tanzania and from 1999 until 2013 the average rate was 7.7% with a high of 19.8% in December of 2011. The World Bank indicates that the growth in GDP for 2012 was over 7% as compared to an average of 4.5% for Sub-Saharan Africa. The International Finance Corporation (IFC) ranked Tanzania as 145 out of 189 countries in terms of ease of conducting business, with ranking for attainment of electricity at 102.

3.4.	Exploration and Mining in Tanzania

Tanzania has currently one of the highest levels of exploration in Africa due to its overall geological prospectivity, political stability and investor friendly policies. Gold was mined in Tanzania long before the arrival of the Europeans and the early 1990s marked the rapid increase in exploration by international companies, searching for gold deposits within the granite-greenstone belts of the Lake Victoria Goldfield.

February 2014	11

The success of this exploration has led to the opening of numerous large gold mines in the area producing an average of in excess of 40,000kg of gold a year for the past 5 years, with a peak of in excess of 52,000kg in 2005. Gold production decreased in 2008 as a consequence of the global economic crisis, but exploration has been ongoing, albeit at a slower pace, and new discoveries continue to occur.

The Lake Victoria Goldfield is characterised by gold mineralisation associated with iron formations, tuffs, and volcano-sedimentary exhalatives. Notable developments in the past 10 years include the commissioning of large-scale mines at Geita, Bulyanhulu, Nzega, North Mara, Buhemba and Tuluwaka. Gold has also been discovered and mined, to a far lesser extent, in the southern and southwestern parts of the country.

In addition to gold, the following commodities are mined and actively explored for within Tanzania:-

●	base metals, in a belt running from Kagema, through Kigoma, to the Mbeya, Ruvuma and Mtwara regions and in northwest Tanzania; and

●	gemstones in eastern and western belts running from the Kenyan border in the north to Mozambique in the south. Tanzania is particularly well known for its diamonds (specifically from the Mwadui Mine) and Tanzanite (blue zoisite).

3.5.	Tanzanian Mining Law, Royalties and Taxes

NI 43-101 Item 4 (c), 4(d), 4(e)

In April 2010, a revised Mining Act was passed by Parliament, which incorporated higher royalties at 4% for precious and base metals, 6% for diamonds and gemstones, and 7% for uranium, as well as, requiring mining companies to list on the Dar es Salaam Stock Exchange.

The 2010 Mining Act gives the State “a free carried interest” in mining projects, the level of which is negotiated between the government and the mineral rights holder depending on the type of mineral and the level of investment.

The State ownership of future mining projects in Tanzania will be based on the level of investment in each individual joint venture. The new act prescribes that mineral rights and licenses for dealing in minerals will be reserved exclusively for Tanzanian citizens and corporate bodies under the exclusive control of Tanzanian citizens. Furthermore, licences to mine for gemstones are only to be granted to Tanzanians, regardless of the size of the operation. It is understood that agreements/licences currently in force with non-Tanzanian controlled mining companies remain unchanged.

Salient features of the 2010 Mining Act are:-

●	the right to trade in mineral rights;

●	the simplification and consolidation of past statutes on mining and mineral trading; and

●	the improved security of tenure through removal of most past ministerial discretionary powers and introduction of a mining advisory committee responsible for advising the Minister of Energy and Minerals on decisions to ensure enhanced clarity and transparency; fair, streamlined and non-discriminatory licensing procedures; and environmental management.

The Mining Act aims to deter information hoarding of new discoveries, the freezing of exploration acreage for speculative purposes and transfer pricing and tax evasion. The fiscal incentives provided to exploration and mining activities include the following:-

●	exemption of import duty and Value Added Tax (VAT) on equipment and essential materials up the anniversary of start of production, thereafter 5% seal applies;

●	depreciation allowances of 100%; and

●	repatriation of capital and profit directly related to mining.

Under the Mining Act, Tanzania issues four basic categories of licences:-

February 2014	12
●	Reconnaissance Licence: granted for one year and renewed for one year. A work programme must be submitted by the applicants and bi-annual reports are required for submission. On expiry, all data, maps and reports are to be surrendered to the Government. The licence holder may then apply for a Prospecting Licence;

●	Prospecting Licence: granted for an initial period of three years and for two successive periods of renewal, neither of which can exceed two years and both of which require a 50% reduction in land area. The portion returned to the State can be re-applied for as a new application under a different company name. Currently, a subsidiary company under the same parent umbrella may apply for the new application;

●	Retention Licence: granted to the holder of a Prospecting Licence on which mineral deposits of commercial significance have been discovered but which cannot be exploited or developed immediately. These licences are granted for a maximum of five years; and

●	Mining Licence: granted to the holder of a Prospecting Licence over the area and gives the holder the exclusive right to prospect and mine minerals. These are valid for 25 years (or the life of mine), with an option to renew for a further 25 years.

Special Mining Licences are granted on the basis of an application which stipulates the Mineral Resources and Reserves for the deposit, mining and processing proposals as well as social and labour plans and beneficial use of the resources. The Special Mining Licence is based upon a Development Agreement between the Department of Energy and Minerals and the applicant.

The State reserves its rights to revoke any Reconnaissance, Prospecting, Retention and/or Mining rights in terms of the Tanzanian Mining Act. In terms of security of tenure, there are recorded cases of companies with renewal applications in process, having new Prospecting Licences granted over their previously held right.

Licences that are located within a Forest Reserve and Game Controlled Area require additional authorisation which must be sought from the Ministry of Natural Resources and Tourism (MNRT).

With respect to TRX’s Prospecting Licences, no royalties or taxes are payable to the State, and normal exploration expenditures will be subjected to tax regulations as set out by the Tanzania Revenue Authority (TRA).

In terms of the 2010 Mining Act, royalty will be computed on a gross value basis, as opposed to the net profit value in the previous act. Production from future TRX mining operations will be subject to a 4% royalty (2010 Mining Act Part VI 87). A corporate tax rate of 30% will be applicable to the Buckreef Project.

3.6.	Issuer’s Legal Title and Tenure

NI 43-101 Item 4(c), 4(d),

The Buckreef Project is a gold exploration project which was originally held by Iamgold prior to July 2009. The “Agreement to Redevelop the Buckreef Gold Mine (ARBGM) between Iamgold and the Ministry for Energy and Minerals included at that point, a single Special Mining Licence and 12 Prospecting Licences covering 98.19km2. In July 2010, Iamgold applied to surrender all licenses relating to the ARBGM, effective 25 October 2009, and the Commissioner for Minerals withdrew all licence applications relating to the ARBGM.

In 2010, TRX was invited by Stamico on behalf of the Ministry of Energy and Minerals, to tender for the opportunity to negotiate a joint venture agreement with respect to the Buckreef Project. TRX was awarded the tender, as confirmed in a letter from the Director General of Stamico dated 16 December 2010. In October 2011, TRX signed a joint venture agreement with Stamico with regards to the Buckreef Project. TRX holds a 55% interest in the Buckreef Project, with Stamico holding the remaining 45%.

In terms of the agreement, TRX will manage the Buckreef Project and is not responsible for providing mine development financing. If positive feasibility is achieved, TRX expects that the project will be financed through debt or a combination of debt and equity. Net profits will be divided in accordance with the parties’ ownership interests after payment of all project expenses including debt service.

February 2014	13

The prospecting licences and special mining licence awarded to TRX as part of the joint venture are summarised in Table 4 and illustrated in Figure 3. In December 2011, TRX was awarded an enlargement of the SML04/1992 to 16.04km2 (Figure 3) and the enlargement is subject to the same conditions as the original SML04/1992.

In addition, within these licences are small-scale artisanal gold operations, which comprise 53 Primary Mining Licences (PML) or “claims”, held mostly by local parties as illustrated in Figure 3.

The legal tenure of the BZMA at the time of reporting the 2012 PEA entailed a joint venture arrangement under negotiation with several local parties. Subsequent to the PEA, the rights to the portion of the BZMA not owned by the TRX-Stamico joint venture have been consolidated under the ownership of a single company. A Letter of Intent (LoI) has been signed between these new owners of BZMA and TRX on 4 February 2014 that details the mutual intention to commence negotiations to conclude a definitive joint venture agreement. The BZMA joint venture has the formal approval of Stamico.

The BRMA comprises a hilly area over which the surface and mineral rights are vested in the State. No surface rights agreements are currently in place and there are no obligations on TRX with respect to surface rights agreements. The Tanzanian Mining Act requires consultation with landowners for access and a written authorisation is required for access and construction (2010 Act, Part VII 95 and 96). Appropriate compensation for any damages incurred during the exploration process or relocation, is negotiated with Local Government Authorities and Village Council (Mining Act Part VIII 102). All disputes are settled by the Commissioner.

The property boundary beacons have been surveyed and the location of all known mineralisation, the existing historic processing plant, waste rock dumps and tailing storage facility (TSF) for the BRMA are shown in Figure 3 and Figure 4 .

Table 4 : Summary of the BRMA and BZMA Legal Tenure

PROSPECT AREA	TENEMENT NUMBER	TENEMENT NAME	HOLDER	LICENCE GRANT DATE	AREA (km2)	DURATION OF LICENCE (yrs)

The BRMA
Buckreef	SML04/1992	Buckreef	State Mining Corporation (STAMICO) and Tanzanian Royalty Exploration Corporation	2000	16.04	17 Renewable
Eastern Porphyry	SML04/1992	Buckreef		2000		as above
Tembo and Bingwa	PL6546/2010	Rwamagaza Geita		2010	33.19	3 Renewable
	PL6544/2010	Rwamagaza South		2010	2.58	3 Renewable
	PL6432/2010	Rwamagaza South		2010	2.39	3 Renewable
	PL6429/2010	Rwamagaza North		2010	25.63	3 Renewable
The BZMA
Buziba	PL6545/2010	Buziba	Previously State Mining Corporation (STAMICO) and Tanzanian Royalty Exploration Corporation. Currently under negotiation with approved third party	2010	5.28	3 Renewable
	PL6547/2010	Buseresere		2010	5.29	3 Renewable
	PL6549/2010	Nyamalimbe Geita		2010	2.66	3 Renewable
	PL6548/2010	Nyambale Boss Reef		2010	1.89	3 Renewable
	PL6427/2010	Nyambale Busanda		2010	2.10	3 Renewable
	PL6428/2010	Mabamba Geita		2010	2.99	3 Renewable
	PL6431/2010	Nyamalimbe Geita 2		2010	2.66	3 Renewable
	PL6430/2010	Rwamagaza West		2010	8.90	3 Renewable
Buslowa	RL007/11	Busolwa		2011	20.00	15 years (Expiry 2016)

Source : TRX 2011

*Enlarged to 16.04km2 as of 13 December 2011

3.7.	Material Agreements

NI 43-101 Item4 (e)

The Tanzanian Mining Act makes provision for a Development Agreement between the Department of Energy and Minerals and mineral rights owners, the terms of which are valid for the Life of the Mine (LoM) and are constrained by the provisions of the Mining Act 2010 (Section 3.5).

In October 2011, TRX signed a joint venture agreement with the State Mining Corporation of Tanzania (Stamico) with regards to the Buckreef Project in which TRX holds a 55% interest in the Buckreef Project, with Stamico holding the remaining 45%.

February 2014	14
3.8.	Environmental, Permitting Issues and Other Significant Risks

NI 43-101 Item 4 (g), 4 (h)

A considerable quantity of environmental study has been completed to date for the Buckreef Project. For the purposes of the PEA, several specialist concept and sensitivity analyses were conducted on the BRMA and the results are reported in Section 19.

The environmental assessments to date indicate that there is a possibility of potential environmental liability in terms of historic arsenic contaminated TSF sites, potential contamination plumes in groundwater, soils and surface drainages, and mercury contamination from artisanal workings within the PML’s. The extent and nature of the possible contamination was addressed in the August 2012 PEA and the recommendations with regard risk mitigation and future containment are presented in this 2014 ITR for the record.

TRX is unaware of any servitude that requires negotiation with any surface rights owners. There are no disputes with adjacent properties that could affect TRX’s right to access, to prospect or to perform exploration on the BRMA properties.

TRX is in possession all necessary permits to conduct the exploration planned for the Buckreef Project.

To the best of TRX’s knowledge, no additional risks exist above those normally associated with an exploration and mining venture.

3.9.	Existing Mining Infrastructure

The original Buckreef Mine comprises the shaft headframe and plant but in both cases lack of care and maintenance has resulted in the infrastructure now being defunct. A small TFS is preserved, as well as the original mine and office buildings, and airstrip as indicated in Figure 4. The permanent accommodation/mess facilities are being utilised by TRX.

4.	Access, Climate, Local Resources, Infrastructure and Physiography

NI 43-101 Item 5

4.1.	Topography, Elevation and Vegetation

NI 43-101 Item 5 (a)

The Buckreef Project is situated in the Geita district, approximately 110km southwest of Mwanza, in the Lake Victoria region of Tanzania (Figure 1 and Figure 2). The project area consists of gently rolling low hills at an average elevation of 1,210 metres above mean sea level (mamsl) to 1,250mamsl, with flat alluvium deposits and black cotton (Mbuga) soil filled valleys. Pediments are gently sloped towards the drainage depressions which are vulnerable to erosion, particularly where vegetation cover has been removed through cultivation, mining or overgrazing The original vegetation has been modified by subsistence farming and tree clearing (mainly for charcoal), to mixed crops and open grassland. Certain areas have been damaged by overgrazing.

Topography can aid in mitigating potential visual impacts of mining projects, however the topography at the proposed project sites will not have the capacity to effectively absorb visual disturbance. Topography also influences the location of infrastructure elements by optimising earth-moving and excavating activities. The existing topography has been taken into account in the siting of the processing plants and TSFs.

Topography influences the direction and velocity of storm water runoff across an area. In the absence of detailed surveys and specialist investigations, it is assumed, that storm water draining across the sites will occur as sheet-flow towards the closest drainage lines. The average elevation slope of 0.01m per km (or 1%) has important implications for groundwater resources as groundwater generally follows the regional topography and velocity of groundwater movement is proportional to the difference in groundwater head, or groundwater elevation profile, between two or more locations (Hansen, 2011).

Figure 04

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

EXISTING HISTORIC INFRASTRUCTURE FOR THE BUCKREEF MINE

N
Old Living Quarters
Mill Area
Historic Tailings Storage Facility
Power House
Shaft
Air Strip
Sample Farm
Office
Guest House
Generator
Core Shed
Social Hall
32°01'30"E
32°00'36"E
32°00'54"E
Scale
0
250m

VMD1598_TRX CPR Update_2014

Source: TRX 2011

February 2014	16
4.2.	Accessibility and Proximity to Population Centres

NI 43-101 Item 5 (b), (c)

The Buckreef Project is situated in the Geita district, approximately 110km southwest of Mwanza. The hinterland northwest of Dar es Salaam is connected by a poorly maintained bitumen road, unreliable train service and several daily commercial flights. Mwanza is the nearest major population centre to the project, approximately 60km northeast of Buckreef, and is the second largest city in Tanzania with a population of 1million people.

Access to the project area is via ferry from Mwanza across Smith’s Sound, then via sealed road through the township of Geita. Alternative access is via sealed road through Shinyanga and Kahama, and subsequently via gravel road north to Bulyanhulu and then west to Nyarugusu.

The project can also be accessed by scheduled light aircraft flights (Coastal Air Services) from Mwanza to the airstrips located at Bulyanhulu or Geita Gold Mines, or more directly by charter to the bush airstrips located at Buckreef Mine or Nyarugusu Village (Figure 3). Access to the project area can be hampered in the rainy season (Figure 5).

4.3.	Climate, Vegetation and Operating Season

NI 43-101 Item 5 (d)

The project experiences a temperate climate, with sub-humid moderate temperatures all year round.

The mean annual rainfall is 1,264 millimetres (mm) (Veiga, 2004) and the Geita District has a bi-modal summer rainfall distribution, with two main rainy seasons: one from November to December and the other from February to May (Figure 5). The period from June to August is usually dry. The rain occurs as localised storms rather than in a generalised downpour and runoff from the upland ridge and hardpan ferricrete areas on BRMA is very high. The run-off generates rapid response stream-flow and sheet-flow. The water table varies markedly from season to season which can have an effect on drilling conditions. Consequently, the dry season, occurring between May and September is preferable for drilling programmes and field operations. During the wet seasons, access is limited across black cotton soils. River drainages are impassable in the wet season without suitable bridge construction (Figure 5).

The annual minimum and maximum temperatures for Geita range between 14°C and 30°C. September is the warmest month with an average temperature of 29.2°C at noon, while July is coldest with an average temperature of 14.6°C at night. The area has no distinct temperature seasons and the temperature is relatively constant during the year. July is on average the month with most sunshine (Henning, 2011). The proposed project area is regarded as humid and the climate is classified as a tropical savannah (winter dry season), with a subtropical moist forest bio-zone (Henning, 2011).

The climate in the Buckreef Project area is a major determinant of the geographical distribution of plant species and vegetation types. Local conditions of temperature, light, humidity and moisture vary greatly and the project design must accommodate this local climate variation to ensure that erosion is avoided, sensitive species or habitats are not destroyed, and material stockpiles are not damaged by meteorological events.

4.4.	Local Resources, Infrastructure and Available Surface Rights

NI 43-101 Item 5 (e)

The infrastructure at the Buckreef Project area is generally poor and unpaved roads are poorly maintained rendering access during the rainy season difficult (Figure 5). The project area is densely populated with individual and/or agglomerations of dwellings related to transient artisanal gold mining activities.

Exploration logistics, supplies and labour are largely provided from Mwanza and where possible, sourced locally from the villages of Rwamagaza and Nyarugusu and Geita Mine township. Local small pastoral villages are poor sources of logistical support and communication in the area is provided by a modern cell phone network, which has coverage in virtually all sectors of the LVG.

Figure 05

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

RAINFALL DISTRIBUTION AND ACCESS

RAINFALL DISTRIBUTION FOR MWANZA

RAINFALL vs NORMAL (mm)
1,000
900
800
700
600
500
400
300
200
100
DAILY RAINFALL (mm)
120
110
100
90
80
70
60
50
40
30
20
10
0
May '05
Jun '05
Jul '05
Aug '05
Sep '05
Oct '05
Nov '05
Dec '05
Jan '06
Feb '06
Mar '06
Apr '06

CULVERT ON THE MNEKEZI RIVER ALONG THE ROAD TO TEMBO

ROAD CONDITIONS DURING THE RAIN SEASON

Source: Venmyn Deloitte, 2012 D1598_TRX CPR Update_2014

February 2014	18

The surface rights are sufficient for future mining operations, processing plant, waste sites and TSF sites. Power and water availability are adequate for current requirements and will be upgradable to meet future mining requirements. In December 2007, Lorax Environmental was requested to conduct a study to identify suitable dam sites for a dam dedicated to supply water to the proposed Buckreef Mine site. In total 11 sites were identified and will be further investigated as the project progresses.

5.	Historic Ownership and Exploration

NI 43-101 Item 6

5.1.	Ownership and Historic Exploration

NI 43-101 Item 6(a), (b)

The Lake Victoria Goldfield was discovered in 1894 by German explorers and significant exploitation began in the 1930s at the Geita Gold Mine. Several small gold mines exploiting near surface reefs, operated throughout the Rwamagaza Greenstone Belt, particularly near the village of Rwamagaza (Figure 6). By 1940, Tanzania was producing 4.5tpa of gold (Au).

Gold bearing quartz veins were reported from the current Buckreef Mine area in 1945 and reports from the 1950s attest to ongoing production at a number of localities near Rwamagaza, including the Buckreef area. The extent of the small-scale local and colonial mining activities is evident from the numerous pits and adits covering the entire Buckreef tenement, however no production figures are available.

An airborne geophysical survey was flown during 1959 over the RGB, in a joint effort between the United Nations and the Tanzanian Mineral Resources Division, with a ground magnetic survey follow-up undertaken between 1965 to 1968. The Buckreef quartz vein hosted deposit was rediscovered in 1965 and the discovery was followed-up by drilling by the Tanzanian Mineral Resources Division. Post 1990, a new phase of modern exploration focused on potential Archaean deposits in the Lake Victoria region and the Lake Victoria Goldfield developed after significant gold discoveries (Figure 6). East Africa Mines Limited explored 40km of contiguous strike length of the Rwamagaza Greenstone Belt. During that time (2003), Spinifex Gold, the original parent company to East Africa Mines Limited, merged with Gallery Gold Limited of Australia. Iamgold Corporation acquired Gallery Gold in March 2006 and held the Buckreef Project until July 2009.

The Buckreef Mine was an underground mine exploited in the name of the Buckreef Gold Mining Company approved by the Tanzanian State Mining Company (Stamico) in 1972 and the exploration and mining activities during this period are summarised in Table 6:-

Table 5 : Summary of Buckreef Historic Exploration and Ownership 1960 to 2003

DATE	EXPLORATION UNDERTAKEN

1960	13 diamond drillholes by UNDP (12 in current database, UNBR01-12) identified a “possible ore zone’ 107 metres long, 8 metres wide and extending to 122 metres depth.
1968	1968 13 diamond drillholes by Tanzanian Mineral Resources Division (MRD01-13).
1970s	Early 1970’s underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m
1972	1972 Tanzanian government approved investment decision and Buckreef Gold Mining Company (BGMC)
1973-1979	Further underground development and 3 diamond drillholes (BGMDD01-03) by BGMC.
1978-81	Treatment plant and other facilities established with financial assistance from Swedish International Development Agency
1982-1988	Gold production commenced but reached only 25-40% of forecast targets.
1988	Review of operations by British Mining Consultants Ltd who found Buckreef assay laboratory assays 65% higher than overseas check assays
1990	1990 Mining ceased and workings flooded. Total ore extracted estimated at approximately100,000t @ 3-4g/t Au
1992	Aircore, RC and diamond drilling by East African Mining Corporation (now East Africa Gold Mines Ltd)
1994-1999	East Africa Mines Limited (EAM Ltd) entered into a re-development agreement with the government of Tanzania to develop the Buckreef resource into an economically viable gold mine on an 80% (EAM) and (20%) equity. The agreement runs from 1994 under 3 year period renewals to 2007 when it was last renewed for another three years
1999-2000	EAM signed a farm-in agreement with Ashanti AngloGold to explore Buckreef Project the agreement of which was terminated late 2000.
2001-2003	EAM under Spinifex run the project almost under care and maintenance with very limited exploration work based on the follow up recommendations from the final exploration report by Ashanti AngloGold.
2004-2005	Following the merger between Spinifex Gold and Gallery Gold in 2003 significant exploration work was concluded on the project and new resources established on the Buckreef Mining licence and at Rwamagaza resources were improved at Tembo, Bingwa and Miombo prospects.
2006-2009	Following the merger between Gallery Gold and IAMGOLD Corporation of Canada in March 2006 East Africa Mines Ltd was changed name to IAMGOLD Tanzania Ltd. Under IAMGOLD Tanzania limited Buckreef Project was completed up to commencement of pre-feasibility studies before the company decided to close all its exploration activities in Tanzania in 2009 and in so doing decided to surrender back to the government all its exploration portfolio under the Buckreef Re development Agreement.
2010	In March 2010 the government of Tanzania granted afresh all the surrendered licences to STAMICO, including the existed applications under IAMGOLD Tanzania Ltd.

Source : Hellman and Schofield 2007, TRX 2012

February 2014	19

Mining at Buckreef Mine ceased in 1990 due to a number of operational reasons and the mine flooded. Approximately 100,000t of run-of-mine (RoM) ore was mined at a diluted grade of approximately 3 grammes per tonne gold (g/t Au) to 4g/t Au. In 1994, the Buckreef Redevelopment Agreement was signed between the State of Tanzania and East Africa Mines Limited and additional surface and subsurface gold resources were identified.

5.1.1.	Previous Mineral Resource Estimates

Numerous mineral resource estimates have been undertaken for the Buckreef Project from 1995 through to the original mineral resource estimate for the project under TRX ownership, published by Hellman and Schofield in reports on the Buckreef, Bingwa and Tembo Prospects between 2006 and 2007.

In terms of the NI 43-101 ’Standards of Disclosure for Mineral Projects’ (Part 1, Section 1.1) definition of historic and current Mineral Resource estimates, the estimates were undertaken by the current owners and were verified, so cannot strictly be defined as “historic estimates”, hence the designation “previous estimates”. The estimates were published by TRX with Hellman and Schofield acting as the Qualified Person, and were re-published unchanged in 2011 under similar terms.

The 2006 and 2007, mineral resources were estimated using Multiple Indicator Kriging (MIK) on historical drilling data with GS3 software produced by Hellman and Schofield. The estimates were considered to be compliant with the “Joint Ore Reserves Committee” (JORC) (“Australasian Code for Reporting of Exploration Results, Mineral Resource and Ore Reserves”) codes. Hellman and Schofield was the independent Qualified Person for the 2006, 2007 and 2011 mineral resource estimate.

The Hellman and Schofield geological wireframe models included mineralised envelopes, major rock type boundaries, oxidation surfaces and topography. Interpreted mineralised domains, that were identified at approximately 0.3g/t Au minimum, included grade and interpreted cross-section outlines shaped to drillhole traces in 3D. Variogram analysis of the spatial continuity of gold grades within the Main and North Lodes at Buckreef Prospect indicated a relatively weak long-range continuity in the horizontal plane parallel to local structural trends in the mineralisation and in cross section. This weak, long range continuity is steeply dipping to the west.

Primary Mineral Resource panel dimensions of 10mE x 20mN x 5mRL were used by Hellman and Schofield. The large size of the model panels lead to more robust resource estimates, which more closely resemble the resources achieved during mining (Hellman and Schofield 2006). The resource estimates within each panel were classified according to the distribution of sampling in the kriging neighbourhood. This classification scheme took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

The 2006/2007 JORC compliant Mineral Resource estimate for the Buckreef Prospect by Hellman and Schofield is presented in Table 6:-

Figure 06

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

REGIONAL GEOLOGICAL SETTING OF THE BUCKREEF PROJECT

Lake Victoria
N
GEITA
Geita
RWAMAGAZA
Kitongo
Tulawaka
Bulyanhulu
BUCKREEF PROJECT
SUKUMALAND
Golden Ridge
Nyakafuru
SHINYANGA-MALITA
Myabi
Chocolate Reef
NZEGA
Golden Pride
2°30'S
3°00'S
3°30'S
4°00'S
0
Scale
25km
31°30'E
32°00'E
32°30'E
33°00'E
33°30'E
TANZANIA

LEGEND

Cenozoic
Mbuga-Clay - Alluvial deposits from Holocene and fossil streams and lake deposits of Proto-Lake Tanganyika

Proterozoic
Bukuban System, undifferentiated (siliceous siltstone and buff shale, intruded by basic sills; conglomerate, gritstone, quartzite, ferruginous sandstone; on the pediment plain usually bleached

Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents (greywacke and shale; slate and schist)
- Acidic volcanics (rhyolite, dacite and associated tuff)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)- Banded Ironstone Formation (BIF) (prominent crests and ridges) interbedded with shale
- Migmatite facies

Granitoid Shield
Granite / Gneiss complex undifferentiated including K-rich late kinematic Nyanzian intrusives

Active Gold Mines
Prospecting Licences
GEITA Greenstone Belts

D1598_TRX CPR Update_2014

February 2014	21

Table 6 : Previous Mineral Resource for Buckreef Prospect 2006 - Compliant with JORC

PROJECT	RESOURCE CATEGORY	TONNAGE (Mt)	Au GRADE (g/t)	CONTAINED Au (Moz)

Buckreef Prospect	Measured	3.35	2.7	0.29
	Indicated	2.56	2.2	0.18
	TOTAL MEASURED+INDICATED	5.91	2.4	0.46
	Inferred	5.89	2.2	0.41

Source : Hellman and Schofield 2006, 2007

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Source: Hellman and Schofield 2006

Cut-off grade 1% Au

Widths range 3m to 40m

Bulk Density ranges 2.0g/cm3 to 2.8g/cm3

Inconsistencies in totals are due to rounding

5.2.	Previous Mineral Resource Estimates from the 2012 PEA

NI 43-101 Item 6 (c)

As an integral part of the 2012 PEA on TRX’s Buckreef Project, Venmyn Deloitte reviewed the historic data, as well as the Hellman and Schofield geological and block models for Buckreef, Tembo and Bingwa Prospects. The review resulted in Venmyn Deloitte assuming responsibility for the project resource estimate in 2012.

In terms of the NI 43-101 ’Standards of Disclosure for Mineral Projects’ (Part 1, Section 1.1) definition of historic and current mineral resource estimates, the 2012 estimate was undertaken by the current owners and has been verified, so is not strictly an “historic estimate”.

However, Venmyn Deloitte and TRX consider the 2012 estimate to be no longer applicable, as there has been a material change in the size of the resource due to additional exploration, and re-estimation of the entire mineral resource using a different estimation methodology. The 2012 mineral resource estimate is presented in the following sections for comparison purposes with the new 2014 estimate, and in fulfilment of NI 43-101 Item 6(c) requirements.

5.2.1.	Mineral Resource Estimation for Buckreef Prospect 2012 PEA

The Buckreef Prospect orebody is a medium grade gold deposit with the majority of possible economic gold mineralisation contained within vertical to steep east dipping lode structures. Several separate mineralised zones or lodes were interpreted within the study area, with the Main and North Zones being of most economic interest. The mineralised domains were determined from drillhole cross-sections, which were formed into 3D wireframes and used to allocate primary or mineralisation domains. Secondary or weathering domains were also allocated using weathering surfaces. No other geological controls were considered in the interpretation process.

Hellman and Schofield employed a recoverable resource estimation technique based on Multiple Indicator Kriging (MIK) and this method provides an alternative approach to the more classical estimation methods. The MIK method is based on large block sizes (called panels) and estimates the proportion and grade of material that will be selected as ore using a certain selected mining criteria such a specific Smallest Mining Unit (SMU) size within the panel and grade control drilling pattern. The larger volume of panel is used to ensure more reliable estimates of recovered grade. In practice, panel size is tailored to drillhole spacing to ensure that each panel is informed by a sufficient and similar pattern of local data.

In more detail, the basic unit of an MIK block model is a panel that normally has the dimensions of the average drillhole spacing in the horizontal plane. The panel should be large enough to contain a reasonable number of blocks or SMUs, usually in the order of 15. The SMU is the smallest volume of rock that can be mined separately as mineralisation or waste and is usually defined by a minimum mining width. At Buckreef Prospect, primary panel dimensions of 10mE x 20mN x 5mRL were used and SMU dimensions of the order of 2mE x 5mN x 2.5mRL were assumed.

February 2014	22
5.2.1.1.	Data Presentation and Treatment- Buckreef Prospect

Length-weighted average gold grades were calculated for uniform one-metre downhole intervals. The final dataset comprised 56,805 composites. Drillholes were viewed in cross-section and interpreted mineralised domains interpreted as cross section outlines snapped to drillhole traces in 3D. The cross-section outlines were then formed into 3D wireframes and the wireframes used to allocate primary (mineralisation) domain codes (Figure 7). No geological controls were considered in the interpretation process. Secondary (weathering) domain codes were allocated using the provided weathering surfaces.

5.2.1.2.	Spatial Continuity and Directional Control on Mineralisation

Geostatistics provides several measures for describing spatial continuity. Throughout the Buckreef PEA, the maps and directional variograms used were all based on the correlogram measure.

The various parameters of the variogram model, such as the nugget effect and ranges in different directions, describe properties of the statistical continuity of metal grades. Gold and indicator variograms were calculated and modelled for the following data subsets generated by the flagging of the resource composites to each of the mineralised wireframes:-

●	Domain 2, All sub-domains, Main Zone;

●	Domain 4, All sub-domains, North Zone; and

●	Domain 6, All sub-domains, West Zone.

Domain 2 indicator and gold variograms were used in the estimation of Domain 1 and 3, there being too few samples to calculate useful directional variograms for these domains. The Domain 2 variograms were also applied to the estimation of the waste domain (Domain 0). Domain 4 indicator and gold variograms were applied to Domain 5 for estimation. The Domain 6 variograms were also applied to the estimation of the Domain 7 and 8. The orientations for each domain modelled in summary are:-

●	the Main Zone 3D-variogram surface show the dominant control on the gold mineralisation to be within a steep (close to vertical) plane striking grid north south;

●	the North Zone is characterised by a steep plane striking 20º to 30º degree west of north with a suggestion of a weak northerly plunge; and

●	the gold mineralisation within the West Zone is oriented within an east of north plane steeply (030 mine grid) dipping to the south.

5.2.1.3.	Resource Classification Criteria – Buckreef Prospect 2012 PEA

Panels in the resource model were allocated a confidence category based on the number and location of samples used to estimate proportions and grade of each panel. These confidence categories at Buckreef Prospect equate to Measured, Indicated and Inferred resources. The approach was based on the principle that larger numbers of samples, which are more evenly distributed throughout the search neighbourhood, will provide a more reliable estimate. The number of samples and the particular geographic configurations that may qualify the panel as Measured rather than Indicated or Inferred are essentially the domain of the Qualified Person.

The search parameters used in the 2012 PEA classification of a panel resource were:-

Figure 07

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

HELLMAN AND SCHOFIELD GEOLOGICAL DOMAIN MODEL FOR BUCKREEF PROSPECT

DOMAIN	GEOLOGY
1	Southern and Eastern Zones
2	Main Zone
4, 5	North Buckreef
6, 7	North east Striking Zones
8	Barren Quartz Porphyry dyke

Underground Workings
Northing
Easting
RL
1
2
3
4
5
6
7
8
BUCKREEF MINING AREA (BRMA)
BUCKREEF PROSPECT
Buckreef
Eastern Porphyry
Bingwa
Tembo
N
9,660,000Y
9,650,000Y
380,000X
390,000X
0
Scale
2km
LEGEND
Primary (Artisanal) Mining Licence (PML)
Special Mining Licence (SML)
Prospecting Licence (PL)
Plant Site Base Case 1
Gold Deposit

VMD1598_TRX CPR Update_2014

February 2014	24
●	minimum number of samples found in the search neighbourhood: for Category 1 (Measured) and Category 2 (Indicated) Mineral Resources, this parameter was set to twelve. For Category 3 (Inferred) a minimum of six samples is required. This parameter ensures that the panel estimate is generated from a reasonable number of sample data;

●	minimum number of spatial octants informed: the space around the centre of a panel being estimated was divided into eight octants by the axial planes of the data search ellipsoid. This parameter ensures that the samples informing an estimate were relatively evenly spread around the panel and all originate from a single drillhole.

●	for Category 1 and 2 Mineral Resources, at least four octants had to contain at least one sample. For Category 3 panels, at least two octants must contain data;

●	the distance to informing data: the search radii defined how far the kriging program may look in any direction to find samples to include in the estimation of resources in a panel. Panel dimensions and the sampling density in various directions normally influence the length of these radii. It is essential that the search radii be kept as short as possible while still achieving the degree of resolution required in the model.

For Category 1 Mineral Resources the easting, northing and elevation search radii were set to 10, 25 and 25 metres respectively. For Category 2 and 3 resources they were set at 15m, 37.5m and 37.5m respectively (representing a 50% expansion of the Category 1 radii).

5.2.1.4.	Buckreef Prospect Mineral Resource Classification

The Buckreef Prospect mineral resources were estimated over approximately 1,400m of strike length and to a depth of 575m below surface using the MIK technique implemented with GS3 software, a dedicated resource estimation software produced by Hellman and Schofield. As discussed previously, the model estimates mineralisation into panels with dimensions of 10m (east) by 20m (north) by 5m (elevation), which approximates the drillhole sample spacing throughout the majority of the study area.

A block support adjustment was used to estimate the gold resources at Buckreef Prospect. The shape of the local block gold grade distribution was assumed to be lognormal. The gold estimates within each panel were initially classified according to the distribution of sampling in the kriging neighbourhood. This classification scheme took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

The mineral resource model was depleted for mineralisation previously mined in underground workings. The global mineral resource estimates were determined at cut-off grades which would span the range of interest for open pit optimisation.

In the light of the global gold market, TRX calculated the cut-off grade at the June 2011 gold spot price of approximately USD1,500/oz and a three year trailing average of USD1,024/oz. The economic cut-off grade ranges from 0.39t/t Au to 0.6g/t Au. TRX made a strategic decision to publish the Mineral Resource estimate at an average of 0.5g/t Au cut-off, as in keeping with the then current global market. The National Instrument compliant Mineral Resources for the Buckreef Prospect in 2011 at 0.5g/t Au are presented in Table 7:-

February 2014	25

Table 7 : NI 43-101 Compliant Mineral Resources for Buckreef Prospect at Various Cut-off Grades - Dec 2011

MEASURED				INDICATED			INFERRED			MEASURED+INDICATED
Cut-off Grade (g/t)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)

0.5	5.176	2.05	0.341	3.706	1.86	0.222	7.158	1.89	0.435	8.882	1.97	0.563
0.6	4.729	2.19	0.333	3.31	2.01	0.214	6.386	2.05	0.421	8.039	2.12	0.547
0.7	4.337	2.33	0.325	2.978	2.17	0.208	5.742	2.21	0.408	7.316	2.26	0.533
0.8	3.989	2.46	0.315	2.698	2.31	0.2	5.188	2.37	0.395	6.687	2.4	0.516
0.9	3.676	2.6	0.307	2.455	2.46	0.194	4.712	2.52	0.382	6.131	2.54	0.501
1.0	3.394	2.74	0.299	2.243	2.6	0.187	4.298	2.67	0.369	5.637	2.68	0.486
1.1	3.136	2.88	0.29	2.056	2.74	0.181	3.934	2.82	0.357	5.191	2.82	0.471
1.2	2.905	3.01	0.281	1.889	2.88	0.175	3.613	2.97	0.345	4.794	2.96	0.456
1.5	2.332	3.42	0.256	1.485	3.3	0.158	2.84	3.41	0.311	3.817	3.37	0.414

Source: Hellman and Schofield 2007, 2011, Venmyn 2011

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources inclusive of Mineral Reserves (although no Mineral Reserves were reported for the PEA)

Estimates over variable widths to 3m to 40m

Bulk Density ranges 2.0g/cm3 to 2.8g/cm3

Inconsistencies in totals are due to rounding

55% attributable to TRX

5.2.2.	Mineral Resource Estimate for the Tembo and Bingwa Prospects

The mineral resources for the Tembo and Bingwa Prospects were estimated by Hellman and Schofield in 2006 and 2007 (unpublished report) and have undergone no material change since that time. Venmyn conducted a full review of the mineral resources estimation procedures and the Bingwa and Tembo mineral resources were considered current for the PEA according to Section 2.4(5) of the National Instrument Companion Policy 43-101CP.

The mineral resource classification for Bingwa Prospect was restricted to the Inferred category owing to a lack of understanding of the main controls on high grade zones within the orebody and a limitation on the bulk density data. Similarly the Tembo Prospect classification in the Inferred category was related to paucity of bulk density data. The Mineral Resource estimates for the Bingwa and Tembo Prospects in the 2012 PEA are presented in Table 8:-

5.2.3.	Mineral Resource Estimate for the Buziba and Busolwa Prospects

The technical information relating to the BZMA remains unchanged from the 2012 PEA and in accordance with Part 3, Section 3.5 of Definitions and Interpretation – National Instrument 43-101 Standards of Disclosure for Mineral Projects, the technical disclosure for the BZMA is not repeated in this ITR and the reader is referred to the “National Instrument 43-101 Preliminary Economic Assessment of Tanzanian Royalty Exploration Corporation’s Buckreef gold Mine Re-development project in Tanzania by Venmyn Independent Projects (Pty) Limited” (VIP21) dated August 2012 which has been filed on the System for Electronic Document Retrieval (SEDAR) and the TRX website.

The BZMA is located 25km east of the BRMA in the Rwamagaza Greenstone Belt. The principal host lithologies include magnesium rich basalt, co-magmatic dolerite and a suite of quartz-albite felsic porphyries that have intruded the mafic sequence. Gold mineralisation is associated with quartz vein arrays that occur in altered shear zones in mafic lithologies and as extensive stock works in the felsic porphyries.

The Hellman and Schofield estimation for the BZMA reported in the 2012 PEA was independently interrogated and reviewed by Venmyn Projects. The mineral resources were estimated using MIK techniques in GS3 software as for the BRMA The mineral resource estimates within each panel were classified according to the distribution of sampling in the kriging neighbourhood and took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

5.2.4.	Summary Previous Mineral Resource Estimates for BRMA and BZMA

The National Instrument 43-101 compliant previous mineral resource estimate for the Buckreef Project PEA 2012 is summarised as follows. It is important to note that mineral resources that are not mineral reserves do not have demonstrated economic viability:-

February 2014	26

Table 8 : Summary NI 43-101 Compliant Mineral Resources for the 2012 BRMA and BZMA

PROSPECTS	MEASURED			INDICATED			INFERRED			MEASURED & INDICATED
	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)

The BRMA
Buckreef	5.176	2.05	0.341	3.706	1.86	0.222	7.158	1.89	0.435	8.882	1.97	0.563
Bingwa							1.12	2.4	0.086
Tembo							0.725	2.18	0.051
The BZMA
Buziba-Busolwa				35.270	1.04	1.179	14.35	0.9	0.415	35.270	1.04	1.179
TOTAL	5.17	2.05	0.34	38.976	1.12	1.401	23.353	1.32	0.987	44.152	1.23	1.742
TOTAL	5.17	2.05	0.34	38.97	1.12	1.40	23.35	1.32	0.98	44.15	1.23	1.74

Source: Hellman and Schofield 2007, 2011, Venmyn 2011

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources inclusive of Mineral Reserves (although no Mineral Reserves were reported for the PEA)

Estimates over variable widths to 3m to 40m

Bulk Density ranges 2.0g/cm3 to 2.8g/cm3

Inconsistencies in totals are due to rounding

55% attributable to TRX

Cut-off grade 0.5g/t Au

5.3.	Historic Mineral Reserves

NI 43-101 Item 6(c)

No historic mineral reserves have been declared for the Buckreef Project to date.

5.4.	Historic Production

NI 43-101 Item 6 (d)

The gold deposit on the Buckreef Prospect was exploited by the Buckreef Mining Company Limited between 1972 and 1990 (Table 5) and the total production was100.000t RoM at a grade of 3g/t Au to 4g/t Au.

6.	Geological Setting and Mineralisation

NI 43-101 Item 7 (a), (b)

6.1.	Regional Geological Setting

NI 43-101 Item 7 (a)

The Buckreef Project is situated within the Lake Victoria Goldfield of northern Tanzania, which consists of a number of eastwest trending, linear, Archaean greenstone belts which are separated by granite-gneiss terrains within the Tanzanian Craton of east Africa (Figure 6). The goldfield is the third largest gold producing region of Africa, surpassed only by the Witwatersrand Basin in South Africa and the Tarkwa region of Ghana (Figure 6).

Numerous gold occurrences have been identified in the LVG, and new discoveries continue to be made. Since 1998, when the first mine, Golden Pride was commissioned, four additional large-scale mines namely, Geita, Bulyanhulu, North Mara, and Tuluwaka have come into production. Geita and Bulyanhulu Mines are considered world-class deposits, together representing in excess of 35Moz of gold resources.

The greenstone belts comprise mafic volcanics, pyritic sediments, tuffs, iron formation, chert, and felsic volcanics, collectively known as the Nyanzian Group.

The metamorphic grade of the Nyanzian Group is lower to middle greenschist facies, and two major deformational episodes have been identified. Amphibolite facies metamorphic rocks are exposed in the western portions of the belt near Tulawaka Mine, but in general higher grade metamorphic complexes are rare.

The greenstone belt sequences have geological and structural similarities to major gold districts in the Canadian Shield (Val d´Or, Kirkland Lake) and the Yilgarn Craton in Western Australia (Kalgoorlie, Laverton, Leonora, Kambalda and Southern Cross).

February 2014	27

Gold mineralisation within the Lake Victoria Goldfield occurs in a number of styles including:-

●	quartz veins within minor brittle lineaments, most commonly worked on a small-scale by artisanal workers, due to their limited extent and erratic gold distribution;

●	mineralisation within major ductile shear zones;

●	mineralisation associated with replacement of iron formation and ferruginous sediments; and

●	felsic (porphyry) hosted mineralisation, such as within the Rwamagaza Greenstone Belt.

Regardless of the geological environment, it is accepted that structural control on the emplacement of the mineralisation is critical. The following structural features have proven to be important foci of gold mineralisation:-

●	structural lineaments trending at 120º;

●	flexures and splays to the 120º trend (such as at Golden Pride);

●	structural lineaments at 70º (such as at Golden Ridge); and

●	granite-greenstone contacts (such as at the Ushirombo and Rwamagaza Greenstone belts).

6.2.	Local Geological Setting

NI 43-101 Item 7 (a)

The Buckreef Project area covers the eastern portion of the eastwest trending Rwamagaza Greenstone Belt which forms part of the Sukumaland Greenstone Belt (Figure 6).

The Sukumaland Greenstone Belt is oval shaped and is defined by two intermittently exposed belts of meta-volcanic and meta-sedimentary rocks that surround a core of granitoids and gneisses (Figure 6). The inner belt comprises an older, Lower Nyanzian sequence characterised by basaltic and andesitic lavas and tuffs, whilst the outer, younger, Upper Nyanzian succession consists of iron formation and tuffs. The understanding of the geology in the region has been hampered by the lack of outcrop (less than 2%). Isotopic dating suggests that the sequences are approximately 2.6Ga in age and although no contact between the outer and inner belts is exposed, a general trend of younging outwards is considered valid.

Within the Sukumaland Greenstone Belt, the Rwamagaza Greenstone Belt consists of a sequence of eastwest trending, poorly outcropping basaltic flows and overall the belt varies in width from 5km to 10km. The mafic sequences consist of komatiitic basalts to the south and tholeiitic basalts in the north, separated by the Rwamagaza Shear Zone. The basalts display well preserved volcanic features such as varioles, pillows, and flow top breccias Aeromagnetic data and minor outcrop, indicate the presence of a number of elongate discontinuous, serpentinised, sheared ultramafic bodies which parallel the flow stratigraphy and which could represent either intrusive bodies or the cumulate portions of thick, magnesium rich basaltic lava flows.

Two main clusters of felsic intrusions occur throughout the region and comprise large batholithic granites and porphyry intrusions. The Rwamagaza Greenstone Belt could possibly form part of a much larger mafic belt that has been dissected by the intrusion of large batholithic granites. Aeromagnetic surveys over the project area indicate the presence of granites at depth. The Rwamagaza Greenstone Belt mafic-ultramafic sequence is strained to varying degrees, with the highest strain occurring in the central area of the Buckreef Prospect tenements, where the belt is thinnest. In this area, the dominant rock type is mafic schist. Toward the thicker (less attenuated) eastern and western parts, the schists forms thinner more discrete zones of high strain separating areas of relatively unstrained ultramafic lithologies.

The granitoids are generally unstrained and hence assumed to be post peak deformation. A large portion of the basalts to the southeast of Nyarugusu are hornfelsed, suggesting the presence of granite at shallow depths beneath them.

February 2014	28

The tectonic evolution of the Rwamagaza Greenstone Belt is very poorly understood. Aeromagnetic data reveals several generations of crosscutting, late stage, brittle-ductile faults and shears, which offset flow stratigraphy and have locally been intruded by the felsic porphyries and by a late stage dolerite dykes. Early formed ductile structures are not easily defined in aeromagnetic data and there is evidence of shear zones that parallel the stratigraphy. The Buckreef Project host rocks comprise meta-basalt, which is generally un-deformed but metamorphosed to lower greenschist facies grades (Figure 5). At Buckreef Prospect interflow units of predominantly pelitic and cherty sediments occur, as well as a variety of porphyritic textured, dyke and vein like felsic intrusions along crosscutting structures or sub-parallel to flow stratigraphy.

The Rwamagaza Greenstone Belt has been subjected to a phase of laterite development, with formation of predominantly iron rich ferricrete caps, which were subsequently extensively eroded and only isolated remnants of laterite remain in situ. The high rainfall and sub-tropical climate has resulted in deep laterisation and although there is evidence of localised gold enrichment in the shallow oxidation profiles in the BRMA area, major zones of supergene gold enrichment are not developed. The Rwamagaza Greenstone Belt in general is covered by a thin layer of elluvial regolith, which is amenable to standard soil sampling techniques.

6.3.	Mineralisation

6.3.1.	Buckreef Prospect

The Buckreef Prospect is a shear zone hosted gold deposit within a sequence of mafic basalts and dolerites, in close proximity to a basement granite (Figure 8 and Figure 9). The defunct Buckreef Mine is located on a clearly defined, east-northeast/west-southwest trending, 5m-30m wide and 8km long, brittle-ductile shear zone within relatively undeformed mafic volcanics. Based on preserved slickensides, the dominant displacement vector across the shear zone was sinstral, however the bulk of the ductile fabric is post mineralisation. Gold mineralisation is associated with intense brecciation and quartz, carbonate, sericite pyrite alteration in at least two phases and is controlled within the regional shear by a fault zone with a 10m true width, drilled continuously for over 1.5km strike length.

The mineralisation on the main fault zone can be divided into three domains (see inset of Figure 7), namely Main Zone, South Zone and Buckreef North Zone, separated by altered but less well mineralised material as summarised below:-

●	Main Zone has a strike length of 600m, dips steeply to the west and is extends to at least 400m below surface; and

●	Buckreef North Zone has a strike length of 250m, also dips steeply to the west and has been intercepted in drilling 400m below surface.

The two predominant zones of mineralisation at Buckreef Prospect namely, Buckreef Main and Buckreef North Zones, are distinguished by the orientation of the main hosting shear and associated foliation. The ductile chloritic foliation trends northeast and dips steeply to the southeast, although the anastomising nature of the foliation causes the dip to be variable. The main shear foliation deviates away from its northeast trend at Buckreef Main towards a more northwest orientation at Buckreef North.

The southern strike extent of the shear, as well as several sub parallel structures to the west of the main shear, have been identified as targets for further exploration. The bulk of ductile fabric is post mineralisation and does not necessarily reflect stress conditions during the mineralising event.

The fault zone was subjected to early, pervasive iron carbonate alteration, which has undergone later brittle fracturing and brecciation with re-cementation by multiple events of grey to white quartz veining. Finely disseminated pyrite occurs in halos surrounding the zones of quartz veining and the degree of quartz veining is directly related to the tenor of the associated gold mineralisation.

Figure 08

VenmynDeloitte.
Tanzanian Royalty - Buckreef Project

LOCAL GEOLOGICAL SETTING OF THE BRMA

BUCKREEF PROSPECT
N
Old Buckreef Mine
Main Rwamagaza Shear Zone
BRMA
9,660,000
9,655,000
9,650,000
380,000
385,000
390,000
0
5km
Scale
LEGEND
Primary (Artisanal) Mining Licence (PML)
Special Mining Licence (SML)
Prospecting Licence (PL)
Basalt - Tholeitic
Ultramafic
Basalt - Komatitic
Granite
Rwamagaza structures

CROSS SECTION THROUGH BUCKREEF PROSPECT MINERALISATION
1,200RL
1,100RL
1,000RL
900RL
700E
800E
900E
1,000E
1,100E
1,200E
LEGEND
Quartz Vein
Dolerite
Felsic Porphyry
Mafic Porphyry and Granite
Gold Mineralisation (>0.8g/t Au)
Buckreef Shear Zone Alteration
Top of Fresh
Pit Shell (Carbon-in-Leach)*
Pit Shell (Heap Leach)*
*2008 Scoping Study

Source: TRX, 2011

D1598_TRX CPR Update_2014

Figure 09

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

DRILLING PROGRAMMES CONDUCTED ON BRMA

BUCKREEF MINING AREA (BRMA)
N
BUCKREEF PROSPECT
Buckreef
Eastern
Porphyry
Bingwa
Tembo
9,660,000Y
9,650,000Y
380,000X
390,000X
0
Scale
2km
LEGEND
Primary (Artisanal) Mining Licence (PML)
Special Mining Licence (SML)
Prospecting Licence (PL)
Plant Site Base Case 1
Gold Deposit

DRILLING PROGRAMMES CONDUCTED ON THE BRMA, SUPERIMPOSED ON THE DEPOSIT SURFACE EXPRESSIONS OF THE GEOLOGICAL DOMAINS

LEGEND
RC and Diamond Drillholes
BUCKREEF PROSPECT
N
9658750
9657500
391250
EASTERN PORPHYRY PROSPECT
9658250
9658000
9657750
3915000
3917500
392000
392250
392500
BINGWA PROSPECT
N
58000
57500
395000
395500
396000
396500
TEMBO PROSPECT
N
9655500
9655000
388500
389000

Source: TRX 2013, Venmyn Deloitte 2013
D1598_TRX CPR Update_2014

February 2014	31

A late stage veining event characterised by white, bucky quartz veins, is evident in the main zone and is barren of gold mineralisation, but is the only visible sign of the structure in outcrop.

The gold mineralisation at Buckreef Prospect is non-refractory in both fresh and oxide material. Deep drillholes indicate that high grade mineralised zones plunge steeply to the north. Several narrow, more discontinuous sub-parallel zones of similar alteration and mineralisation have been defined both to the west and to the east of the main fault zone (Figure 8).

Detailed logging of drillhole core reveals a prominent deepening of the oxidation profile above portions of both the Main and North Zones. The base of the oxidation zone occurs between 15m and 40m, with an average depth of 30m, and the overburden consists of both black cotton soils and lateritised duricrusts with an average depth of ±3m-4m, to a maximum of 20m.

6.3.2.	Tembo Prospect

The Tembo Prospect is located approximately 3km southwest of Buckreef Mine, adjacent to the main Rwamagaza Shear Zone (Figure 8 and Figure 9). Gold mineralisation at Tembo is tightly constrained within eastwest shears in meta-basaltic volcanic units. Alteration within the shear zone is characterised by a silica-carbonate-pyrite assemblage with the shear fabric being well preserved. Gold is associated with grey quartz thin veins, stringers and boudins parallel to the shear fabric. At Tembo Prospect, the transported and residual soil cover is 7m to 9m deep, below which, completely altered and sheared mafic material occurs to a depth of 50m. The majority of the oxidised zone has been exploited by artisanal mining.

The Mineral Resources estimated for the Tembo deposit were classified as Inferred Mineral Resources by Hellmann and Schofield 2007 as there was a paucity of deposit bulk density data and a potential lack of confidence in the QA/QC of the sampling programme. In response to these issues TRX drilled three specific drillholes to collect samples for bulk density determinations using the pycronometry test method. The samples were assayed using blanks, sample duplicates and standards and the previous sampling programme was thereby verified.

6.3.3.	Bingwa Prospect

The Bingwa Prospect is located at the northern margin of the RGB, adjacent to a sheared contact with a granitic intrusive and is approximately 4km east of the Buckreef deposit (Figure 9 and Figure 8). Gold mineralisation has been identified in a drilling programme over a strike length of 350m and up to 100m below surface, with the main zone of mineralisation occurring over a strike length of 150m. Gold mineralisation at Bingwa is associated with quartz veining in strongly foliated and altered greenstone in a shear zone abutting the granitoid contact. The shear zone strikes northeast and dips steeply to the northwest. The main zone of mineralisation is associated with the junction of a northwest striking, shallowly north dipping fault and the northeast striking shear zone.

Deformation, alteration and gold mineralisation appear to be limited to rheological contacts, between basalt and the early quartz veins and also along the margin of the granite. The difficulty in constructing continuous grade envelopes may be due to limited continuity of the early quartz vein array, and/or the possibility that the veins are folded, transposed and boudinaged within shear zones.

The majority of the mineralisation defined to date occurs within the oxide zone, which extends to 40m-60m below surface. The entire deposit is overlain by 5m to 8m of overburden and transported alluvial. Much of the Bingwa Prospect gold mineralisation in the weathered profile occurs in lower saprolite, below the redox boundary.

There is negligible upper saprolite below the overburden cover. Given that there is typically limited chemical dispersion of gold in lower mafic saprolite, this may be one of the reasons for poor lateral grade continuity at the Bingwa Prospect.

February 2014	32

The mineral resource estimate for the Bingwa Prospect undertaken by Hellmann and Schofield in 2007 indicated that the controls on mineralisation were insufficiently understood to permit classification other than in the Inferred Mineral Resource category. TRX subsequently has drilled five diamond drillholes drilled for geological, structural and geotechnical studies to gain better understanding of the control of mineralisation and to resolve the issue of high grade continuity at Bingwa.

The results of the study confirmed that the Bingwa Prospect mineralisation is hosted within the north-northwest to south-southeast trending structures at the intersection with the major northeast-southwest shear zone. The intersection between these structures is considered to play an important role in controlling high grade zones.

6.3.4.	Eastern Porphyry Prospect

The Eastern Porphyry Prospect is located 0.8km east of the Buckreef main deposit (Figure 3) and consists of weakly to moderately sheared felsic porphyry and younger fresh feldspar quartz porphyry dykes up to 30m wide within a mafic sequence dominated by medium grained dolerite.

The Eastern Porphyry mineralisation is associated with silicified and weakly pyritised shears, quartz veins and veinlets, and within quartz-feldspar porphyry. Quartz veining within the felsic unit may contain pyrite with or without low grade mineralisation. However zones of shearing within the dolerite up to 7m in width are associated with silica-carbonate-pyrite alteration.

The Eastern Porphyry structures occur within sheared basaltic lavas and medium grained dolerite intrusives of the northeast-southwest trending Nyamazama River lineament. The elongated intrusion attains a maximum thickness of 280m, but thins and disperses to the northeast and southwest into a series of relatively narrow quartz-feldspar-porphyry dykes. The Eastern Porphyry mineralisation has a total strike length of approximately 1,500m. The main intrusion is coincident with a circular magnetic anomaly in the area with a diameter of 350m (Barrett, 2000). In places the quartz-feldspar-porphyry is magnetite bearing, readily deflecting a hand magnet.

The gold mineralisation occurs in a similar lithological and structural setting as at Buckreef Prospect, but the intensive carbonate-silica-pyrite alteration typical of the Buckreef deposit is lacking or poorly developed. The fact that mineralisation on the Nyamazama River lineament is less well developed than at Buckreef may be due to less dilation of the northeast-southwest shear compared to that of Buckreef Prospect or the presence of the porphyry intrusion which inhibited fluid flow and was less chemically reactive than the basalt.

7.	Deposit Type

NI 43-101 Item 8

The Lake Victoria Goldfield hosts numerous small-scale and five large-scale orogenic gold deposits. Term ‘orogenic gold deposit’ is broad in scope and encompasses meso-thermal gold deposits, shear-hosted, lode-gold and metamorphic gold deposits. Typically, orogenic gold deposits are formed in regionally metamorphosed terranes, during compressional or transpressional tectonic processes at continental plates margins, in accretionary or collisional orogenic events. In both tectonic regimes, hydrated marine sedimentary sequences are added to continental margins. Subduction related thermal events then drive extensive hydrothermal fluid systems through the hydrated accretionary sequences, which results in the emplacement of gold bearing quartz veins from depths of 15km to 20km to surface (Groves 1997). The mineralisation is commonly post the deformation of the host rock but is syn-orogenic with respect to the on-going deep crustal, subduction related thermal processes (Groves 1997). In addition, mineralisation has been theorised to be associated with short-lived pulses of metamorphic fluids that are released by the rapid devolatilisation of a rock column undergoing burial in a convergent orogen.

The goldfield deposits are hosted by sedimentary units intercalated with volcanics and all are associated with quartz veining. The largest deposit at Geita is hosted by ferruginous chert-pelite units.

February 2014	33

The Rwamagaza Greenstone Belt hosts numerous small-scale gold deposits exploited by small-scale miners, as well as the Tulawaka Mine (0.4 Moz) at the western limit of the RGB, 56km to the west of the Buckreef Mine. All the deposits currently being exploited by artisanal miners in the Buckreef Project area consist of narrow discontinuous quartz veins within meta-basalts, shear zones, contact zones with felsic intrusives and metamorphic foliation.

Each of the four prospects, whilst generally formed under conditions described above, are unique in the mechanisms which concentrated the mineralisation. The exploration programmes undertaken have been specifically designed taking into account the unique set of local structural, lithologic and regional tectonic conditions which created potentially favourable sites for mineralisation concentration.

8.	Exploration

NI43-101 Item 9 (a), (b), (c), (d)

The BRMA has been the subject of numerous exploration programmes by several companies over more than fifty years. The mineralisation was originally identified by a 1966 United Nations exploration programme following up artisanal workings. The Buckreef deposit was subsequently explored by the Tanzanian Mineral Resources Division and developed into a small underground mine by Buckreef Gold Mining Company, a wholly owned subsidiary of the State Mining Corporation -Stamico (Table 5).

The Buckreef Mine closed in 1990 due to low gold prices, lack of working capital to purchase fuel and maintain the plant, resulting finally in the flooding of the mine.

Historically, the main focus of exploration was the Buckreef Prospect area and the remainder of the tenement holding was largely under-explored resulting in limited sub-surface information. The exploration programmes conducted post 1999 are summarised in Table 5 and Table 9 and included regional mapping to 1:5000, gravity and Induced Polarisation (IP) surveys, reconnaissance geochemical surveys and extensive drilling programmes.

Table 9 : Exploration Summary for Buckreef Prospect 1992 to 2009

YEAR	GEOCHEMISTRY SAMPLING PROGRAMME			DRILLING								GEOPHYSICS

	Soil Samples	Rock Samples	Termite Holes	Rotary Air Blast (RAB)		Air Circulation (AC)		Reverse Circulation (RC)		Diamond Drillhole (DD)
				Holes	Metres	Holes	Metres	Holes	Metres	Holes	Metres
1992	—	—	—	3	66	—	—	—	—	—	—
1993	—	—	—	—	—	105	1,576	—	—	—	—
1994	—	—	—	—	—	110	1,619	49	2,981	—	—
1995	—	—	—	—	—	732	9,906	115	7,333	25	4,532	Ground magnetics and trenching
1996	505	191	—	15	122	297	3,584	31	1,148	—	—
1997	1,486	269	—	1,300	47,061	484	7,403	382	29,428	—	—
1998	2,152	314	—	—	—	—	—	7	653	—	—
1999	12,807	772	—	602	16,803	43	1,744	—	—	—	—
2000	3,477	230	—	1,253	31,073	—	—	96	9,252	3	249
2001	—	—	—	—	—	—	—	—	—	—	—
2002	2,718	35	—	19	789	486	14,233	79	8,200	8	1,539
2003	1,738	—	—	—	—	1	26	6	542	—	—
2004	4,245	204	—	130	3,033	535	14,684	385	25,743	54	11,976	IP completed by Search Geophysics
2005	289	—	—	—	—	969	32,827	467	50,493	51	7,077
2006	129	—	—	—	—	130	4,222	234	23,316	8	1,116
2007	—		—	—	—	498	17,600	391	32,839	14	1,166	4 blocks Ground IP survey completed
2008	—	13	481	—	—	550	14,912	107	10,255	12	809	2 blocks Ground Gravity survey completed
2009	—	—	—	—	—	—	—	—	—	—	—
TOTAL	29,546	2,028	481	3,322	98,947	4,940	124,336		2,349	202,183	175	28,464

Source : Iamgold 2009

February 2014	34

The TRX exploration programmes post 2009, have included drilling and geochemical sampling so that the total drilling undertaken for the four prospects is summarised as follows and is illustrated in Figure 11:-

●	Buckreef Prospect: 684 drillholes for 97,287m;

●	Tembo Prospect: 74 drillholes for 5,713m;

●	Bingwa Prospect: 136 drillholes for 12,537m; and

●	Eastern porphyry: 80 drillholes for 10,814m.

Details of the drilling methodology are presented in Section 9.

8.1.	Geophysics

8.1.1.	Gravity Surveys

Spectral Geophysics (Botswana) was contracted during April 2008 to complete ground gravity surveys over 5km2 and the data was interpreted by Southern Geoscience Consultants (SGC) in Australia (Figure 10). The final results were compiled into a 1:20,000 scale geological interpretation delineating twenty one targets and the Rwamagaza Shear Zone. Gravity surveys proved effective for the location of large first order structures and in 2008 the airborne magnetic data was interpreted into an image atlas for future target definition.

8.1.2.	Induced Polarisation Surveys

During 2007, 14 IP survey blocks were completed over the project area by Spectral Geophysics and processed by SGC Australia (Figure 10). The results of these surveys highlighted altered fault/shears zone structures and in conjunction with magnetics can be used for targeting prospective strike extensions of existing ore bodies.

8.2.	Geochemistry Surveys on BRMA

Several historical soil and rock chip sampling programmes were completed over the Buckreef Project area on a grid of 100m x 100m, with closer spaced grids (80m x 40m) over historical target areas and targets with a high density of lineaments and interpreted mineralised structures. A total of 2,028 rock chip samples, 29,546 soil samples and 481 termite mound samples were taken during the period 1992-2009.

Transported laterite, combined with Mbuga soils which cover 60% of the area, hamper geochemical sampling and interpretation and Iamgold completed termite mound sampling over the problematic areas. To date the termite sample density is too low for identification of meaningful anomalies.

The results of the soil geochemistry results are consistent with the known structures in the area. The largest soils anomalies occur are over the main deposits at Buckreef Prospect.

8.3.	Sampling Methodology and Approach

The sampling methodology employed was dependent upon the drilling method. The protocols adhered to during the drilling and sampling campaigns were independently reviewed and considered by Hellman and Schofield to be within industry standard. The sampling of the diamond drillhole core was conducted by qualified geologists in the full time employment of Iamgold and more recently, in the fulltime employment of TRX. In addition, both Iamgold and TRX recognised that collection of samples, particularly for RC, Air Circulation (AC) and Rotary Air Blast (RAB) samples, could introduce bias to assay results and therefore specific sampling methodology and submission procedures were followed.

The RC drilling sampling methodology comprised collection through a cyclone at 1m intervals into large plastic bags. Each metre sample was riffle split on site, weighed and moisture content recorded for every metre interval. RC assay samples were taken as 3m composites. During composite sampling, the individual 1m riffle split reduced samples were collected in the field and retained for future analysis if warranted. Unique Sample ID ticket books with corresponding tear off sample tickets were printed and used to record sample details and assay samples. RC holes were stopped if persistent wet samples were encountered. The majority of RC samples collected since 1992 were homogenised and reduced to 2kg to 3kg on site by passing reduced samples at least 4 times through a single tier Jones riffler, which is demonstrated to be a more representative sample than that produced by stacked three tier splitters.

Figure 10

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

IP AND AEROMAGNETIC SURVEYS - 2007

IP SURVEY COMPLETED IN 2007

BUCKREEF PROSPECT
N
9,660,000Y
9,650,000Y
BUCKREEF MINING AREA (BRMA)
0
Scale
2km
390,000X
400,000X
410,000X
BUZIBA-BUSOLWA MINING AREA
(BZMA)
BUZIBA PROSPECT
BUZOLWA PROSPECT
LEGEND
Primary (Artisanal) Mining Licence (PML)
Special Mining Licence (SML)
Retention Licence (RL)
Prospecting Licence (PL)

BUCKREEF IP SENSITIVITY

0
Scale:
500m

BUCKREEF IP CHARGEABILITY

0
Scale:
500m

AEROMAGNETIC SURVEY ON BUCKREEF SHOWING EXTENT OF BURIED MAGNETIC GRANITE

0
Scale:
5km

Source: TRX, 2011
D1598_TRX CPR Update_2014

Figure 11

VenmynDeloitte.
Tanzanian Royalty - Buckreef Project

VMD1598_TRX CPR Update_2014

N
400,000mE
395,000mE
390,000mE
385,000mE
380,000mE
9,660,000mN
9,655,000mN
9,650,000mN
Rwamagang Shear Zone
Bingwa
Buckreef
Tembo
BRMA
Scale
0
5km
Buziba_EAM_0406_Au by Au1_ppb
Custom - same thresholds TGL Soils
ppb Au
100 to 3,290
50 to 100
30 to 50
20 to 30
10 to 20
0 to 10

Source: Venmyn Deloitte 2012

SOIL GEOCHEMISTRY RESULTS

February 2014	37

The entire length of AC and RAB drillholes was collected as 1m samples and composited into 3m samples for assay.

Diamond drillhole core was logged and processed for sampling on site. The majority of diamond drilling was NQ/NQ2 and core loss and drillers inconsistencies were noted. Sample intervals for assaying were normally standard 1m or 0.5m lengths, varying on lithological boundaries when required. Lithological based samples did not exceed 1m in length. The core was sawed length ways. Regular cleaning of the core, core yard, saw and sampling equipment along with a prohibition on jewellery in the core yard, all minimised potential contamination.

Retained RC, AC and RAB samples were stored in central sample stores at the Buckreef site, whilst the retained half of the diamond drillhole core was stored in galvanized core trays at the Buckreef core yard for future reference.

All assay samples were batched on site. The half-core samples were considered by TRX to be representative of the mineralisation and no sample bias is expected. No drilling, recovery or sampling factors are considered to have materially impacted the representivity of the samples.

8.4.	Rock Density Measurements

Bulk densities were determined by “weight in air versus weight in water” determinations for 1,232 samples; 837 from diamond drillhole core and 395 from RC samples for oxide, transitional and primary material. Based on this data set the following bulk densities for the conversion of resource volumes to tonnes were determined:-

●	oxide zone, 2.0g/cm3;

●	transition zone, 2.5g/cm3; and

●	fresh rock, 2.8g/cm3.

9.	Drilling

NI 43-101 Item 10

Several drilling programmes have been conducted on the Buckreef Project, those undertaken by Iamgold prior to TRX’s tenure and those undertaken by TRX post 2009, as summarised in Table 5 and Table 9 and illustrated in Figure 9. The AC and RAB drilling was only used to identify potential mineralisation and the results were excluded from all mineral resource estimations.

9.1.	Pre-2010 Drilling

The pre-2010 RC and diamond drilling at BRMA was supervised by experienced geologists and completed by professional drilling contract companies independent of Iamgold and was considered by Hellman and Schofield to be sufficiently compliant with international reporting standards to be used for the 2007 Mineral Resource estimate.

The Buckreef deposit was drilled on a local grid with traverses at 20m intervals along the strike of the gold mineralisation above 1,100mRL (surface approximately 1,225mRL) (Figure 10). The majority of drillholes were steeply angled at 60º towards the grid east or west direction, normal to the strike of the gold mineralisation. The RC resource delineation drill spacing was completed on a 40m to 20m x 20m spacing at Buckreef. On sections targeting the near surface gold mineralisation, the drillholes were spaced at 10m centres providing approximate 20m spaced vertical intercepts on the gold mineralisation. At Buckreef Prospect, the North and Main Zone mineralisation occurs in a shear zone with a true width of 10m, dipping steeply to the west. As a precaution to minimise interference and sampling by artisanal miners, the RC 1m samples were collected daily and transported to a central sample store where they were sampled and bagged.

The diamond drilling core recovery was an average of 93% (Hellman and Schofield 2007). Most of the diamond drillholes commenced with a tricone roller bit where near surface sampling was not required, followed by HQ diameter, which was reduced to NQ/NQ2 when fresh rock was encountered.

February 2014	38

Ten HQ core holes were drilled at Buckreef to twin anomalous RC and diamond drillholes as part of a QA/QC programme on historical assay practice and grade continuity. PQ metallurgical samples were collected at Buckreef Prospect.

The historic drilling programmes were conducted according to specific drilling protocols and the results incorporated into Micromine™ electronic databases for use in the construction of geological sections and 3D models used in Mineral Resource estimation.

9.2.	TRX Mineral Resource Definition Drilling

The TRX mineral resource definition drilling programme comprised a combined RC and diamond drillhole programme along a 1.3km strike length of the mineralised Buckreef shear zone, which includes the Buckreef Main Zone, Buckreef North and Buckreef South deposits (Figure 10). The TRX RC and diamond drilling campaigns were completed by several independent contractors namely, AfriDrill, West Side Drilling, Resource Drilling, Drillcorp, Stanley Mining Services and most recently by Tandrill. All TRX drilling campaigns were supervised experienced geologists under the management of TRX exploration manager and Qualified Person Mr P Kaniki.

In addition, the mineralisation that occurs on the Eastern Porphyry exploration target to the east of Buckreef Main Zone was included in the drilling programme.

The historical drilling on the Buckreef Main Zone was undertaken along 600m of strike, at a 20m grid spacing to variable depths ranging between 50m to150m. The 2012 programme was aimed at defining mineralisation between 150m and 250m depths. The results identified a wide zone of mineralisation, as exemplified by two drillholes which intersected a mineralised zone 26m wide with a grade of 4.5g/t Au at 215m depth and a zone, 19m wide with a grade of 10.58g/t Au at 155m depth. The results of the programme were incorporated into the Micromine™ electronic databases for inclusion in the mineral resource estimation.

The Buckreef North Zone occurs over approximately 380m of strike and was previously drilled on a 40m grid spacing to between 11m and 150m depths. The mineralisation was found to be open to the north and with depth and was identified as the primary target for increasing the near surface mineral resource base. The 2012 drilling programme confirmed that the high grade mineralisation extends northwards beyond the previous Buckreef North Zone mineral resource and examples of drillholes intersecting the mineralisation indicated a zone 46m in width with a grade of 2.31g/t Au at a depth of 28m and a 14m wide zone with a grade of 1.75g/t Au at a depth 206m.

The Eastern Porphyry target is located 800m east of Buckreef Main Zone (Figure 10). The mineralisation in the deposit was not included in previous mineral resource estimates and the aim of the drilling programme was to define a mineral resource for this deposit. A total of 80 drillholes for 10,814m were completed and the results included in the Buckreef Project Mineral Resource estimate. Near surface mineralisation was intersected as follows:-

●	a 10.5m wide mineralised zone at a grade of 2.27g/t Au at a depth of 75.5m;

●	a 4.8m wide mineralised zone at a grade of 3.86g/t Au at a depth of 66.0m;

●	a 9.4m wide mineralised zone at a grade of 1.25g/t Au at a depth of 8.0m; and

●	a 2.25m wide mineralised zone at a grade of 6.30g/t Au at a depth of 8.0m.

9.3.	Sampling Procedures

See Section 8.3.

10.	Sample Preparation, Analysis and Security

NI 43-101 Item 11 (a), (b), (c), (d)

The majority of the samples from BRMA were prepared either at the on-site Buckreef field laboratory during Iamgold tenure or prepared and analysed at the independent, internationally ISO accredited SGS Lakefield and Humac Laboratories in Mwanza with quality control check sampling undertaken at ALS Brisbane, ALS Johannesburg and Genalysis Laboratory Perth.

February 2014	39

Conventional sample preparation, analytical, internal quality control and reporting procedures are used at all laboratories and are considered appropriate to meet JORC and National Instrument reporting standards. At all stages of the sample storage, preparation and analysis, the samples were in secure laboratory facilities. The TRX and Iamgold sampling protocols required samples to be collected in closed bags, transported to the project camp and to the analytical facility, at which point the laboratory assumed responsibility for the security. The sample submission procedures were supervised by TRX for the mineral resource drilling programme with minimal opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratories and the regular ‘blind’ submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would be readily recognised and investigated.

Gold analysis was by conventional fire assay and Atomic Absorption Spectrography (AAS) to a lower limit of detection (LLD) of 0.005g/t Au. The standard laboratory preparation procedure at primary Humac laboratory was as follows:-

●	samples were oven dried prior to preparation and splitting;

●	RC/AC/RAB samples were cone crushed to -2mm, with equipment cleaned with compressed air;

●	core samples were jaw crushed to -6mm and then cone crushed to -2mm;

●	a nominal 1kg to 1.5kg sub-sample was riffle split and pulverized by ring mill to -150# (master pulp). A barren flush was not used between samples, only before commencing work on the batch and subsequently inter-batch;

●	approximately 200g of the pulp was collected from the master pulp; and

●	fire assay 50g of the pulp, determination for Au by AAS, 0.01ppm LLD.

Generally, a minimum of 10% of samples (new aliquots, pulps taken from 200g pulp) were repeated on a different day to the original analyses. Each fusion batch contained at least one Certified Reference Material (CRM) and one blank supplied by the laboratory. Humac reported on a quarterly basis the results of internal standards, blanks and random repeats, as well as the results of wet sieve analysis.

Venmyn Deloitte concurs with Hellman and Schofield, that the Iamgold and TRX sample preparation, analytical procedures were suitable for the particular rock type and the expected deposit characteristics. The sample preparation and analytical procedures adopted to date are consistent with current industry practise and are considered to be acceptable for the style of mineralisation identified at Buckreef Project.

10.1.	Quality Assurance and Quality Control

Systematic quality control (QC) and recording was employed on all exploration programmes. The Quality Assurance (QA)/QC measures and results for the Iamgold exploration were reviewed and reported by Hellman and Schofield in 2004, 2007 and 2011. Systematic quality control has been continued by TRX for the mineral resource definition drilling and the results were reviewed by Venmyn Deloitte.

The ISO accredited laboratories utilised comprehensive in-house QA/QC measures from sample preparation to instrumental finish and reporting of the results. Equipment was cleaned between batches and crushing and pulverising was monitored by sieve testing. Routine laboratory Quality Control sampling (pulp duplicates and pulp repeats) was also completed on pulps retained at the laboratory. This provided an indication of any sample preparation/sub-sampling/sample digest and assay error at the primary laboratory.

The field QA/QC protocols included insertion of regular CRM standards, duplicates and blanks in the field for all sample batches collected at Buckreef, Tembo, Bingwa and Eastern Porphyry. The resultant QC data was reviewed on receipt of assay data and assessed monthly, which permitted immediate intervention on sampling and analytical issues. Field QA/QC protocols comprised the following;-

●	commercially available CRM samples from Geostats (Australia) were inserted into Iamgold sample batches at a minimum frequency of 1 in 40 within recognised mineralised zones (G302-4 at 1.68g/t Au; G6996-7C at 5.99g/t Au; G997-5 at 7.31g/t Au and G999-4 at 3.02g/t Au);

●	the TRX mineral resource definition drilling programme utilised SGS Lakefield standards which have been listed in Table 10;

February 2014	40
●	field duplicates comprised splits off the sample cyclone and the sample interval was selected by the geologist. Duplicates are taken at a nominal frequency of 1 in 40; and

●	blanks were 1m drill samples that had returned an assay value of less than 0.01 g/t Au, confirmed by re-sampling the interval and submitting for check analysis. Blank positions were selected by the geologist and were inserted within zones of mineralisation. This permitted assessment of cross contamination from higher grade samples during the sample preparation stage. Blanks were submitted at a nominal frequency of 1 in 40.

10.2.	Assessment of the QA/QC Data

10.2.1.	Iamgold Data QA/QC

The Iamgold drillhole database was the basis of the Hellman and Schofield 2006, 2007 and 2011 mineral resource estimation. The database was interrogated and verified by Iamgold as follows:-

●	assessment of historical field duplicates;

●	re-assaying of historical pulp samples;

●	several programmes undertaken of replicate assaying of archival pulps at independent referee laboratories; and

●	a programme of 10 diamond core twinning of historical RC intersections throughout the Main Zone at Buckreef.

As a consequence of the database review, some historical and all RAB and open hole percussion drillholes were deemed unsuitable for inclusion to the Hellman and Schofield mineral resource estimation. Drillhole assay and geology logging data were supplied as Micromine™ database files containing collar, down-hole survey and interval tables. A summary of the available drillhole information is presented in Table 9.

The review of the 194 re-assay data by Hellman and Schofield indicated acceptable assaying precision between the Buckreef, Humac and SGS Laboratories and suggested acceptable correlation between assay methods. The results of the review of 1,978 historic duplicate pairs indicated good replication.

In all cases, the assaying of the four CRM used, returned values within an acceptable range (±10%) of the recommended grade. The field blanks results showed that no significant cross contamination in the sample preparation stage occurred. Scatter plots of laboratory referee analyses show a good correlation.

The results of the RC drillholes and their twinned diamond drillholes indicated good visual correlation. Internal zones of low grade were reflected similarly in the two sampling methods. Spot checks on the calculated gold intersections proved satisfactory and the mineralised widths determined from both methodologies proved to be very similar.

The Iamgold QA/QC data available provided assurance that the database is not flawed by sampling or assaying bias. The most conclusive data are the results from the diamond drillhole twinning of the earlier RC intercepts. A positive bias toward the diamond core assaying is thought to be partly due to the undervaluing of the sample gold grade by the AR assaying used historically. The re-assaying programmes undertaken by Iamgold of archival sample pulps by fire assay at two independent assay laboratories support this conclusion. Hellman and Schofield considered the QA/QC performance to be good and the data suitable for incorporation in mineral resource estimates (2007).

10.2.2.	TRX Drilling Programme QA/QC

The CRM employed in the TRX drilling campaign were sourced from SGS Lakefield and the results obtained returned values within the acceptable range of the recommended grade (Table 10). The field duplicate and blanks showed that no significant cross contamination in the sample preparation occurred and that acceptable laboratory precision was maintained.

February 2014	41

Table 10 : Review of the TRX QA/QC Standards Analysis

STANDARD	STANDARD GOLD CONTENT (g/t) Au	STANDARD DEVIATION

SGS 10-3020	3.660	0.150
SGS AUOI-5	2.226	0.073
SGS AUOM-3	3.229	0.082
SGS OXK48	3.557	0.019
SGS SJ32	2.645	0.027
SGS 0180	3.140	0.220
SGS 0174	2.120	0.140
SGS 0232	3.290	0.200
SGS 00058	1.530	0.110
SGS AUOI-4	2.186	0.092

Source : TRX 2013, Venmyn Deloitte 2013

11.	Data Verification

NI 43-101 Item 12 (a), (b), (c)

The Iamgold drillhole database comprises drillhole assay and geology logging data in Micromine™ database files containing collar, down-hole survey and interval tables. The information formed the basis of the Hellman and Schofield 2006, 2007 and 2011 Mineral Resource estimation. The database was interrogated and verified by Hellman and Schofield and later by Venmyn Deloitte. The historical field duplicate analyses were examined as well as the results of the re-assaying of the historical pulp samples. The results of the replicate assaying of archival pulps at independent referee laboratories were reviewed as well as the 10 diamond core twinning of historical RC intersections throughout the Main Zone at Buckreef Prospect.

Verification of the collar positions of the TRX drillholes, drillhole survey data and checks of lithological logging of the drillhole intersections was undertaken by Venmyn Deloitte in 2011 as far as the drilling programme had progressed at that time. Field verification of the TRX mineral resource drilling programme post this date has not been undertaken, as the procedures for the programme were considered suitable and the new data comprises less than 5% of the total database.

Reviews of the drilling, sampling, QA/QC databases were undertaken both by Hellman and Schofield and Venmyn Deloitte. The data verification for the combined Iamgold and TRX drilling and sampling campaigns is described in detail in Section 9 and Section 10 but essentially comprised:-

●	assessing that no overlapping intervals exist;

●	that collar coordinates and survey information exist for each drillhole identifier (BHID);

●	that no gaps exist in the data; and

●	that no duplicates were present.

The data verification exercises concluded that the surface drillhole data was adequate for the geostatistical estimation processes employed in the mineral resource estimation. The data was spatially well represented and of an adequate support level for estimating deposits of this nature The procedures and codes of practice employed by TRX and Iamgold personnel with regard to drilling, geological logging and sample preparation conform to industry standards. The QA/QC information indicates that the analytical procedures were appropriate, that no significant contamination or analytical bias is noted. Venmyn Deloitte therefore considers that the exploration data is founded in acceptable protocols and adequate for use in geological modelling and geostatistical estimation.

12.	Mineral Processing and Metallurgical Testwork

NI 43-101 Item 13

The Buckreef Project gold deposits have been subjected to numerous metallurgical testwork programmes undertaken over a 13 year period and the results of the various studies were independently reviewed for the 2012 PEA both for suitability and representivity, but also to determine the likely outstanding testwork required for any future studies.

February 2014	42

The initial metallurgical testwork on the BRMA deposits was conducted by Independent Metallurgical Laboratories (IML) Australia and reported by Metallurgical Project Consultants (Pty) Ltd) (MPC). In summary, the testwork results completed for composited, representative samples from BRMA between 1999 and 2006 were as follows:-

●	BRMA oxide material was free milling with cyanidation recoveries in the low 90%s;

●	BRMA sulphide mineralisation from Main, West and North Zones of the Buckreef Prospect had highly variable recovery by cyanidation, returning values between the mid 70%s and low 90%s;

●	the mineralisation was moderately hard but no detailed comminution testwork had been conducted until 2006; and

●	recovery improved with decreasing grind size, suggesting flotation followed by fine grinding as a potential processing route.

Phase 2 of the metallurgical testwork programme by IML began in 2006 on a selection of representative diamond cores samples from the BRMA. Composite samples from the Buckreef Main and Buckreef North domains were created, to represent the expected RoM mineralisation, and were subjected to a series of baseline tests through a range of process routes to identify the most appropriate treatment methodology and generate preliminary project evaluation and engineering data.

Oxide mineralisation types were evaluated by “whole ore” leaching and gravity/leaching treatment routes and additional investigations into flotation and finer grinding for the preliminary mineralisation types were carried out by MPC in 2007 (MPC).

The testwork results indicated:-

●	moderate to high gravity recoveries for all mineralisation types;

●	the presence of coarse gold led to significant variability in the total gold recoveries for all process routes, although the variability was not sufficient to mask the comparison between process routes;

●	the removal of gravity gold prior to leaching resulted in an improvement in gold recovery for all mineralisation types;

●	given the relatively low cost of gravity recovery circuits and the operational benefits of excluding coarse gold from the leach circuits, it was recommended that gravity recovery be included in any project analysis;

●	fine grinding of the primary mineralisation types prior to leaching returned a modest benefit during the analysis;

●	the magnitude of the recovery increase was unlikely to be sufficient to justify inclusion of flotation and fine grinding in any project analysis;

●	preliminary coarse mineralisation leaching and coarse gravity/leaching were also investigated by MPC to determine the heap and vat leach amenability;

●	comminution testwork was carried out in order to develop preliminary design criteria for the prefeasibility process design. The testwork indicated that all of the ore types were amenable to conventional multi-stage crushing and ball milling or single-stage crushing and Semi Autogenous Grind (SAG) milling; and

●	oxide ore contains a high clay component and may suffer from material handling problems when treated on its own.

In 2008, a study was undertaken to establish the amenability of the BRMA material to dissolution via heap leaching (simulated) and bottle rolling. Ten samples were composited and exported to SGS Southdale Laboratories in South Africa for analysis. The samples were crushed to specific sizes (50mm, 25mm, 12.5mm, 6mm and 2.34mm) and underwent simulated heap leaching using the following conditions:-

●	pre-conditioning for 1 hour;

●	cyanide addition (5kg\tonne);

●	dissolution for 7 days; and

●	samples were taken every day for analysis.

February 2014	43

The highest dissolutions that were achieved were from -2.34mm size (achieving 88.9% recovery). As the particle size increased the gold dissolution decreased. At a crushed size fraction of 25mm-50mm (crushing/grinding any finer than this increases costs considerably) the best recovery of 75% was in oxide mineralisation. Transitional and fresh mineralisation at the same size fraction had considerably lower recoveries of 35%-50%.

The 2012 PEA concluded that no testwork had been undertaken on the Buckreef South and Bingwa Prospects and the metallurgical parameters for these orebodies were assumed from the BRMA data for the purposes of the PEA. The testwork prior to 2012 focused essentially on the oxide and primary ore zones with very limited testwork on the transitional zone material. Subsequently, TRX has completed a six diamond drillhole metallurgical drilling programme to rectify this data paucity and samples were selected and dispatched for the required testwork, the results of which are discussed in Section 12.1.

12.1.	TRX Metallurgical Testwork

Metallurgical testwork composites were prepared from the PQ size diamond drillhole core for the oxide, transition and fresh ore from the Bingwa Prospect. Three representative sub-samples of each of the high grade and low grade material were split and crushed to 6mm, 12mm, 15mm and 20mm screen sizes.

Simulated heap leach tests were undertaken by SGS Lakefield South Africa (2014) on the 12 samples in order to ascertain the optimal crush size to use for column leach test work. This entailed bottle rolling each sample for 7 days in excess leach conditions.

SGS Lakefield also commissioned a column heap leach test on each of the oxide, transition and fresh ore samples. An amount of~80 kg of each of the 6mm, 12mm, 15mm and 20mm screen sizes were sampled for the required testwork. The material was placed in a 190mm diameter column, simulating a heap height of 4.0m. A leach solution containing cyanide (NaCN) and lime (CaO) was then pumped into the column at a rate of 10lh/m2. After saturation of the column, approximately 4,200ml of pregnant solution was collected from the columns every 24 hours and analysed for gold, NaCN and CaO concentrations for a period of 60 days. After leaching, the ore beds were washed with water for 4 days at the same rate as the leach solution and then allowed to drain. A profile analysis of the solids contained in the columns was then carried out (top, middle and bottom, followed by 48 hour batch dissolution tests on the profile sub-samples of the heap leach column tails, which were subjected to milling to a target grind of 80% passing 75 micron.

The results of the percolation column leach tests on composite samples were as follows:-

●	oxide material (92% passing through 6mm): returns a gold recovery of 76% in 66 days with greater than 72% recovery in 40 days, at a moderate cyanide consumption of 0.2kg/t;

●	transition material (100% passing through 12mm): returns a gold recovery of 79% obtained in the first ten days;

●	fresh material (100% passing through 12mm): returns a gold recovery of 55% obtained in the first ten days.

The results of the previous 2008 leach testwork provided very similar results to the 2014 testwork and show that grind size optimisations and trade-off studies will have to be undertaken to minimise costs and maximise effectiveness of gold recovery. The best recovery is for the oxide material at 72% to 76% depending on the exposure time, with recoveries of 79% and 55% for the transition and fresh material respectively. Whilst the loss of gold recovery in the fresh material as compared to conventional beneficiation is significant, the reduction in project capital expenditure for a heap leach process, as well as low operational costs, could make this an economically attractive option under the present and forecast gold market conditions. Venmyn Deloitte considers that the viability of the heap leach alternative process route should be further investigated and optimised as a matter of priority.

13.	Mineral Resource Statement

NI 43-101 Item 14

The Buckreef Project 2012 PEA reported that the original geological and mineral resource block models created by Hellman and Schofield proved problematic in that the proprietary in-house software used to develop the models was incompatible with the DataMine™ NPV scheduler used to optimise the open pit design.

February 2014	44

The PEA recommended that the geological models and mineral resource block models be re-developed in an easily recognisable format and estimation system that would be entirely compatible with the pit optimisation software as the pit design would form the critical basis component of the future studies.

The terms of reference for the re-modelling exercise are presented in Section 1.1 and include the modelling of four deposits on the BRMA and exclude the BZMA Buziba-Busolwa deposits. The geological model wireframes were developed by CAE Mining Limited (CAE Mining) which also conducted a full database audit in 2013.

13.1.	Geological Model

13.1.1.	Assumptions, Parameters and Methods

The data supplied by TRX and used for the geological wireframe model is summarised in Table 11. Data was supplied in several formats. The diamond drillhole and reverse circulation drillhole data was presented as fixed format .dat (text) files. The .dat files were imported into Datamine™ and also converted to .csv files. The alteration and topographic surfaces were presented as .dxf files.

A thorough audit of the database was conducted and errors identified and corrected (Section 13.1.2). Venmyn Deloitte is of the opinion that the resultant verified database is of sufficient quality to support an NI43-101 compliant Mineral Resource estimate. The database audit has contributed to the value of the database going forward into future studies.

Table 11 : Data Included in the CAE Geological Model

PROSPECT	DATA RECEIVED	No DRILLHOLES TOTAL	DRILLING (m)	No DRILLHOLES ACCEPTED FOR MODEL	AUDIT SUMMARY

Buckreef	Drillhole collar survey data assay files geology files received as .data files and after validating and de-surveying the files .	684	97,287.37	684	All coordinates were validated using the UTM System, and where the coordinates were in the local coordinate system they were converted to UTM.
					The discussion on the data that needed to be converted and the errors that were found, was carried out between Tancan, Venmyn and CAE Mining
Tembo	Drillhole collar survey data assay files geology files received as .data files and after validating and de-surveying the files .	74	5,713.00	74
Bingwa	Drillhole collar survey data assay files geology files received as .data files and after validating and de-surveying the files .	136	12,537.23	136
Eastern Porphyry	Drillhole collar, survey, assay and geology files received, as csv files and after validating and de-surveying the files.	80	10,814.52	80
TOTAL		974	126,352.12	974

Source : CAE Mining 2013, Venmyn Deloitte 2014

13.1.2.	Data Preparation and Validation

The drillhole data was partially supplied in a local Tanzanian co-ordinate system. Anomalies in drillhole collar coordinates were noted and referred back to TRX for correction. All of the prospect databases were converted to the Universal Transverse Mercator (UTM) co-ordinate system and all parties made use of TRX’s in-house UTM-LME inter-conversion Microsoft Excel spreadsheet for the conversion of the local co-ordinates to UTM.

February 2014	45

The drillhole collar coordinates, downhole surveys, downhole assays and downhole geological logs were imported into Datamine™ Studio 3.21 (version .7164) software, de-surveyed with the process HOLES3-D. Conventional data validation procedures carried out by CAE ensured that:-

●	collar coordinates exist for each drillhole identifier (BHID);

●	survey information exists for each drillhole;

●	the downhole “TO” value of a log entry is greater than the downhole “FROM” the value for that log interval;

●	that the “FROM/TO” for each log entry does not overlap with the interval of the next or previous entry; and

●	that “FROM/TO” values are not duplicated.

During the course of the wireframe construction, which was subject to ongoing review by Venmyn Deloitte, it emerged that drillhole collar coordinates contained several errors due to erroneous data capture, conversion between UTM and local coordinates and/or planned positions having to be relocated to accommodate infrastructure. A second phase of data cleaning remedied these errors.

13.1.3.	Criteria for Geological Wireframe Modelling

The mineralisation models for the deposits of the BRMA are such that the gold mineralisation is not specifically restricted to particular structures or lithologies. The wireframes were therefore designed as mineralisation envelopes largely unconstrained by geological or structural limitations (Table 12), according to the criteria summarised in Table 12:-

Table 12 : Modelling Criteria used for the BRMA Mineralisation Envelopes

PROSPECT	i	LOWER GRADE LIMIT of HIGH GRADE MINERALISATION ENVELOPE	ADDITIONAL COMMENTS

Buckreef	0.20	1.50	No geological or structural constraints
Tembo	0.10	1.50	No geological or structural constraints
Bingwa	0.10	1.00	No geological or structural constraints
Eastern limb	0.15	1.50	Lithology used initially to define “in porphyry” or “Out porphyry” domains. Thereafter a lower limit of 0.15g/t Au was used and an upper limit of 1.50g/t Au for the high grade zone as the first sections separation.

Source : CAE Mining 2013, TRX 2013, Venmyn Deloitte 2014

The CAE 2014 geological models include the exploration data obtained post the 2006-2007 Hellman and Schofield modelling exercise, which results in extensions to the Buckreef Prospect deposit and the new definition of the Eastern Porphyry Prospect deposit.

Considerable effort was employed to identify and model the numerous parallel striking individual mineralised stringers particularly for Buckreef Prospect as is shown in the three dimensional (3D) model diagrams (Figure 7 to Figure 15) which compare the Hellman and Schofield 2006-2007 models with the 2014 Venmyn Deloitte geological models.

The treatment of internal waste within the mineralisation envelopes was guided by the general principle that waste greater than 3m true width (approximately 5m downhole) was excluded from the mineralised envelope, whilst waste below 3m true width was included in the envelope. In some mineralisation stringers, the true width was less than 1m and this principle could not apply. In several instances specific decisions to include or exclude waste were based on comparisons of sections at 3m and 10m downhole composites and with the sections from neighbouring section lines.

February 2014	46

The original Hellman and Schofield deposit models did not taper the wireframes with depth and the 2014 exercise tapers the deposits with depth where appropriate. The wireframes were extended 140m below the last drillhole data on Buckreef Prospect where the drillhole depth ranges 0m to 150m and 50m below the deepest drillhole where drilling was shallower, as in the case of Tembo Prospect.

13.2.	Mineral Resources Estimation

A mineral resource estimate was completed on the BRMA based on the geological models supplied by CAE Mining. The mineral resources were compiled by Venmyn Deloitte Qualified Persons, in accordance with the definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada, the NI 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP (April 2011).

The estimate has been informed by both the diamond drilling and reverse circulation drilling results as presented in Table 11. The mineral resource block models were confined by wireframed interpretations of the volumes of the individual prospects as developed by CAE Mining using Datamine™ Studio 3 (version 3.21.7164). Venmyn Deloitte carried out the grade estimation using Ordinary Kriging (OK), using Datamine™ Studio 3 (version 3.20.5321).

13.2.1.	Assumptions, Parameters and Methodology

The Buckreef, Bingwa and Tembo Prospects have all been previously modelled and for which NI 43-101 compliant Mineral Resources were declared by Hellman and Schofield in 2007. The fourth prospect, known as the Eastern Porphyry, has not previously been declared as a resource.

A stipulation for the project was that all the models should be in the UTM coordinates system with the same block model origin and orientation to facilitate later use in mine planning packages. In the sections that follow, generic descriptions of the methodology are augmented where appropriate with individual descriptions for each prospect, its geological zones and sub-zones.

13.2.2.	Mineralisation at Buckreef Prospect

The Buckreef Prospect was subdivided into eight geological zones or domains by Hellman and Schofield (Figure 7). The Domain 8 was a barren region ascribed to a possible dyke. The Venmyn Deloitte geological model is divided into nine domains with Domain 1 to 7 numbered in accordance with the mineralised domains identified by Hellman and Schofield in 2007. An additional domain was defined in the northeast which was designated Domain 9 to maintain compatibility with previous work (Figure 13 to Figure 16).

In contrast to the 2007 estimate, where each domain was represented by a single wireframe, the re-wireframed domains are mostly split into a main zone based on the 2007 interpretation but at the lower cut-off, as well as one or more extremely thin sub-domains that roughly parallel the main domains but are separated from it and from each other by relatively wide band(s) of non-mineralised material. In general the samples of the sub-domains are statistically distinct from the population of the main domain. In total, 22 sub-domains were identified as follows (Figure 13 to Figure 16):-

●	Domain 1 with sub-domains 1.1 and 1.2;

●	Domain 2 with sub-domains 2.1; 2.2 and 2.3;

●	Domain 3;

●	Domain 4 with sub-domains 4.1 and 4.2;

●	Domain 5 with sub-domains 5.1 and 5.2;

●	Domain 6 with sub-domain 6.1;

●	Domain 7; and

●	Domain 9 with sub-domains 9.1; 9.2 and 9.3.

February 2014	47
13.2.3.	Mineralisation at the Eastern Porphyry Prospect

The Eastern Porphyry Prospect was modelled as Domains 1 and 2, referring to mineralisation within porphyry and mineralisation outside porphyry (Figure 17). Both domains are characterised by complex strike curvatures and the presence of numerous semi-parallel sub-zones. In some cases, the wireframed zones contained too little data to support block modelling. These instances are noted where relevant in the following sections.

In total 10 sub-domains for Eastern Porphyry Prospect were identified as follows:-

●	Domain 1 with sub-domains 1.1; 1.2 and 1.3; and

●	Domain 2 with sub-domains 2.1; 2.2; 2.3; 2.4 and 2.5.

13.2.4.	Mineralisation at the Tembo Prospect

The Tembo Prospect is located to the southwest of Buckreef Main Zone. As well as the original combined high-low-grade domain modelled by Hellman and Schofield 2007, a smaller, lower grade domain has been defined (Figure 18). The geological models therefore comprise Domains 1 and 2, with no sub-domains.

13.2.5.	Mineralisation at the Bingwa Prospect

The deposit has been modelled as a single Domain 1, with boundaries somewhat extended compared to Hellman and Schofield 2007, due to the lower nominal cut-off used to define the deposit (Figure 19).

13.2.6.	Statistical Analysis of the Raw Drillhole Data

The dominant sample length was 1m and given that, where possible, samples should not be unnecessarily re-composited, initial compositing at 1m treated only the samples not taken at 1m intervals. The bulk of the samples were retained as the original 1m samples.

The statistical analysis of the drillhole datasets are presented in Appendix 2. The results indicate that the coefficients of variation are high, or greater than two, as is common with shear hosted gold deposits. The sample populations for the various geological domains were obtained by selecting the 1m composites within the wireframes of the domains, and (where applicable) sub-domains. The domain datasets were re-composited at 2m to reduce variability in the interests of obtaining unambiguous variograms.

The univariate statistics of the raw data with length-weighted 1m composites and 2m composites are presented in Appendix 2 Comparison of the compositing approaches shows that there is no significant change in the mean grade. Whilst Buckreef and Bingwa Prospects are well supplied with data and could have supported the use of 1m composites for variography and estimation, Tembo and Eastern Porphyry Prospects have fewer data points and the use of 1m composites was not considered appropriate. As it is preferable to standardise such methodologies across the across the entire project, the 2m composites were used for all subsequent variography, estimation and validation. All compositing used the Datamine™ process COMPDH with MODE parameter enabled to ensure that no sampling was discarded.

Plots of the frequency distributions (histograms), cumulative frequency distributions and log probability show that, as is common with shear hosted gold deposits, the distributions are highly skewed. The distributions cannot be regarded as strictly lognormal due to the presence of internal waste. Due to the erratic nature of the mineralisation, even wireframing to a cut-off grade cannot guarantee the elimination of localised regions below the specific cut-off grade. The internal waste can be identified by breakpoints on the log probability plots, and once bottom cut, the distributions become much more lognormal. Initially the intention was to wireframe internal envelopes of higher grade. However, this could only be achieved on the larger domains of Buckreef Prospect and the technique did not prove useful. A better representation of the grade distribution of the mineralisation was obtained by taking the wireframe content as a whole for each domain or sub-domain.

Figure 12

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

N
Buckreef North Zone
Buckreef Main Zone
Shaft
Buckreef South Zone

H & S (2007) BUCKREEF PROSPECT GEOLOGICAL MODEL (OLD DOMAINS)

N
9658700N
9658600N
9658500N
9658400N
9658300N
9658200N
9658100N
9658000N
9657900N
9657800N
9657700N
9657600N
9657500N
391000E
391100E
391200E
391300E
391400E
391500E
391600E

See individual figures for Geological Domains

VMD (2013) BUCKREEF PROSPECT GEOLOGICAL MODEL (ALL DOMAINS)

N
9658700N
9658600N
9658500N
9658400N
9658300N
9658200N
9658100N
9658000N
9657900N
9657800N
9657700N
9657600N
9657500N
390900E
391000E
391100E
391200E
391300E
391400E
391500E
391600E
391700E
1
2
3
4
5
6
7
9

See individual figures for Geological Domains

1 Domain Numbers

H & S = Hellman and Schofiled
VMD = Venmyn Deloitte

Source: Hellman and Schofield 2007, Venmyn Deloitte 2013

VMD1598_TRX CPR Update_2014

Figure 13

VenmynDeloitte.
Tanzanian Royalty - Buckreef Project

BUCKREEF PROSPECT - GEOLOGICAL MODELS - DOMAINS 1 AND 2

H & S (2007) BUCKREEF PROSPECT - DOMAIN 1
9658200N
9658100N
9658000N
9657900N
9657800N
9657700N
9657600N
9657500N
391000E
391100E
391200E
391300E
N
VMD (2013) BUCKREEF PROSPECT - DOMAIN 1
1.2
1
1.3
1.1
1.4
1.3 Geological Domain Number
H & S (2007) BUCKREEF PROSPECT - DOMAIN 2
9658300N
9658200N
9658100N
9658000N
9657900N
9657800N
391100E
391200E
391300E
391400E
391500E
VMD (2013) BUCKREEF PROSPECT - DOMAIN 2
2
2.2
2.1
1.3 Geological Domain Number

H & S = Hellman and Schofiled
VMD = Venmyn Deloitte

Source: Hellman and Schofield 2007, Venmyn Deloitte 2013

D1598_TRX CPR Update_2014

Figure 14

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

BUCKREEF PROSPECT - GEOLOGICAL MODELS - DOMAINS 3 AND 4

H & S (2007) BUCKREEF PROSPECT - DOMAIN 3

N
9658300N
9658200N
9658100N
9658000N
9657900N
391000E
391100E
391200E
391300E
391400E

VMD (2013) BUCKREEF PROSPECT - DOMAIN 3

N
9658300N
9658200N
9658100N
9658000N
9657900N
391000E
391100E
391200E
391300E
391400E

H & S (2007) BUCKREEF PROSPECT - DOMAIN 4

N
9658700N
9658600N
9658500N
9658400N
391500E
391600E

VMD (2013) BUCKREEF PROSPECT - DOMAIN 4

N
4.1
4.2
4
9658700N
9658600N
9658500N
9658400N
391500E
391600E

1.3 Geological Domain Number

H & S = Hellman and Schofield
VMD = Venmyn Deloitte

Source: Hellman and Schofield 2007, Venmyn Deloitte 2013

D1598_TRX CPR Update_2014

Figure 15

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

BUCKREEF PROSPECT - GEOLOGICAL MODELS - DOMAINS 5 AND 6

H & S (2007) BUCKREEF PROSPECT - DOMAIN 5

N
9658700N
9658600N
9658500N
391400E
391500E

VMD (2013) BUCKREEF PROSPECT - DOMAIN 5

N
9658700N
9658600N
9658500N
5
5.3
5.1
5.2
391400E
391500E
1.3 Geological Domain Number

H & S (2007) BUCKREEF PROSPECT - DOMAIN 6

N
9658300N
9658200N
390900E
391000E
391100E
391200E
391300E
391400E

VMD (2013) BUCKREEF PROSPECT - DOMAIN 6

N
9658300N
9658200N
6
6.1
390900E
391000E
391100E
391200E
391300E
391400E
1.3 Geological Domain Number

Source: Hellman and Schofield, Venmyn Deloitte

H & S = Hellman and Schofiled
VMD = Venmyn Deloitte

VMD1598_TRX CPR Update_2014

Figure 16

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

BUCKREEF PROSPECT - GEOLOGICAL MODELS - DOMAINS 7 AND 9

H & S (2007) BUCKREEF PROSPECT - DOMAIN 7

N
9658400N
9658300N
391500E
391600E

VMD (2013) BUCKREEF PROSPECT - DOMAIN 7

N
9658400N
9658300N
391500E
391600E

VMD (2013) BUCKREEF PROSPECT - DOMAIN 9

N
9658700N
9658650N
9658600N
9658550N
9658500N
9658450N
9658400N
9658350N
9.1
9.2
9
9.3
391500E
391550E
391600E
391650E
391700E
1.3 Geological Domain Number

Source: Hellman and Schofield 2007, Venmyn Deloitte 2013

D1598_TRX CPR Update_2014

Figure 17

VenmynDeloitte.
Tanzanian Royalty - Buckreef Project

EASTERN PORPHYRY PROSPECT - GEOLOGICAL MODELS - DOMAINS 1 AND 2

EASTERN PORPHYRY DRILLHOLES WITH Au GRADE
N
9658300N
9658200N
9658100N
9658000N
9657900N
9657800N
9657700N
9657600N
392300E
392200E
392100E
392000E
391900E
391800E

EASTERN PORPHYRY DRILLHOLES AND GEOLOGICAL MODEL
N
9658300N
9658200N
9658100N
9658000N
9657900N
9657800N
9657700N
9657600N
392300E
392200E
392100E
392000E
391900E
391800E

VMD1598_TRX CPR Update_2014

Source: Hellman and Schofield, Venmyn Deloitte

Figure 18

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

TEMBO PROSPECT - GEOLOGICAL MODELS

H & S (2007) TEMBO PROSPECT

9655250N
388500E
388600E
388700E
388800E
388900E
389000E

VMD (2013) TEMBO PROSPECT

9655250N
388500E
388600E
388700E
388800E
388900E
389000E

Source: Hellman and Schofield 2007, Venmyn Deloitte 2013

D1598_TRX CPR Update_2014

Figure 19

Venmyn Deloitte. Tanzanian Royalty - Buckreef Project

BINGWA PROSPECT - GEOLOGICAL MODELS

H & S (2007) BINGWA PROSPECT

9657800N
9657700N
9657600N
9657500N
9657400N
9657300N
395800E
395900E
396000E
396100E
396200E
396300E
396400E
396500E
396600E
N

VMD (2013) BINGWA PROSPECT

9657800N
9657700N
9657600N
9657500N
9657400N
9657300N
395800E
395900E
396000E
396100E
396200E
396300E
396400E
396500E
396600E
N

Source: Hellman and Schofield 2007, Venmyn Deloitte 2013

D1598_TRX CPR Update_2014

February 2014	56
13.2.7.	Treatment of Extreme Values

As noted in Section 13.2.6, the data frequency distributions are highly skewed which is reflected and quantified by the coefficients of variation (CoV) (Appendix 2), since a CoV value of one corresponds to a normal distribution, greater than one corresponds to a skewed distribution. The Ordinary Kriging estimator is a linear estimator and it produces optimal results when the population is symmetric about the mean rather than skewed. High grade outliers associated with skew distributions have the potential to distort the estimates. Capping analyses were therefore carried out for each domain population.

In all but the most densely populated domains i.e. the original domains of Buckreef and the whole of Bingwa, the erratic nature of the mineralisation made selection purely on the basis of probability plots ambiguous and inconsistent. A simple statistical identification technique was implemented throughout. For each sample population, the 99% confidence limit was calculated from the mean and standard deviation of the 2m composite data. Potential outliers were identified as sample grades greater than this limit. The spatial positions of these potential outliers were then examined with a view to re-domaining if necessary.

In the case of Buckreef, Tembo and Eastern Porphyry domain populations, the potential outliers were not markedly clustered in local high grade areas and in these instances re-domaining was not warranted. Furthermore, the potential outliers were not extreme in terms of the localised samples in their immediate vicinity as defined by the 10 closest samples. Consequently no capping was applied.

The Bingwa deposit is the most problematic in terms of outliers, a feature also noted by Hellman and Schofield in 2007. Capping was applied in this case. The initial potential outliers amounted to six out of all the Bingwa samples. Of these, three were consistent with their localised 10-sample populations and on consideration were not regarded as outliers.

The remaining three extreme values of 1,407g/t, 1,325g/t and 521g/t Au were capped at the upper limit of the 99% confidence interval of the 66-sample sub-population, namely 251g/t Au, which is approximately twice the maximum of the others. In this well sampled area the local estimates are derived from close samples, reducing the impact on further blocks. The results are discussed in more detail under Validation of the Models and Comparison with Previous Estimates.

13.2.8.	Variography

The following comments with regards to the variography methodology apply generally to all the deposits. The drilling was undertaken predominantly on 20m sections increasing to 40m or more in some places, with 10m and closer infill drilling in others. The drilling dipped consistently at 60° and intersected the orebodies from both sides. The deposits are all steeply dipping, with local dips greater than 80°, and in most cases the vertical direction is sufficiently well-informed to provide adequate resolution for variograms structure in the down-dip directions for larger domains. As is common with deposits of this nature, variogram range determination in directions close to strike is problematic.

Variograms were always calculated off subsets of the domain data, bottom cut at a point between the detection limit and the wireframing nominal cut-off grade, which removed the “spike” (or sharp secondary peak) from the log transformed frequency distribution and rendered the log transformed population reasonably symmetrical. Attempts at top cutting to improve variography were less successful. On well informed domains e.g. Domain 2 of Buckreef, topcut untransformed variograms show recognisable structure commensurate with the ranges of the log variograms, whilst the log variograms return acceptably clear plots with no need for top cutting. The log variograms were compared with normal-score transformed variograms and were found to be visually almost indistinguishable. On less well informed but still usable datasets, such as Tembo, or Domains 3 and 4 of Buckreef Prospect, it was not possible to achieve clear long range variography along a strike direction even with topcut log variograms.

February 2014	57

Normal score variograms however did reveal the underlying structure. In keeping with the principle of standardising technique as much as possible, the variogram model ranges were obtained from normal score variograms. These were then used as the untransformed variogram models in Ordinary Kriging. Effectively the variogram models were already normalised, facilitating calculation of Kriging Efficiency (KE) and Regression Slopes (RS).

Bingwa Prospect has only one domain and a satisfactory variogram model was obtained. Tembo Prospect has two domains only one of which is sufficiently well-informed to permit variogram modelling. This model was then applied to the sparsely populated other domain.

The variography of Buckreef Prospect is complicated by the presence of multiple, very thin, mineralised zones. These mineralised zones are roughly parallel to each major geological domain that corresponds with the former Hellman and Schofield domains. Of the latter, Domains 2, 3, 4 and 7 were well supplied with data. The variogram models from these datasets were applied to the associated thin sub-domains. Even the major Domains of 1, 5, and 6 were however poorly supplied with data. In these cases the variogram model from the longest, narrowest of the others, Domain 2, was used to represent their variography. The newly defined Domain 9 sub-domains were also represented by the variogram of Domain 2.

The Eastern Porphyry Prospect is less well informed with data than Buckreef Prospect. Individual long, narrow, parallel sub-domains were too sparsely populated for adequate variography. However, using a new approach, the “In-Porphyry Domain 1” family data were combined, and analogous to the use of Drillhole ID for downhole variograms, the domain code was used to generate keyfield controlled horizontal variograms. The methodology yielded noisy but usable results. The “Out-porphyry Domain 2” family is characterised by extremely short variogram ranges. This is explicable in terms of the geology of the mineralisation. The (short-range) downhole variogram was used as an omnidirectional variogram for this domain.

A feature of Multiple Indicator Kriging, the technique employed by Hellman and Schofield in the 2007 Mineral Resources estimate, is that it allows for different variogram ranges for different cut-off grades which can improve the resolution of local estimates.

A brief comparison of indicators across a range of cut-off grades above and below the median on one of the major domains, Domain 2 of the Buckreef Prospect, revealed that the directional ranges differed little from the ranges of the corresponding grade variograms. The risk of poor resolution for local estimates by OK compared with MIK is therefore judged not to be severe.

13.2.9.	Bulk Density

Density measurements for each prospect for each of the alteration zones including fresh, oxide and transition material were determined for the BRMA as detailed in Section 8.4. The Specific Gravity values used in the mineral resource block models are summarised in Table 13:-

Table 13 : Specific Gravity for BRMA Prospects and Alteration Zones

PROSPECT	DOMAIN	FRESH ZONE SG	TRANSITION ZONE SG	OXIDE ZONE SG

Buckreef	1	2.8	2.5	2
	1.1	2.8	2.5	2
	1.2	2.8	2.5	2
	1.3	2.8	2.5	2
	2	2.8	2.5	2
	2.1	2.8	2.5	2
	2.2	2.8	2.5	2
	3	2.8	2.5	2
	4	2.8	2.5	2
	4.1	2.8	2.5	2
	4.2	2.8	2.5	2
	5	2.8	2.5	2
	5.1	2.8	2.5	2
	5.2	2.8	2.5	2
	5.3	2.8	2.5	2

February 2014	58
PROSPECT	DOMAIN	FRESH ZONE SG	TRANSITION ZONE SG	OXIDE ZONE SG

	6	2.8	2.5	2
	6.1	2.8	2.5	2
	7	2.8	2.5	2
	9	2.8	2.5	2
	9.1	2.8	2.5	2
	9.2	2.8	2.5	2
	9.3	2.8	2.5	2
EP	1	2.8/2.7	2.5	2
	1.1	2.8/2.7	2.5	2
	1.2	2.8/2.7	2.5	2
	2	2.8/2.7	2.5	2
	2.1	2.8/2.7	2.5	2
	2.2	2.8/2.7	2.5	2
	2.3	2.8/2.7	2.5	2
	2.4	2.8/2.7	2.5	2
	2.5	2.8/2.7	2.5	2
Bingwa	1	2.8	2.5	2
Tembo	1	2.8	2.5	2

Source :TRX 2013

The mineral resource classification for Bingwa and Tembo Prospects in 2006/2007/2011 was restricted by a lack of specific gravity data. Drilling programmes on both deposits were undertaken to rectify the data paucity and Venmyn Deloitte is of the opinion that the current density dataset is sufficient for these two deposits to permit classification in mineral resource categories as dictated by other estimation parameters such as drillhole spacing, search criteria and kriging efficiencies.

13.2.10.	Estimation Methodology

The Buckreef Project was modelled for gold grade only using the shell of the wireframe models as hard boundaries. Only data within the wireframes were used in the estimate. The variograms ranges were used to define the search ellipse and each domain was estimated separately.

The definition of narrow mineralised stringers which frequently change strike direction posed a difficulty to the estimation process. The ideal solution to the issue would be to project the deposit onto a plan view and use 2D estimation techniques. Unfortunately this methodology can only be applied when the true thickness of each sample is known, which is not the case for the BRMA. A compromise was devised which utilised one of the discretisation functions in Datamine™. The estimation was made on a full sized resource block which had been discretised in 3D on a 5m x 5m x 5m grid. Only the discretised points within the parent block were retained and the result is a superior estimation into the parent block.

The narrow mineralised domains can be quite variable in strike direction. A smooth gradual strike change is required for the estimation and not the erratic strike changes that are generated by the coarse triangle of the wireframe models. The solution was use local anisotropy Kriging (LAK) for the stringers implemented through Datamine™’s dynamic anisotropy functions. The impact of LAK ordinary Kriging versus conventional ordinary Kriging was checked on the Eastern Porphyry models, where the strike changes have the largest magnitude. Although individual local estimates can vary, globally, the resource calculated with LAK returns a higher grade by 0.1g/t to 0.2g/t. In a project of this magnitude, it is desirable to standardise the methodology so LAK was used throughout, the only difference being that where the strike was consistent, a definition string following that strike was all that was required.

Although Bingwa was the only prospect where capping was employed in the mineral resource estimation, it was noted that that the model needed to be estimated as far as possible into all the extents of the wireframes, even well beyond the 3xs variogram range that was used to define the limits of the Inferred category. The dangers of estimating at great distances from very few sample points, which may include the highest grades, are well known.

February 2014	59

Consequently the following conservative approach was adopted for the purposes of filling the un-estimated cells and full coverage for mine planning applications. Inverse distance to Power 1 was used for these regions. The rational is that a compromise between the fact that the data are beyond the variogram and completely uncorrelated (Power 0) but that there is still a geological relationship (usually Power 2 used).

13.2.11.	Block Model Validation

Comparing the block models to the raw data is essential to ensure that the block model is representative and realistic. To this end several techniques were employed to evaluate the validity of the block models.

The wireframe models were visually checked and interpolated block grades were visually checked on sections against the drillhole grades. The agreement was good. In addition, statistical comparisons were made between interpolated block grades and the composite data for each target. Again the agreement was satisfactory. It is worth noting that the block estimates show considerable variability. There is little smoothing implying that the choice of estimation parameters was sound.

13.2.12.	Mineral Resource Classification

Resource blocks within the block model were allocated a confidence category based largely on the number and location of samples used to estimate the grade of each block. These confidence categories are Measured, Indicated and Inferred Mineral Resources. The approach is based on the principle that larger numbers of samples, which are more evenly distributed throughout the search neighbourhood, will provide a more reliable estimate. The number of samples and the particular geographic configurations that may qualify the block as Measured rather than Indicated or Inferred are essentially the domain of the Qualified Person.

The search criteria used in the BRMA classification of a resource block included the following:-

●	the minimum number of samples found in the search neighbourhood. This parameter ensures that the block estimate is generated from a reasonable number of sample data points. The data grouped broadly into two main categories depending on the nature of the deposit. Bingwa and some of the Buckreef Prospect domains are relatively wide mineralised envelopes whilst the domains in Tembo and Eastern Porphyry are extremely narrow stringers. The differences in mineralised envelope morphology required that different search parameters be applied;

●	the maximum number of samples. It is appropriate to limit the maximum number of samples to approximately 4xs the minimum number of samples. Excessive samples contribute little to the local estimates and pose a risk of shielding especially in the narrow steep domains;

●	the minimum number of spatial octants informed. The space around the centre of a block being estimated is divided into eight octants by the axial planes of the data search ellipsoid. This parameter ensures that the samples informing an estimate are relatively evenly spread around the block and do not all originate from a single drillhole. At least four octants had to be filled before a local estimate was be considered classifiable;

●	the distance to informing data: the search radii define how far the kriging programme may look in any direction to find samples to include in the estimation of grade in any block.

It is essential that the search radii be kept as short as possible whilst still achieving the degree of resolution required in the model. The Measured category required searches within the variogram range, the Indicated category permitted searches to 1.5xs the variogram range and Inferred within 3xs the variogram range.

February 2014	60

Search distances beyond this were considered inappropriate for classification and estimates from such samples were classified as “unclassified – exploration targets”; unsuitable for Mineral Resource estimation until additional data can improve the confidence of the estimate;

●	Kriging Efficiency and Regression Slope: Kriging Efficiency measures the validity of the estimate and the regression slope the possibility of conditional bias (overestimating the proportion of high grade and underestimating the proportion of low grade). The regression slopes had to be >0.6 otherwise the estimate was not considered appropriate for a Mineral Resource classification.

The kriging search parameters for classification included the variogram models for each domain which described the spatial continuity of the gold grades within each of those domains as well as the mean gold grades of each category of resource within each domain. Utilising all of the above criteria, the mineral resources were classified as follows:-

●	Measured Mineral Resources: samples within the variogram range were automatically included in Measured. If samples fell within 1.5 of the variogram range and had RS>0.6 and KE>0.2 then they were included in Measured;

●	Indicated Mineral Resources: samples within 1.5 of the variogram range;

●	Inferred Mineral Resources: samples within 3xs the variogram range

Any classification of resources is based on numerical criteria as well as geological confidence and similar ‘soft’ issues. Purely numerical classification tends to give rise to the notorious ‘spotted dog’ effect which comprises islands of higher classified resources within lower confidence categories. Frequently in mining operations boundaries are drawn around the islands which are then linked to smooth this effect because in practical terms the islands of resources cannot be specifically isolated and mined. The complexity of the BRMA models and the lack of other criteria to use as a basis for such smoothing, has meant that the isolated islands of resources which occasionally occur have been left unsmoothed. The visual layout of the mineral resource categories was not shown in the Hellman and Schofield reports.

The plan and cross section views of the mineral resource categories, together with the grade distribution and alteration horizons, for each deposit are presented in Figure 20 to Figure 28.

13.2.13.	Mineral Resource Statement

Venmyn Deloitte considers the mineralisation within the wireframes of the BRMA reported in this ITR to fulfil the criteria of ‘reasonable prospects for eventual economic extraction’ as this has been demonstrated for three of the prospects in the 2012 PEA.

The current mineral resource estimate for the BRMA is presented in detail Table 14 and is summarised in Table 15. The mineral resource estimate is considered to be NI 43-101 compliant and is deemed the current estimate for the BRMA according to NI 43-101 ’Standards of Disclosure for Mineral Projects’ Part 1, Section 1.1.

The mineral resources for the BZMA remain unchanged from the 2012 PEA (Section 1.1) and are included in Table 16 to illustrate the total Buckreef Project mineral resource base as at Jan 2014. The mineral resources at the BZMA will undergo a similar re-modelling exercise as the BRMA.

No mineral reserves have been declared for the project and it is important to note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

February 2014	61

Table 14 : NI 43-101 Current Mineral Resource Estimate for BRMA - All Domains at 0.5g/t Au Cut-off Grade - Jan 2014

	MEASURED					INDICATED					INFERRED					EXPLORATION TAGRETS - Unclassified
PROSPECT	Volume (m3)	SG	Tonnes (t)	Grade (g/t)	Contained Gold (oz Au)	Volume (m3)	SG	Tonnes (t)	Grade (g/t)	Contained Gold (oz Au)	Volume (m3)	SG	Tonnes (t)	Grade (g/t)	Contained Gold (oz Au)	Volume (m3)	SG	Tonnes (t)	Grade (g/t)	Contained Gold (oz Au)

Buckreef Prospect
Domain 1	36,408	2.48	90,406	1.52	4,418	126,152	2.69	339,457	1.03	11,198	349,224	2.80	976,150	1.59	50,042	245,736	2.80	687,376	2.08	45,953
Domain 1.1	56,464	2.48	139,779	1.09	4,898	216,928	2.58	559,929	0.94	16,905	146,848	2.75	403,524	0.70	9,056	92,600	2.79	258,698	0.63	5,201
Domain 1.2	1,528	2.66	4,060	2.53	331	37,256	2.70	100,665	4.65	15,058	205,616	2.78	571,613	3.18	58,502	172,904	2.79	482,886	0.90	13,903
Domain 1.3	10,760	2.74	29,435	1.08	1,026	131,728	2.72	358,114	0.90	10,412	173,320	2.74	474,942	0.85	12,930
Domain 2	990,872	2.72	2,693,518	2.02	174,645	1,950,568	2.76	5,390,326	1.53	265,289	230,872	2.80	646,117	1.12	23,359	59,784	2.79	166,864	1.49	7,969
Domain 2.1						656	2.79	1,830	0.99	58	65,704	2.80	183,971	0.58	3,452	10,864	2.80	30,419	0.61	596
Domain 2.2	1,368	2.21	3,026	1.27	124	38,968	2.64	102,850	0.88	2,914	9,760	2.65	25,843	0.63	524	1,224	2.38	2,914	0.67	63
Domain 3	212,120	2.64	559,171	1.67	30,093	439,760	2.71	1,192,272	1.38	52,793	583,288	2.76	1,611,554	1.32	68,333	473,736	2.79	1,320,348	0.65	27,730
Domain 4	1,734,072	2.76	4,789,102	1.62	250,107	1,159,424	2.79	3,238,931	1.51	157,020	352,168	2.80	984,641	1.22	38,515	83,920	2.78	233,586	1.32	9,936
Domain 4.1	10,592	2.77	29,334	0.88	830	17,696	2.76	48,779	0.94	1,480	109,392	2.80	305,918	0.98	9,600	24,888	2.80	69,622	0.56	1,264
Domain 4.2	13,048	2.75	35,911	1.09	1,260	93,744	2.78	261,010	1.18	9,939	256,728	2.79	716,459	1.26	28,944	79,824	2.79	222,560	1.12	8,001
Domain 5	70,832	2.79	197,558	1.09	6,917	248,632	2.79	694,119	0.86	19,138	102,272	2.79	285,765	0.84	7,710	50,072	2.78	139,346	0.89	4,006
Domain 5.1	1,944	2.43	4,734	0.89	135	17,136	2.66	45,626	0.58	852	6,752	2.76	18,630	0.55	332	3,288	2.44	8,010	0.57	147
Domain 5.2						520	2.80	1,456	1.39	65						102,792	2.78	285,583	1.67	15,376
Domain 5.3																5,560	2.70	14,993	0.59	285
Domain 6	27,512	2.67	73,344	1.29	3,034	112,400	2.62	294,911	1.20	11,343	64,880	2.73	177,228	0.94	5,384	67,984	2.71	184,018	1.21	7,163
Domain 6.1	4,920	2.68	13,186	2.14	907	29,280	2.55	74,772	1.36	3,280	3,584	2.68	9,609	1.46	452	54,552	2.75	149,990	0.91	4,411
Domain 7	82,272	2.74	225,127	1.73	12,489	94,552	2.76	261,106	1.55	13,014	24,600	2.74	67,407	1.34	2,904	2,080	2.64	5,485	0.78	138
Domain 9	192	2.80	538	0.71	12	12,936	2.80	36,221	0.58	675	8,152	2.80	22,826	0.56	413
Domain 9.1	1,984	2.51	4,987	0.64	103	19,880	2.65	52,666	0.59	1,005	7,800	2.52	19,642	0.54	340	736	2.80	2,058	0.57	38
Domain 9.2	2,072	2.80	5,802	0.69	128	12,696	2.80	35,549	1.62	1,849	9,312	2.77	25,786	2.55	2,110	17,600	2.69	47,270	1.10	1,669
Domain 9.3	1,024	2.80	2,867	0.78	72	3,240	2.80	9,072	0.58	169						26,624	2.76	73,418	0.62	1,475
Sub-total	3,259,984	2.73	8,901,885	1.72	491,529	4,764,152	2.75	13,099,662	1.41	594,456	2,710,272	2.78	7,527,624	1.33	322,902	1,576,768	2.78	4,385,445	1.10	155,321
Eastern Porphyry
Domain 1 (In Porphyry)	14,352	2.70	38,704	1.22	1517	203,696	2.68	545,406	1.08	18941	155,728	2.64	411,526	1.14	15,023	38,960	2.57	100,202	0.68	2,196
Domain 1.1	11,296	2.68	30,245	1.02	990	70,272	2.60	182,626	1.32	7738	23,576	2.61	61,501	1.03	2,033	9,200	2.35	21,612	0.77	536
Domain 1.2	680	2.70	1,836	0.87	51	8,928	2.70	24,106	1.42	1097	7,880	2.70	21,276	0.90	618	26,256	2.47	64,982	1.57	3,278
Domain 2 (Out Porphyry)						4,872	2.69	13,116	1.25	526	37,808	2.61	98,781	2.93	9,307	73,432	2.62	192,209	0.91	5,652
Domain 2.1	440	2.70	1,188	0.77	29						1,400	2.64	3,700	0.64	76
Domain 2.2	5,552	2.70	14,990	1.62	779	66,168	2.68	177,040	1.44	8170	178,384	2.57	457,686	1.60	23,541	155,720	2.62	407,304	1.42	18,556
Domain 2.3						10,368	2.69	27,896	0.77	687	15,552	2.59	40,323	0.78	1,013	52,240	2.62	136,975	1.33	5,863
Domain 2.4						17,016	2.70	45,943	0.81	1195	54,160	2.66	144,058	0.83	3,865	135,680	2.64	357,626	1.00	11,522
Domain 2.5																16,408	2.60	42,611	0.78	1,062
Sub-total	32,320	2.69	86,963	1.20	3366	381,320	2.66	1,016,133	1.17	38355	474,488	2.61	1,238,850	1.39	55,476	507,896	2.61	1,323,522	1.14	48,664
Tembo Prospect
Domain 1																856	2.80	2,397	0.57	44
Domain 2	6184	2.70	16718	0.99	531	73,976	2.50	185,092	1.77	10,518	108,968	2.45	266,606	1.93	16,521	40,864	2.27	92,661	1.14	3,385
Sub-total	6184	2.70	16718	0.99	531	73,976	2.50	185,092	1.77	10,518	108,968	2.45	266,606	1.93	16,521	41,720	2.28	95,058	1.12	3,429
Bingwa Prospect
Sub-total	386,824	2.34	906,728	2.83	82,387	232,264	2.45	569,430	1.38	25,274	121,600	2.57	312,411	1.29	12,922	19,232	2.56	49,168	1.25	1,982
TOTAL	3,685,312	2.69	9,912,294	1.81	577,813	5,451,712	2.73	14,870,318	1.40	668,602	3,415,328	2.74	9,345,491	1.36	407,821	2,145,616	2.73	5,853,192	1.11	209,397

Notes for Table 14

Source : Venmyn Deloitte 2014, CAE Mining 2013 and TRX 2013

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves (although no Mineral Reserves are reported)

Cut-off Grade 0.5g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to TRX

February 2014	62

Table 15 : Summary Current NI 43-101 Mineral Resource Estimate for BRMA at 0.5g/t Au Cut-off Grade - Jan 2014

PROSPECT	MEASURED					INDICATED					INFERRED					EXPLORATION TAGRETS - Unclassified
	Volume (Mm3)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Volume (Mm3)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Volume (Mm3)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Volume (Mm3)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)

Buckreef Prospect
Sub-total	3.260	2.73	8.902	1.72	491,529	4.764	2.75	13.100	1.41	594,456	2.710	2.78	7.528	1.33	322,902	1.577	2.78	4.385	1.10	155,321
Eastern Porphyry
Sub-total	0.032	2.69	0.087	1.20	3,366	0.381	2.66	1.016	1.17	38,355	0.474	2.61	1.239	1.39	55,476	0.508	2.61	1.324	1.14	48,664
Tembo Prospect
Sub-total	0.006	2.70	0.017	0.99	531	0.074	2.50	0.185	1.77	10,518	0.109	2.45	0.267	1.93	16,521	0.042	2.28	0.095	1.12	3,429
Bingwa Prospect
Sub-total	0.387	2.34	0.906	2.83	82,387	0.232	2.45	0.569	1.38	25,274	0.122	2.57	0.312	1.29	12,922	0.019	2.56	0.049	1.25	1,982
Total	3.685	2.69	9.912	1.81	577,813	5.452	2.73	14.870	1.40	668,602	3.416	2.74	9.345	1.36	407,821	2.146	2.73	5.853	1.11	209,397
TOTAL	3.68	2.69	9.91	1.81	578,000	5.45	2.73	14.87	1.40	669,000	3.42	2.74	9.35	1.36	408,000	2.15	2.73	5.85	1.11	209,000

Source : Venmyn Deloitte 2014, CAE Mining 2013 and TRX 2013

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves (although no Mineral Reserves are reported)

Cut-off Grade 0.5g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to TRX

February 2014	63

Table 16 : Total Buckreef Project, NI 43-101 Compliant Current Mineral Resource for BRMA and BZMA – Jan 2014

PROSPECT	MEASURED			INDICATED			INFERRED			MEASURED + INDICATED			EXPLOARTION TARGET
	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)

BRMA Buckreef Prospect
Sub-total	8.902	1.72	491,529	13.100	1.41	594,456	7.528	1.33	322,902	22.002	1.53	1,085,985	4.385	1.10	155,321
BRMA Eastern Porphyry
Sub-total	0.087	1.20	3,366	1.016	1.17	38,355	1.239	1.39	55,476	1.103	1.18	41,721	1.324	1.14	48,664
BRMA Tembo Prospect
Sub-total	0.017	0.99	531	0.185	1.77	10,518	0.267	1.93	16,521	0.202	1.71	11,048	0.095	1.12	3,429
BRMA Bingwa Prospect
Sub-total	0.906	2.83	82,387	0.569	1.38	25,274	0.312	1.29	12,922	1.475	2.26	107,661	0.049	1.25	1,982
Total BRMA	9.912	1.81	577,813	14.870	1.40	668,602	9.345	1.36	407,821	24.782	1.56	1,246,415	5.853	1.11	209,397
TOTAL BRMA	9.91	1.81	578,000	14.87	1.40	669,000	9.35	1.36	408,000	24.78	1.56	1,246,000	5.85	1.11	209,000

BZMA Buziba and Busolwa Prospects
Sub-total				35.270	1.04	1,179,000	14.350	0.90	415,000	35.270	1.04	1,179,000
TOTAL Buckreef Project	9.91	1.81	578,000	50.140	1.15	1,847,602	23.695	1.08	822,821	60.05	1.26	2,425,415	5.853	1.11	209,397
TOTAL Buckreef Project	9.91	1.81	578,000	50.14	1.15	1,848,000	24.00	1.08	823,000	60.00	1.26	2,425,500	5.85	1.11	209,000

Source : Venmyn Deloitte 2014, CAE Mining 2013 and TRX 2013

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves (although no Mineral Reserves are reported)

Cut-off Grade 0.5g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to TRX

Figure 20

VenmynDeloitte.
Tanzanian Royalty - Buckreef Project

BUCKREEF PROSPECT - GEOLOGICAL DOMAINS, MINED-OUT AREAS AND DRILLING

PLAN OF GEOLOGICAL DOMAINS
WIREFRAMES OF GEOLOGICAL DOMAINS AND MINED OUT AREA
DRILLING INFORMING THE GEOLOGICAL MODEL
N
North Section
Centre Section
South Section
9658500
9658000
9657500
391000
391500
BUCKREEF GEOLOGICAL DOMAINS
1-1.83
2-2.66
3-3.5
4-4.5
5-5.5
6-6.5
7-7.5
9-9.5
Mined Out

Source: Venmyn Deloitte 2013

VMD1598_TRX CPR Update_2014

Figure 21

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

BUCKREEF PROSPECT - MINERAL RESOURCE CATEGORIES

BUCKREEF PROSPECT - PLAN VIEW OF MINERAL RESOURCE CATEGORIES
N
North Section
Centre Section
South Section
-9658500
-9658000
-9657500
-391000
-391500
NORTH SECTION
N
-1250
-1000
-750
-391500
CENTRE SECTION
N
-1250
-1000
-750
-391250
-391500
SOUTH SECTION
N
-1250
-1000
-750
-391000
-391250
-391500
MINERAL RESOURCE CATEGORIES
Measured
Indicated
Inferred
Unassigned

Source: Venmyn Deloitte 2013
D1598_TRX CPR Update_2014

Figure 22

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

BUCKREEF PROSPECT - ALTERATION ZONES AND GOLD GRADE DISTRIBUTION

ALTERATION ZONES - NORTH
ALTERATION ZONES - CENTRAL
ALTERATION ZONES - SOUTH
N
-1250
-1000
-750
-391250
-391500
-391000
PLAN VIEW OF GOLD GRADE DISTRIBUTION
North Section
Centre Section
South Section
-9658500
-9658000
-9657500
ALTERATION STATES
Oxide
Transition
Fresh
Unassigned
Au (g/t)
Absent
0-0.1
0.1-0.2
0.2-0.5
0.5-0.8
0.8-1.0
1.0-2.0
2.0-Ceiling
NORTH SECTION
CENTRE SECTION
SOUTH SECTION

Source: Venmyn Deloitte 2013

D1598_TRX CPR Update_2014

Figure 23

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

EASTERN PORPHYRY PROSPECT - MINERAL RESOURCE CATEGORIES AND ALTERATION ZONES

PLAN VIEW OF MINERAL RESOURCES CATEGORIES
N
-9658250
-9658000
-9657750
-392000
-392250

SECTION A-A MINERAL RESOURCE CATEGORIES
N
-1250
-1000
-392000
-392250

MINERAL RESOURCE CATEGORIES
Measured
Indicated
Inferred
Unassigned

SECTION A-A ALTERATION ZONES
N
-1250
-1000
-392000
2250

ALTERATION STATES
Oxide
Transition
Fresh
Unassigned

Source: Venmyn Deloitte 2013 D1598_TRX CPR Update_2014

Figure 24

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

EASTERN PORPHYRY PROSPECT - GOLD GRADE DISTRIBUTION

PLAN VIEW OF GOLD GRADE DISTRIBUTION

N
A
A'
-9658250
-9658000
-9657750
-392000
-392250
Au (g/t)
Absent
0-0.1
0.1-0.2
0.2-0.5
0.5-0.8
0.8-1.0
1.0-2.0
2.0-Ceiling

CROSS SECTION A-A'

N
-1250
-1000
-392000
-392125
2250

Source: Venmyn Deloitte 2013
D1598_TRX CPR Update_2014

Figure 25

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

BINGWA PROSPECT - MINERAL RESOURCE CATEGORIES AND ALTERATION ZONES

BINGWA PROSPECT - MINERAL RESOURCE CATEGORIES

BINGWA MINERAL RESOURCE CATEGORIES
N
B
B'
A
A'
9657500N
396000E
396500E
MINERAL RESOURCE CATEGORIES
Measured
Indicated
Inferred
Unassigned
CROSS SECTION A - A'
-1200
-1100
396000 9657650
396050 9657550
396100 9657450
CROSS SECTION B - B'
-1250
-1000
395750
9657650
396000
9657500
396250
396500 9657750

BINGWA PROSPECT - ALTERATION ZONES

CROSS SECTION A - A'
N
-1200
-1100
396000 9657650
396050 9657550
396100 9657450
CROSS SECTION B - B'
-1250
-1000
395750
9657650
396000
9657500
396250
396500 9657750
ALTERATION STATES
Oxide
Transition
Fresh
Unassigned

Source: Venmyn Deloitte 2013 D1598_TRX CPR Update_2014

Figure 26

Tanzanian Royalty - Buckreef Project

BINGWA PROSPECT - GOLD GRADE DISTRIBUTION

BINGWA GOLD GRADE DISTRIBUTION
N
9657500N
396000E
396500E
A
A'
B
B'
Au (g/t)
Absent
0-0.1
0.1-0.2
0.2-0.5
0.5-0.8
0.8-1.0
1.0-2.0
2.0-Ceiling
CROSS SECTION A - A'
1200
1100
396000
9657650
396050
9657550
396100
9657450
CROSS SECTION B - B'
1250
1000
395750
9657650
396000
9657500
396250
396500
9657750

Source: Venmyn Deloitte 2013

D1598_TRX CPR Update_2014

Figure 27

Tanzanian Royalty - Buckreef Project

TEMBO PROSPECT - MINERAL RESOURCE CATEGORIES AND ALTERATION ZONES

TEMBO MINERAL RESOURCE CATEGORIES

TEMBO PLAN VIEW MINERAL RESOURCE CATEGORIES

N
A
A'
B
B'
-9655250N
-388500
-388750
-389000

CROSS SECTION A - A'

N
-1200
-1150
-9655300
-9655200

CROSS SECTION B - B'

N
-1250
-1000
-9885005
-388750
-9655250
-389000
-9655275

MINERAL RESOURCE CATEGORIES

- Measured
- Indicated
- Inferred
- Unassigned

TEMBO ALTERATION ZONES

N
-1200
-1150
-388700
-388705
ALTERATION STATES
Oxide
Transition
Fresh
Unassigned

Source: Venmyn Deloitte 2013

D1598_TRX CPR Update_2014

Figure 28

VenmynDeloitte. Tanzanian Royalty - Buckreef Project

TEMBO PROSPECT - GOLD GRADE DISTRIBUTION

TEMBO GOLD GRADE DISTRIBUTION
N
A
B'
-9655250N
B
A'
-388500
-388750
-389000

CROSS SECTION A - A'
N
-1200
-1150
-9655300
-388700
-9655250
-9655200

CROSS SECTION B - B'
-1250
N
-1000
-9885005
-388750
-9655250
-389000
-9655275

Au (g/t)
Absent
0-0.1
0.1-0.2
0.2-0.5
0.5-0.8
0.8-1.0
1.0-2.0
2.0-Ceiling

Source: Venmyn Deloitte 2013

D1598_TRX CPR Update_2014

February 2014	73
13.2.14.	Reconciliation with Previous Estimates

The previous Dec 2011 Mineral Resource estimate for BRMA which was re-published in the 2012 PEA is presented in Table 8 (Section 5.2.25.1.1) and the material changes which are apparent when compared to the Jan 2014 estimate (Table 17) can be accounted for as follows:-

Table 17 : Comparison of Previous BRMA and Current Mineral Resource Estimate Inputs and Assumptions

CRITERIA	ITEM	DECEMBER 2011	Jan 2014 2013

Prospects		Buckreef, Bingwa, Tembo	Buckreef, Bingwa, Tembo, Eastern Porphyry
Input data	Drillholes	624	684 - new drilling results for Buckreef, new drilling results for Eastern Porphyry and metallurgical drillholes for Bingwa and Tembo
Wireframes	Domains	Eight domains for Buckreef and one each for Bingwa and Tembo	Individual mineralisation domains identified. Buckreef 22 domains, Eastern porphyry 10 domains, Tembo 2 domains, Bingwa 1 domain
	Depth	Deposits not tapered with depth	Tampered with depth
	Mineralisation cut-off criteria	Unknown - wireframes from Iamgold	O.15g/t for Eastern Porphyry and 0.2g/t for the remainder of BRMA. High grade domains at 1.5g/t Au. Extended 50m below last drillhole for shallow holes and 140m for Buckreef
	Waste	Unknown - wireframes from Iamgold	Rigorous treatment of waste
Estimation Methodology		Based on Multiple Indicator Kriging panel sections	Ordinary Kriging with local anisotropic Kriging
SG		Low confidence in SG from Tembo and Bingwa	Higher confidence in SG determinations from all prospects
Extreme Values		Error in Bingwa capped values which were not removed and resulted in grade overestimation	Correct capping for Bingwa
Classification Criteria	Octants	4 for Measured and 2 for Inferred	4 for any classification
	Distance to informing data	Measured : easting 10m, northing 25m, elevation 25m	Measured within 1 variogram range, Indicated 1.5 variogram range, Inferred 3x variogram range
Indicated and Inferred 15m, 37.5m and 37.5m
	Number of Samples	Measured and Indicated 12, Inferred 6
	Kriging Efficiency		>0.2
	Regression slopes		>0,6

Source : CAE Mining 2013, TRX 2013, Venmyn Deloitte 2014

The increased number of drillholes in the 2014 estimate has resulted in increased resources being defined for Buckreef Prospect and Eastern Porphyry is a new Mineral Resource entirely. The changes in Measured and Indicated Resources are due in a small measure to the difference in estimation procedure, but largely due to increased geological confidence due to additional bulk density determination and in-fill drilling.

Table 18 : Reconciliation of Previous and Current Mineral Resources

	GOLD OUNCES
PROSPECT	MEASURED	INDICATED	INFERRED	UNCLASSIFIED	TOTAL	M+I

Dec-11
Buckreef	341,000	222,000	435,000		998,000	563,000
Eastern Porphyry
Tembo			51,000		51,000
Bingwa			86,000		86,000
TOTAL (oz)	341,000	222,000	572,000		1,135,000	563,000
TOTAL (Moz)	0.341	0.222	0.572			0.563
Jan-14
Buckreef	491,529	594,456	322,902	155,321	1,564,209	1,085,985
Eastern Porphyry	3,366	38,355	55,476	48,664	145,861	41,721
Tembo	531	10,518	16,521	3,429	30,999	11,048
Bingwa	82,387	25,274	12,922	1,982	122,565	107,661
TOTAL (oz)	577,813	668,602	407,821	209,397	1,863,634	1,246,415
TOTAL (Moz)	0.578	0.669	0.408	0.209	1.864	1.246
Change (oz)	236,813	446,602	164,179		728,634	683,415
% Change Increase	169	301			164	221
% Change Decrease			71

February 2014	74

In the process of classification of the mineral resources search distances of more than 3x’s the variogram range were considered inappropriate for classification and estimates from such samples were classified as “unclassified”, essentially exploration targets, unsuitable for mineral resource estimation until additional data can improve the confidence of the estimate.

14.	Mineral Reserve Estimate

NI 43-101 Item 15 (a), (b), (d)

No mineral reserves have been estimated for the Buckreef Project as a new mine design and process flow will be required to generate the necessary modifying factors to convert the mineral resources to mineral reserves.

15.	Mining Methods

NI43-101 Item 16

The 2012 PEA mine design and costing is no longer appropriate for the Buckreef Project as the underlying mineral resource has materially changed and the economic factors used in the PEA are no longer appropriate.

However, the overall mining philosophy would remain the same for a future operation and would consist of a number of conventional open pit layouts with access to the orebodies provided via a series of ramps into the pits.

The BRMA deposits consist of an upper, weathered, oxidised zone overlying a variable transition zone and lower, primary, fresh sulphide orebodies with depth. The weathered, oxidised, near surface material permits excavation by a combination of free digging, ripping, drill and blasting. In the transition zone, a mixture of free digging, ripping, drilling and blasting methods will be employed, whilst for the deeper fresh, competent material conventional pre-spliting, drill and blasting methods will be used to extract the ore. The mining can be undertaken by shovel loading of ore and waste, and Articulated Dump Truck (ADT) hauling via the planned access ramps. An auxiliary mining fleet of dozers, graders, water carts and utility vehicles would be required to support the mining operation.

16.	Recovery Methods

NI 43-101 Item 17

The PEA process plant design and costing was undertaken for a large, conventional, gravity and carbon-in-leach (CIL) plant which would be modular in configuration, so that the process plant at BRMA could be relocated to the BZMA when required to increase the capacity in the latter area, where the tonnages to be ultimately mined will be higher and the grade lower. The high capital and operating costs for such a 150,000tpm plant, whilst the most efficient technical design, pose a considerable barrier to the implementation of TRX’s business plan for rapid and low cost production, in an economic climate where depressed gold prices and paucity of project funding exist. The strategic decision therefore is that a large conventional gravity-CIL plant will be replaced by a simpler and more opex favourable process route.

16.1.	Small Modular Gravity-Carbon-in-Leach Plants

The 2012 PEA undertook a high level study of smaller gravity-CIL 30,000tmp modular plants as an alternative to the large conventional plant which could cost USD134m (un-escalated 2012 prices). TRX is currently considering the use of small, mobile modular plants in its developmental plan going forward. Venmyn Deloitte obtained quotations for 30,000tpm modular gravity-CIL plants and reviewed the capital and operational costs in comparison to the large conventional plant design. Each modular plant is a self-contained unit comprising a 30,000tpm crushing/milling, gravity-CIL and electro-winning module. If the initial process requirement at BRMA remains 150,000tpm, this would require five such modules at an individual cost of USD20m each (2012 un-escalated price). The site preparation would be approximately USD0.5m per unit. The review of the modular plant quotations highlighted the following issues:-

●	the installed power requirement per 30,000tpm module is 1.9MW, which equates to approximately 10MW for the BRMA plant. The installed power requirement of the large conventional BRMA plant was estimated at 5.5MW and the conclusion is that the modular plants will consume a similar, if not greater quantity of power than the large plant;

February 2014	75
●	the equipment capital for the five modular plants for BRMA is USD100.0m compared to the equipment direct costs of USD78.7m (installed equipment cost only) for the large plant;

●	non-equipment based costs such as site establishment, buildings, reagents, spares were not included in the modular plant quotation and would have to be applied to the modular plant cost in order to compare directly with the large plant design costs;

●	the Engineering Procurement Construction and management (EPCM) for the modular plants was assumed for the purposes of the PEA, to be USD42.0m, which is approximately the large plant EPCM for the BRMA plant;

●	the modular plants would require a greater number of spares;

●	the labour requirement to operate and maintain the modular equipment would be greater than the large plant; and

●	more metallurgical control samples would be required for the modular units compared to the large plant.

The technical and economic review of the modular plant option suggests that at the original PEA production rate of 150,000tpa, the small capital savings gained in the modular plant option is likely to be off-set by higher power, labour, reagent and maintenance costs. The TRX low cost business strategy would require implementation of an optimisation study that determines the optimal production rate with the cost and size of the modular plants.

16.2.	Heap Leach

Heap leaching is a beneficiation process to extract metals from ore via a series of chemical reactions that absorb specific minerals and then re-separates them after their division from other gangue materials. Heap leach requires that the crushed RoM ore is heaped on an impermeable plastic and/or clay lined leach pad where it can be irrigated with a leach solution to dissolve the valuable metals. Most operations use drip irrigation to minimise evaporation and provide more uniform distribution of the leach solution. The dilute alkaline cyanide solution percolates through the ore and leaches both the target and other minerals. Such a leach cycle generally requires from one or two months for simple oxide ores to be complete. The leach solution containing the dissolved minerals is then collected, treated in a process plant to recover the gold and recycled to the heap after reagent levels are adjusted. During the extraction phase, the gold ions form complex ions with the cyanide and recovery of the gold is readily achieved with a redox-reaction:

The possibility of utilising heap leach technology on the BRMA materials was previously investigated for the PEA and considered less efficient than the traditional gravity-CIL route for the following reasons:-

●	heap leach of milled ore is inefficient and the RoM material would require agglomeration using lime and cement, thereby increasing operating expenses;

●	the sulphide component of the fresh ore is unlikely to be amenable to heap leach and the recovery of gold would be adversely affected, which is clearly shown in the recent testwork conducted for the Bingwa Prospect;

●	the oxide component of the deposits, which has been shown to be heap leach amenable, contains clay, which creates channelling and coating of the particles, rendering them partly impervious to cyanide leaching. The results of the testwork suggest that for this oxide zone, a recovery of 72% can be obtained, albeit 20% less than that for the conventional plant at 95%; and

●	the time required to positive cash-flow for heap leach gold is typically 120+ days and as such the economics of the project would be severely affected unless there were significant capital or operating savings associated with the option, which could be the case.

In the light of TRX’s aim of reducing capex and opex costs, the potential for heap leaching must be reconsidered in more detail. Recent testwork indicates that gold recoveries of 72% for the oxide material are possible and whilst the gold recoveries for the transition and fresh zone are a definitely lower than those of the gravity-CIL plant, the loss in revenue could be adequately offset by the reduction in costs.

February 2014	76
16.3.	Alternative Processing

The 2012 PEA suggested the following alternative process plant components that could improve the project economics and efficiencies and which should be interrogated in additional studies:-

●	an Australian non-profit industrial company has released research that indicates that crushing and grinding consumes over 50% of total mine site energy uses and offers alternative comminution strategies that provide power and cost savings. The possible comminution improvements should be interrogated;

●	the use of skid mounted comminution units (jaw crusher/cone crusher) should be considered. These units cost approximately USD400,000 and require no civil engineering site preparation, and feeders;

●	alternatively, the use of skid mounted Vertical Shaft Impactors or High Pressure Grinding Rolls should be investigated as these units require significantly lower power input, and also tend to break material at the natural grain boundaries, which liberates mineralisation at the coarsest possible size and opens up the possibility of coarse gangue rejection; and

●	if the liberation is too fine for this option, RoM single stage milling can be considered, reducing total power and capital requirements.

17.	Project Infrastructure

NI 43-101 Item 18

17.1.	Potable Water

Currently, there is a single dam and a single water borehole at BRMA. A study was conducted in December 2007 to identify suitable sites for another dam dedicated to the supply of water to the BRMA and 11 potential dam sites were identified. The suitability of these sites will be investigated in the future regional hydrological studies which will be required for the Buckreef Project.

The historic mine at Buckreef required mine dewatering whilst it was in operation from 1982 to 1990. The mine dewatering is estimated to have been 750m3pd, although some estimates range between 900m3pd and 1,400m3pd. Until these figures can be verified, the upper limit of 1,400m3pd should be considered for the future mine design. As the mine depth increases, dewatering is expected to increase to the point at which a steady state is reached between pumping rates and groundwater inflow rates.

The water supply options reviewed in the PEA indicated that the Buckreef Mine dam is a potential source of water supply of 1,000m3pd to a maximum of 1,500m3pd.

17.2.	Electricity

The power supply to the Buckreef Project constitutes one of the most critical project components. The poor reliability of the Tanzanian national power supply is well known and the alternative option of using diesel powered generators was examined for the PEA. The TanEsco national power grid could potentially supply the operations at BRMA but given that the closest junction point is located 50km from BRMA, the residual impacts and implications of electricity distribution over this distance could be significant. Furthermore, the availability and reliability of supply, the connection and infrastructure costs, as well as ongoing tariffs have to be determined. Given the current uncertainty with regards the mining and processing options for the project going forward, comment on the power supply at this stage is impossible.

18.	Market Studies and Contracts

NI 43-101 Item 19

Gold is produced in numerous countries, and for most of the past century until 2006, South Africa was the world’s largest gold producer. In March 2010 the South African Chamber of Mines released new statistics that indicate South Africa’s ranking as a global gold producer fell behind China, followed by Australia Russia and the United States. The United States Geological Survey (USGS) estimates global gold reserves and global gold production 1s summarised in Table 19 and Table 20:-

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Table 19 : Estimated Global Gold Reserves - 2012

COUNTRY	GOLD RESERVES 2012 (t)

Australia	7,400
South Africa	6,000
Russia	5,000
Chile	3,900
United States	3,000
Indonesia	3,000
Brazil	2,600
Peru	2,200
China	1,900
Uzbekistan	1,700
Ghana	1,600
Mexico	1,400
Papua New Guinea	1,200
Canada	920
Other countries	10,000
GLOBAL TOTAL	50,000

Source : USGS 2013

Table 20 : Estimated Global Gold production

COUNTRY	2009 (t Au)	2012 (t Au)

China	362	370
Australia	258	250
United States	234	230
Russia	200	205
South Africa	181	170
Peru	164	165
Canada	97	102
Indonesia	96	95
Uzbekistan	91	90
Ghana	80	89
Mexico	84	87
Papua New Guinea	66	60
Brazil	62	56
Chile	45	45
Other Countries	640	645
WORLD TOTAL	2,660	2,700

Source : USGS 2013

The dynamics of the global gold market are driven by a number of diverse factors and the demand and gold price are the result of the interaction between such factors. The main trends in gold market for 2013 were the rising level of consumer demand, which off-set outflows from Exchange Traded Funds (ETFs), and the geographical flow of gold from western to eastern markets (World Gold Council 2013). Overall, the 2012 to 2013 global gold market trends indicated a decrease in demand of 21% in Q3 2013 as compared to Q3 2012. The previous five years showed a dramatic increase in demand of 15%, much of which resulted from investment demand and central bank purchases of physical gold bars.

18.1.	Global Supply and Demand

Gold’s primary use is in the jewellery industry, with several industrial uses, including dentistry and electronics. A significant demand for gold is in the investment sector which accounts for approximately 35% of the demand for gold.

Gold demand in 2012 reached a record value of USD236.4bn despite a year-on-year decrease of 4% in tonnage to 4,405.5t. In Q3 2013, the value of gold demand was USD37,035 which represented the first drop in demand since 2007 (-37% year on year). The decline in demand was attributed in large measure to the Indian government controls to reduce gold imports. Jewellery continued in 2013 to be the most important end use for gold, and together with gold bars and coins, comprised approximately 90% of the demand. The two largest consuming markets, India and China, generated a demand for 2.17k which outweighed the demand from the west by a multiple of 5.4 as compared to a multiple of 3.7 over the preceding five years (World Gold Council 2013).

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The value of the demand reached USD33.72bn in Q3 2013.

The demand for gold bars and coins in 2013 increased to 304t representing an increase of 6% over the 2012 values. Central Bank purchases in to Q3 2013 were 300t with Russia the most prominent purchaser. The factors driving the investment in gold include confidence in global economic stability, which was poor from 2008 onwards and which previously caused investors to seek safe haven investments.

Historically, supplies of gold have come from mine production, recycling and from sales of Central Bank gold. In Q3 2013 the global supply of 1,145t represents a decrease in supply 3%. A reduction in recycling activity offset a modest 4% increase in primary gold production. China was the most prominent contributor to the increased production and South Africa the main region of decreased supply due to operational disruptions and labour disputes.

Australia, South Africa, Russia, Chile, the United States and Indonesia each have above 3,000t of gold reserves, with a combined 55% of global reserves, according to the USGS (2013) (Table 19). Of the African countries, South Africa has the second-largest global reserve tonnages, while Ghana ranks 11th in global gold reserve tonnages. Countries such as Mali, Tanzania, the Democratic Republic of Congo and Zimbabwe are amongst the African countries which are included in the ‘other countries’ classification provided by the USGS indicating that they are not among the top 14 countries in terms of gold reserves.

18.2.	Gold Price

The gold price experienced a steady increase between 2001 to 2012, with the average price increasing from USD271/oz in 2001 to USD1,200/oz at the end of 2010. The global financial crisis marked a strong upward trend starting in September 2008. In September 2009, gold reached the USD1,000/oz threshold, the primary driver of which was the devaluation of the USD, market concern over the effectiveness of the various financial stimulus packages and fears of inflation increases.

The gold price peak for 2013 in February was USD1,674/oz which fell to two lows, namely July 2013 and Dec 2013 both of which pierced below the USD1,200/oz barrier. The February 2013 London Metals Market spot gold price is USD1,258/oz. The factors which originally drove the gold price upwards included growing speculation around the structure and longevity of the United States Federal Reserve’s quantitative easing programme, concerns over low economic growth in the major economies, slowing growth in the emerging markets, the resultant impact on Central Banks’ monetary policies and investor concern over sovereign debt levels. Policies of low interest rates across the western economies encouraged investor interest in gold. Although confidence in the global economy has improved and alternative investments are becoming more favourable, the Central Banks’ continuing purchase of gold indicates that they favour gold’s diversification benefits as they reduce investment in the US dollar and Euro. Sales of gold by the signatories to the Central Bank Gold Agreement were zero in Q1 of 2013.

Commentators suggest that the 2013 price drop relates to lower inflation in the United States and increases in US equities which has reduced gold’s attractiveness as a hedge against inflation. The strong US dollar has made gold more expensive for foreign investors. The United States may curtail its monetary easing policy as the economy strengthens and gold prices have declined as real interest rates and volatility is lessening. Gold benefits when investors are seek stable and risk-free assets, and the fading of the economic crisis has lessened gold’s safe haven appeal (Proactive Investors USA and Canada PIUC 2013). The market conditions are likely to continue as United States real interest rates increase in parallel with an accelerating United States recovery (PIUC 2013).

Various banks have reduced their previous gold price forecasts for 2013 to 2014 by 4% to 5% with 2013 price predictions ranging between USD1,540/oz to USD1,830/oz. The price forecasts for 2014 range between USD1,500/oz to USD1,830/oz (HSBC, Goldman Sacks, Credit Suisse, Societe Generale, Merrill Lynch, Morgan Stanley). The public domain range in forecast average prices for 2014 is USD1,200/oz to USD1,600.

Despite reports of strong demand especially from China, the gold price seems to be taking the lead from traders reacting to announcements from Central Banks, particularly the US Federal Reserve.

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Signs of US economic growth, concerns over the US Federal Reserve’s withdrawal of monetary stimulus and fears of a slump in Chinese demand have hampered gains in the gold price. If the US Federal Reserve institutes new monetary measures such as fixing long-term interest rates or raising the inflation target, these measures could increase the demand for gold as a safe-haven investment.

19.	Environmental Studies

NI 43-101 Item 20

The Buckreef Project is primarily an undeveloped exploration project, although the project area includes the defunct Buckreef Mine area that was exploited by Stamico until the mine closed in 1994. The historic mine site will ultimately form part of the future operation developed within the Buckreef Prospect.

The area contained within the exploration and mining permits is subject to intensive artisanal mining of a regulated and unregulated nature. Regulated small-scale mining is undertaken within Primary Mining Licences (PML) that are limited to a size of 10ha and available to Tanzanian nationals. Unregulated miners are more transient by nature and engage in shallow shaft sinking and the use of metal detectors to identify surface gold. The environmental impacts of these activities will require rehabilitation.

Historic Environmental Scoping Studies by URS (Australia) and Lorax/MTL Consulting (a Canadian/Tanzanian partnership) included extensive work towards an Environmental Impact assessment (EIA) for the Buckreef Prospect. The outstanding requirement to complete the EIA is a hydro-geological assessment. Similarly, a Social Impact Assessment (SIA) was undertaken by Social Sustainability Services Ltd of Australia and the University of Dar es Salaam in 2006. The assessment identified the footprint area that would result in resettlement of affected families at project development stage.

Fortunately, Iamgold maintained high standards of environmental management and reclamation. Surface damage was fully compensated in line with government requirements under the Lands Act of 1998 (Iamgold 2009). A total of 2,702 drillpads were rehabilitated with photographic records. All the hand dug access tracks and drill lines were re-planted by the farmers with crops and natural vegetation. There will be a requirement for tree planting in the near future as per the Forest Department requirement if exploration activities are undertaken in forest reserves.

As part of the 2012 PEA, a Preliminary Environmental Assessment (PEnA) for the Buckreef Project was undertaken and the results were reported in a document entitled “Preliminary Environmental Assessment: Tanzanian Royalty Exploration Corporation’s Buckreef Project, Victoria Goldfields, Tanzania” (African Geo-Environmental Services (Pty) Limited (Ages 2011)). The purpose of the study was to assess the potential implications of the project activities and infrastructure, to identify and quantify possible environmental risks and to determine applicable legal and permitting requirements of the project. The baseline studies undertaken for the PEA will remain relevant to the overall Buckreef Project however the details concerning the tailing storage facilities, haulage roads, plant sites, waste rock dumps and surface and groundwater controls will differ from the PEA depending on the final developmental plan adopted by TRX.

19.1.	Statutory Framework and Legal Requirements

A number of regulatory requirements exist at international, national, provincial and local levels, to which any proposed project will have to comply.

19.1.1.	Administrative Structure and Legislative Requirements

As a member of the Southern African Development Community (SADC), the United Republic of Tanzania is committed to environmental management standards prescribed by the organisation. A key objective of SADC is to: “achieve sustainable utilisation of natural resources and effective protection of the environment”. The environmental legislation in Tanzania was developed in accordance with this objective.

The Tanzanian constitution provides for central government and local government administration. The environmental management structure is headed by the Vice State President, through the Minister and Ministry of Environment. The Ministry of Environment includes the National Environmental Management Council headed by the Director General. The National Environmental Management Council supervises a series of Directorates at regional, municipal and local levels.

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19.1.2.	Policy and Regulatory Framework

The management of environmental and social issues in Tanzania is well defined and regulated through the National Constitution, National Environment Policy, The National Environmental Management Act, the Land Policy and Land Acts as well as supporting local laws and by-laws. The environmental Acts and regulations which are relevant to the Buckreef Project are summarised Table 21. Additional legislative requirements may be relevant to the proposed development, but identification and interpretation of these will be considered in further detail in the PFS, for which an independent legal opinion is being prepared.

19.1.3.	Environmental Authorisation

All environmental issues in Tanzania are regulated and controlled by the Minister for the Environment. The Minister oversees the Department of Environment (DoE), which is the authority responsible for the issuing environmental certificates, based on the advice received from a Technical Review Committee. An EIA, Environmental Impact Statement (EIS) and Environmental Management Plan (EMP) have been completed for the Buckreef Project Table 21by the Environmental Association of Tanzania Limited in accordance with the provisions summarised in Table 21. The studies have been submitted to and approved by The National Environments Management Council (NEMC) but the issuing of the final EIS certificate is still pending.

Table 21 : Environmental Policy and Legislation Applicable to the Buckreef Project

ACT OR POLICY	PROVISION OF THE LEGISLATION

The Environmental Management Act, No 20 of 2004	The Act provides the legal and regulatory framework for implementation of the National Environmental Policy
The National Environmental Policy, 1997;	Provides for sustainable management of the environment and provides a framework for protection of the environment by considering environmental and social aspects in mainstream decision-making
Environmental Impact Assessment and Audit Regulations, No 349 of 2005	The Environmental Impact Assessment (EIA) and Audit Regulations (No 349 of 2005) provide for the requirements and procedures for undertaking EIAs for different types of projects
The Land Act, No 6 of 1999,	The Land Act promotes the fundamentals of the National Land Policy by clearly classifying land tenure, land administration procedures, rights of occupancy and interest, leases of land and related matters. Of particular interest are the two categories of the right of occupancy of land of citizens and non-citizens, and the three categories into which Tanzanian land has been classified (Reserved Land, Village Land and General Land). All land in Tanzania is public land vested in the President as trustee on behalf of the citizens of Tanzania
National Land Policy, 1997
The Land Use Planning Act, No 6 of 2006
The Forest Act, No 14 of 2002	The Forest Policy presents directives which apply to forest land management, forest-based industries and products, ecosystem conservation and management and institutions and human resources. The policy requires that and EIA be conducted for all projects changing the use of forest land or which may cause damage to a forest environment
The National Forest Policy, 1996	The Forest Act enforces the Forest Policy, and additionally delineates the Tanzanian Forest types and assigns responsibility for their management
The Wildlife Act, No 5 of 2009	The Wildlife Act protects wildlife and wildlife habitat, regulates development activities, conserves viable populations of flora and fauna species, mitigates human-wildlife conflicts, and enforces the EIA Process for developments proposed in protected areas in order to minimise negative environmental impacts
The Tanzania Wildlife Policy, 1998	The wildlife Policy aims to involve a broader section of society in wildlife protection, utilization, management and development of protected areas, in order to promote sustainable utilization of wildlife resources.
The National Water Act, 1974 and Amendment No 1 of 1999	The Water Act aims to ensure water use without conflicts and without pollution by the effective management and protection of water resources. The Act places a regime of water rights which govern access to water use, and stipulate pollution control standards
The National Water Policy, 2002	The Water Policy, 2002, addresses the proper use, conservation and protection of water resources for human consumption and the environment
Water Resources Management Act, 2009	The Water Resources Management Act, 2009, provides the framework for sustainable management and development of water resources in Tanzania, by prescribing principles for water resource management, prevention and control of water pollution, and stakeholder participation in the implementation of the Water Policy
The Road Act, No 13 of 2007	The Road Act governs all activities pertaining to road construction, development and upgrades, and sets out different categories of roads, road reserve areas and utilisation
The Transport Policy, 2003	The Transport Policy aims to enhance transport while promoting environmental protection by addressing issues of pollution and safety
The Occupational Health and Safety Act, No 5 of 2003	The Act provides for the safety, health and welfare of people at work and the protection of persons against health and safety hazards in connection with people at work. The Act specifically requires the employer to ensure the safety of workers by providing, for example, safety gear (PPE) and regular medical examinations at the workplace
The Mining Act, No 14 of 2010	The Mining Act is the principal legislation relating to the management of mining activities in Tanzania
The National Mining Policy, 1997	The mining policy regulates all activities involving extraction from the ground, including minerals and construction materials. The policy promotes private sector led mineral development, and enforces the role of government in regulation, promotion and facilitation of mining activities
The Explosives Act, No 56 of 1963	The Explosives Act requires all parties who wish to use explosives to hold an explosive licence

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The Environmental Management Act requires that an Environmental Impact Statement describing the Scope of an EIA is approved by the department. The statement is agreed upon in consultation and addresses prescribed issues, the persons to be consulted as part of the process, as well as the preferred approach to data collection and interpretation for the EIA. If the Environment Impact Statement is approved by the Minister, an Environment Impact Assessment Certificate is issued and the EIA can proceed.

Section 43 (1) of the Water Resources Management Act (Act 11 of 2009) requires a Water Use Permit for the diversion, damming, storage, abstraction or use of water from surface or underground water resources, which will be required for the project. Authorisations under the Mining Act will also be required and these authorisation processes can possibly be undertaken simultaneously. TRX has submitted an application for a water use permit to the Lake Tanganyika Basin authority.

19.2.	Project Baseline Description

The purpose of an environmental baseline is to establish the existing environmental conditions at the project site and to assess how the area may be affected by the development of the mine and infrastructure. The identification of potential risks forms part of the baseline study.

The 2012 PEA baseline environmental descriptions for BRMA were sourced from desktop studies, aerial photographs and historic assessments conducted historically in the region. The information contained in the desktop study is subject to verification once the specialist studies are complete. Specialist inputs that were used in the compilation of the baseline study include:-

●	Ecological Concept Study and Sensitivity assessment for the proposed Tanzanian Royalty Exploration Corporation (TRX) Buckreef Project in the Geita District, Mwanza Province, Tanzania. Compiled by Dr B J Henning, Ages December 2011;

●	Buckreef Gold Mines: Pre-Economic Assessment – Water Baseline Study. Groundwater Specialist Study. Compiled by R N Hansen, Ages December 2011;

●	Pre-Economic Assessment: Buckreef and Buziba Gold Mines – Preliminary Wetland Assessment. Compiled by H Gildenhuys, AGES, December 2011;

●	Heritage Concept Study/Sensitivity Analysis – Tanzanian Royalty Exploration Corporation: Buckreef Gold Project, Geita District, Mwanza Province, Tanzania. Compiled by N Kruger, Ages, December 2011;

●	Preliminary Economic Assessment (PEA) for the Tanzanian Royalty Exploration Corporation (TRX) Buckreef Gold Project – Summary Report for the Human Health Risk Identification and Screening Level Assessment. Memorandum Compiled by N Potgieter, Envirosim Consulting, December 2011; and

●	Methodology in respect of the Environmental-Legal Services to be provided with regard to the Buckreef Gold Mine Redevelopment Project. Compiled by Cameron Cross Attorneys, 14 December 2011.

The baseline information for the Buckreef Project in terms of climate, topography and vegetation is presented in Section 4. A preliminary groundwater supply review and environmental water balance was compiled and is reported in Section 18.1.

19.2.1.	Surface Water

The topography of the Buckreef Project area can generally be described as flat with an average slope of ~1°. Flowing surface water is scarce, even in the rainy season, but wetlands developed in river beds and drainage channels are common, especially where the topography flattens towards the southwest of the BRMA. Streams reportedly respond quickly to rainfall events and may therefore, show low infiltration coefficients. The principal river draining the project area is the Nyikonga River. The Nyamazuvu River is a small stream to the west of the BRMA, which was used historically as a fresh water supply for the Buckreef Mine process plant. Another important drainage channel is that of the Nyaruyeye River, which forms a confluence with the Nyikonga approximately 10km to the east of Buckreef Mine.

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Site clearing during the construction period could cause siltation of surface water resources and suitable positioning of stockpiles and the implementation of storm water management plans should be implemented to mitigate this potential impact. Surface water will have to be managed in accordance with legislative requirements, including the provisions of the Water Resources Management Act of 2009.

The storm water management plan for the project should make provision for the diversion of upstream clean runoff around mine workings and auxiliary infrastructure and containment of the onsite storm water for a 1:50 year event for at least 24 hours. No development of large-scale infra-structure should be done below the 1:50 year flood lines. Storm water could also prove to be a valuable water resource and can be effectively used to decrease water use from water sources and thus could potentially decrease costs

19.2.2.	Groundwater

No groundwater abstraction schemes exist in the project area and surface water forms the sole source of water to the rural communities. The underlying geology contains deep structures in the BRMA, which extend to 400m depths and could contain groundwater.

Pump tests on 79m deep drillholes drilled for potential groundwater sources showed transmissivities between 10m2pd to 20m2pd, relatively low groundwater yields (0.24litres per second (l/s) to 4l/s, with an average of 2.1l/s) and a groundwater level depths between 0.4metres below ground level (mbgl) and 17.2mbgl, with an average of average of 6.34mbgl. The shallow groundwater levels suggest that only shallow structures and perhaps the unconfined aquifers were intersected.

19.2.3.	Geohydrological Environment

The chemistry of the natural groundwater and to a certain extent that of the surface water, is determined by the chemistry of the weathering of the lithologies in the area. Arsenic (As), associated with the ore in the BRMA is considered a hazardous substance and represents a potential environmental risk. Additionally, the tailings material has the potential to produce acid rock drainage which could be mitigated by lining a TSF so that acid leachate is prevented from entering the larger environment and metals, such as As, are contained within the mining system. Treatment of the process water may also prove necessary. The mine void at Buckreef is currently flooded and will have to be dewatered prior to mining. Due to the shallow depth of groundwater in the project area, the eventual mine pit will have to be dewatered throughout the LoM.

In order to assess the degree of As contamination, an initial hydrosensus and historic TSF sampling programme was undertaken by Ages for the PEA. The results of the study were reported in a document entitled “Interpretation of Toxicity Characteristic Leaching Procedure and Acid Base Accounting Analysis on a Composite Sample from the Old Tailings Dam at Buckreef gold mine, Tanzania” (Ages March 2012, AS-PP-2012-04-19)

The location of the hydrosensus sample sites is presented in Figure 29 and the results were reported as a geochemical baseline assessment summarised in Table 31. Two surface water samples were also analysed, as a verification of surface water baseline studies already completed by Iamgold (2009).

The study indicated that the groundwater is mostly in pristine condition, although slightly elevated NO3 concentrations point to a possible agricultural influence. Of the heavy metals analysed, As, Se, Sb, Hg, Cd, Cr, Pb, Ni, Ag and Co are all below detection limits in the BRMA groundwater, which implies that after the commencement of mining, the detection of any of these elements will indicate the development of a contamination plume. All other groundwater samples show concentrations below World Health Organisation and Tanzanian regulatory guideline values drinking water standards.

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Table 22 : Summary of the Groundwater Analyses for the BRMA

SAMPLE	AVERAGE (mg/l)	STANDARD DEVIATION	MAXIMUM (mg/l)	MINIMUM (mg/l)

pH	6.5	0.6	7.2	5.2
EC (mS/m)	32.9	27	78	5.6
Alkalinity	148.2	147.6	417	6.3
Cl	14.2	13.6	36.5	0.1
SO4	4.5	9.6	32.2	0
F	0.2	0.2	0.5	0
PO4	0.1	0.1	0.5	0
NO3	9.6	15.7	62	0.5
SiO2	15.8	14.3	48.2	2.1
HCO3	148.1	147.6	417	6.3
Ca	32.5	32.2	101	0.6
Mg	13.4	14.9	39.2	1
Na	16.4	7.9	34.2	5.8
K	1.1	0.8	2.7	0.3
Fe	0.1	0.1	0.4	0

Source : Ages 2012

The potential ingress of surface water must be assessed and the severity will depend on distance of the mining pits relative to the streams in the area. The streams are small, but the clay-rich soils and lateritic deposits in the area result in high run-off and streams respond rapidly to rainfall events. Storm water dams will be required to absorb a 1:50 year flood for at least 24 hours. South African legislation allows for discharge due to floods greater than 1:50 years, as dilution is expected to be sufficient as not to present contamination issues. Tanzanian legislation with respect to this issue must be verified.

19.2.4.	Toxicity and Leachability Testing of Historic TSF Material

The Buckreef shear-hosted gold deposit contains sulphide minerals, predominantly pyrite and arsenopyrite. The sulphides are not extracted in the gold concentration process and are deposited on mine residue deposits, such as TSFs and mine waste rock dumps.

The sulphides are unstable in the presence of oxygen and have the potential to produce a leachate with high acidity, As, Fe and SO4 together with other heavy metals. As a preliminary assessment of the leachability of specifically tailings material from Buckreef mine, a sample composed of four tailings surface samples of the old TSF was submitted for toxicity leaching procedure (TCLP) and acid base accounting (ABA) analysis. Mineralogical as well as major and trace element analysis was also undertaken and the results presented in Ages March 2012 (AS-PP-2012-04-19).

The mineralogical composition of the composite TSF samples as determined by X-ray diffraction is approximately as follows:-

●	quartz (SiO2) content >50%;

●	plagioclase (NaAlSi3O8) content 10% to 20%

●	dolomite (CaMgCO3)2 content 3% to 10%;

●	pyrite (FeS2) content 3% to 10%; and

●	gypsum (CaSO4.2H2O).

The presence of pyrite suggests that acid conditions may be formed by the oxidation of the sulphide mineral, but the acidity may be buffered by the dissolution of dolomite, dependent upon the mechanism by which pyrite is oxidised. Pyrite can be oxidised by oxygen and ferric iron, in the presence of bacteria. If only the first mechanism is active, the acidity created has a 1:1 molar relationship. However, this is rarely the case in TSFs and a significant amount of pyrite can be oxidised by ferric iron. When this occurs, the ratio of acidity to buffer capacity is 16:1, implying that a 1:1 molar relationship of dolomite to pyrite will not be sufficient to buffer acidity.

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The whole-rock X-ray fluorescence (XRF) analysis of the TSF sample shows that the tailings composition generally is representative of the underlying geology.

Of particular note is that As concentration is under the detection limit. The composite sample comprised four surface samples from the TSF, so although the lack of As in the samples is positive, the absence of As may be ascribed to leaching rather than absence in the tailings material as a whole. The lack of As contamination in the groundwater tests to date and the below detection values in the old tailings material, permitted the PEA assumption that the TSF could be unlined. The conclusion will be applicable for any future TSF designed for the project. Further detailed testwork of actual new tailings material, will be conducted required for the future TSF design.

The toxicity leaching procedure (TCLP) indicates that Fe, Na and Mn occur in concentrations above regulatory guidelines and may be in leachable form. This will have to be assessed in future studies. The Acid Base Accounting (ABA) analysis proved non-definitive and the possibility exists that a future TSF could be acid producing.

19.2.5.	Land Uses and Land Capability

The project area is situated within the densely populated, Lake Victoria Goldfields that have been heavily modified by human activity, in particular subsistence farming and tree clearing for agriculture and charcoal production. The district of Mwanza is the second most densely populated region in mainland Tanzania. The town of Geita has the largest district population but the largest surface area of the region, making it one of the least densely populated districts with approximately 105 people per square kilometre. Geita is a target area for migration and the population is steadily increasing and expected to continue due to further development projects in the region.

Aerial photographs of the project area specifically demonstrate the presence of scattered homesteads and grouped structures associated with the artisanal mining occurring in the area. Tanzanian legislation addresses the issue of artisanal mining practices and several policies exist which aim to regularise artisanal mining. Implementation of the policies however, has proven problematic due to lack of governmental coordination, ignorance on the part of the small-scale miners and lack of capacity of the miners to follow the policies.

The district Wards closest to the proposed Project include Kaseme, Lwamgasa, and Nyarugusu and the towns/villages most likely to be affected by development of the Buckreef Project include: Mnekezi and Nyamalulu; Ilangasika, Buziba, Kilombero II, Kilombero I, Lwamgasa, Buziba Migratory and Lwamgasa Migratory; Busolwa “B”, and Mwabageni Hamlet in Nyarugusu Village.

The Rwamagaza Forest Reserve is located south of the proposed project area. The forest is approximately 450km2 in extent, with no fencing or access control and the wildlife inhabiting the forest reserve is unknown or monitored. The area surrounding the Rwamagaza Forest Reserve has been heavily deforested in the past due to agricultural and mining activities, and the forest is therefore assumed to be under threat.

Land use compatibility plays a major role in the development of new mining projects. The fact that the mining industry is already established within the region, formally at the Geita Mine and informally through the artisanal and small-scale mining sector, indicates that the Project will be in keeping with the expectations of the local population, reducing the risk of opposition to the proposed project. The mining and infrastructure sites are unlikely to be suitable for economically viable agricultural activities, and the implementation of the Buckreef Project is likely to signify that the land will generate more socio-economic benefit than it does in its current state or through agricultural production.

19.2.6.	Biodiversity

The project area falls within the Central Zambezian Miombo Woodlands Eco-region which dominates the western third of Tanzania and most of its border along Lake Tanganyika.

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The eco-region is one of the largest in Africa, extending from Angola to the Southern Shores of Lake Victoria. Although all of the typical Miombo flora is represented in the eco-region, the central Zambezian Miombo woodlands has a higher degree of floral richness and a higher number of evergreen trees than elsewhere in the Miombo biome. The harsh dry season, long droughts, and poor soils are ameliorated by the numerous wetlands spread throughout the eco-region, covering 30% of the region’s total area. The Miombo woodlands are prone to fire due to natural (strongly seasonal precipitation, thundershowers) and anthropogenic processes (burning to clear land for cultivation).

Approximately 240 ‘Higher, Threatened Plant Species’ (where Higher refers to native vascular plant species) were reported in Tanzania by the World Bank in 2008. Threatened species are those classified by the International Union for the Conservation of Nature (IUCN) as endangered, vulnerable, rare, indeterminate, out of danger, or insufficiently known.

The Central Zambezian Miombo Woodland eco-region contains a range of different animals in pristine parts and the bird life is rich. In more degraded areas such as the Buckreef Project site, where agriculture and small-scale mining have caused extensive degradation of the eco-region, very little wildlife would still exist. The Rwamagaza Forest Reserve represents the only remaining natural Miombo woodland other than riparian woodland in the area and may contain a number of protected mammal, bird, and reptile and amphibian species.

Wetland ecosystems are among the most threatened of all environmental resources worldwide and the wetlands of East Africa in particular are under severe stress due to increased rates of urbanisation, agriculture and industrialisation. There are a number of rivers and wetlands in the project area, which may be affected by the mining operation and which will be have to be assessed before development of the Buckreef Project begins.

The bio-diversity study highlighted the following issues and recommendations for the future environmental assessments:-

●	the Rwamagaza Forest Reserve represents the only remaining natural Miombo woodland and the focus should be to prevent any impacts on this sensitive ecosystem;

●	sensitive floodplain wetlands along drainage channels supporting wetland species and providing habitat to amphibian species and water-birds in the region should protected;

●	riparian woodland in drainage channels should be managed to ensure connectivity between sensitive habitats. Ridges and outcrops that are still considered as pristine habitats in the area can also be used as migration corridors and should be protected;

●	potential habitats of red data fauna/flora potentially occurring within the Project area, including the Rwamagaza Forest Reserve, should be protected;

●	the presence of dense stands of indigenous tree species would play an important role as bird habitat and should be maintained within the Project site if possible; and

●	no large structures should be constructed within wetland areas or within specified buffer zones around wetland areas and therefore the detailed design of the project infrastructure will have to take tin account the locations of wetlands and other water resources.

19.2.7.	Air Quality

Information regarding existing ambient air quality or wind data in the project area is limited. Open cast mining activities are typically associated with emissions of airborne particulates generated during breaking, loading and off-loading of ore. Airborne particulate matter can be the cause of adverse health effects in humans and the most significant pathways of exposure to potentially harmful substances are the atmospheric pathway, and to a lesser extent, the groundwater pathway.

February 2014	86

The processing typically employed in opencast mine developments are wet processes and dust formation is not expected to occur directly from these activities. However, it is expected that fugitive particulate emissions may occur during handling and preparation of the ore, from stockpiles and other dry raw materials utilised in the processing of the ore, as well as from the TSF. Water sprays at crushing facilities can achieve 50% control efficiency and wind erosion can be reduced by 50% through water sprays and installing wind breaks.

19.2.8.	Noise

The existing ambient noise levels in the project area are expected to be typical of rural environments, with the main noise sources being that of limited traffic noise from local roads and from the small-scale artisanal mining activities in the region. The noise impact on the surrounding farming areas, towns and villages is however not considered to be significant, due to the distance from the proposed development sites to the nearest receptors. Specific placement of infrastructural elements, as well as the scheduling of individual blasting should effectively mitigate potential noise impacts on surrounding receptors.

19.2.9.	Heritage and Cultural Resources

Limited previous heritage and social studies in the Geita area suggest a rich and diverse, and possibly underestimated cultural landscape. The probability of the occurrence of archaeological remains within the project area was estimated mostly at medium to high probabilities, and can be expected to be exposed in riverbanks and watercourses, saddle areas between hills (Iron Age) and where vegetation change is evident. Numerous Stone Age rock shelters occur in the Mwanza and Geita areas which may also be significant.

“Living Heritage” broadly refers to a place of cultural and sacred heritage such as ritual and symbolic spaces and practices. Such sites occur in the Geita area and must be identified in the Buckreef project area.

19.2.10.	Visual Aspects and Sense of Place

The Buckreef Project is situated in an area characterised by low gently rolling hills in a relatively flat landscape in the larger context. The presence of larger trees and dense stands of large trees in certain areas may not only be associated with cultural/historical value, but also most likely contributes to a high landscape quality. The existing historic Buckreef Mine infrastructure contributes to the local visual landscape to some degree. Infrastructure elements planned at BRMA should be sited to minimise visual impacts. Receptors in the area, although limited in numbers, may be sensitive to visual intrusions. Potential visual impacts are not expected to pose a significant risk to the project as various mitigation measures can be implemented where visual impact management is concerned.

19.2.11.	Socio-Economic Environment

Historically, the region was sparsely populated by the original inhabitants namely, the Wazinza in the east, northeast and north and the Wasumbwa tribe in the west. A slow migration eastward of Sukuma people from the east through the region resulted in deforestation of the area, together with agriculture and grazing. With the exception of the original Wasumbwa, most of the remainder population are immigrants living in large, sprawling settlements.

Artisanal mining practices have already been hampered by the proposed Project, and illegal miners on will have to be removed once the project is implemented. A number of small-scale operations in the area operating under Primary Mining Licenses provide employment to the local populations, and TRX will offer employment to the local population. Mining is a popular and well organised activity regionally.

The association for small mining licence holders, MWAREMA (Mwanza Region Miners’ Association) has branches in both Nyarugusu and Lwamgasa and MWAWOMA (Mwanza Women Miners’ Association) has a branch in Nyarugusu. Liaison with such organisations will maintain good public relations, but also to reduce the risks associated with artisanal mining. Negotiations with local artisanal miners and the creation of job-opportunities and improved economic circumstances will be emphasised in future stakeholder engagement.

Figure 29

VenmynDeloitte. **Tanzanian Royalty - Buckreef Project**

LOCATION OF THE HYDROSENSUS POINTS AND SAMPLES

3°05'24"S
3°07'48"S
32°03'00"E
32°00'36"E
BINGWA
BC 4
BC 5
BC 3
BC 6
BC 7
SW 4
BUCKREEF
SW 5
BC 8
BC 15
Old Mine
SW 6
BC 1
SW 3
SW 2
BUCKREEF PROSPECT
BC 18
BC 16
BC 17
BC 2
TEMBO
N
0
1km
Scale

VMD1598_TRX CPR Update_2014

Source: TRX 2011, SMS 2011, Venmyn 2011

February 2014	88
19.2.12.	Environmental Risk identification

The environmental risks have been initially assessed and identified as occurring in the following categories:-

●	ground water quality and associated impacts on human and ecological health;

●	ground water availability and the resultant impact on the livelihoods of local inhabitants and ecology;

●	ambient air quality pollution and residual ecological impacts and impacts on human health;

●	direct impacts on ecological features due to destruction of habitat, pollution and alteration of the natural ecological systems including wetland impacts;

●	social impacts, including alteration of the sense-of-place, loss of or damage to heritage resources and alteration of social structures; and

●	regulatory risks associated with obtaining environmental authorisations.

At this stage of the project evaluation and based on the information that was available for the 2012 PEA, no risk has been identified that is highly likely to occur and cannot be managed.

The environmental programme has to date been supported by a robust community benefits programme which spent in excess of USD500,000 on community infrastructure, water projects, health and education projects.

20.	Capital and Operating Costs

NI 43-101 Item 21

No mining plan or process flow design information is available at this stage of the project development that would permit estimation of the capital and operating costs.

21.	Economic Analysis

NI 43-101 Item 24

An economic analysis of the project cannot be supported by appropriate and current data and therefore Venmyn Deloitte recommends that a future PEA be undertaken that will incorporate a new mine design and low cost processing options.

22.	Adjacent Properties

NI 43-101 Item 23 (a), (b), (c), (d)

The Buckreef Project is situated within the LVG, which is host to numerous small and large-scale gold mining operations. The nearest large-scale gold mines and exploration projects are as follows (Figure 2 and Figure 6):-

●	Geita Gold Mine: owned by AngloGold Ashanti Limited is a multiple open pit operation which produced 53,000oz of gold in 2012 at a recovered grade of 3.47g/t Au (AngloGold Ashanti Annual Report 2013). The Measured Mineral Resource base is 12.28Moz Au and the Mineral Reserves are 5.42Moz Au;

●	Tulawaka Mine: a gold mine owned by African Barrick Gold Corporations produced 31,028oz of gold in 2012 and is currently being closed and re-habilitated (African Barrick website); and

●	Bulyanhulu Mine owned by African Barrick Gold Corporation and produced 236,183oz of gold in 2012 and 92,974oz in H1 of 2013 (African Barrick website). The mill throughput for 2012 was 1.012Mt at a head grade of 8.0g/t Au.

The LVG represents an important, large scale gold province in which regional mineralising systems have utilised rheologic, chemical and structural boundaries to remobilise and concentrate gold to produce economic deposits. Buckreef Project occurs in the LVG context with similarly suitable lithologic and structural features and theoretically therefore, could prove as potentially prospective.

February 2014	89

Venmyn Deloitte has not verified the public domain information with regards the Geita, Tulawaka and Bulyanhulu Mines and the information provided is not necessarily indicative of the mineralisation at Buckreef Project.

23.	Other Relevant Information

NI 43-101 Item 24

All relevant information has been supplied in the ITR.

24.	Summary, Interpretations and Conclusions

NI 43-101 Item 24

TRX is a gold finance company focused on the development of production revenue from gold exploration projects in the Lake Victoria Goldfields of Tanzania. The company is listed on the TSX and consequently all technical reporting must be compliant with the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and Form 43-101F1. Venmyn Deloitte was requested by TRX to prepare an NI 43-101 ITR on the results of an update mineral resource modelling exercise for the Buckreef Project in Tanzania. The new mineral resource estimate supersedes that used in the published 2012 PEA on the project and includes additional exploration results and the declaration of a maiden resource for a new prospect.

The PEA identified that the original geological and mineral resource block models created by Hellman and Schofield were incompatible with the Datamine™ NPV Scheduler used in the mine design and recommended that the geological models and mineral resource block models be re-developed in an estimation system that would be entirely compatible with pit optimisation software, as the pit design would form the critical basis component of any future studies.

Subsequent to the publication of the PEA, TRX has strategically revised its business plan regarding the Buckreef Project in response to legal tenure changes, to changes in the gold market and gold price, as well as changes in the capacity to raise funding for development projects. The TRX strategy is to bring the project rapidly into production with as low as possible capital and operational costs. The PEA of August 2012, whilst an accurate summation of the technical aspects of the Buckreef Project at the time of reporting, can no longer be considered a valid or appropriate summation of the economic aspects of the Buckreef Project in the light of the new development strategy devised by TRX and the resultant changes to the PEA mining, processing and various additional project aspects.

The Venmyn Deloitte technical review of the Buckreef Project in the process of the re-modelling exercise has highlighted the following:-

●	the Buckreef Project is an exploration gold project located within the prospective Rwamagaza Greenstone Belt, which forms part of the Lake Victoria Goldfield. The project comprises four gold deposits located within four prospects, namely Buckreef, Tembo, Bingwa, and Eastern Porphyry for which varying degrees of exploration have been undertaken;

●	the historic Buckreef Gold Mine was an underground mine operated by the Tanzanian State during the late 1980s. Apart from the State, several previous owners of the project undertook numerous exploration programmes. Iamgold Corporation, the most recent historic owner of the project, verified the historic drilling data, undertook additional exploration and declared a JORC compliant mineral resource in 2006;

●	TRX acquired the rights to the Buckreef Project early in 2011 and undertook metallurgical and geotechnical diamond drilling programmes, as well as detailed reverse circulation and diamond drillhole mineral resource drilling programmes, the results of which are incorporated in new 2014 mineral resource estimates;

●	the BRMA gold deposits are hosted by a major steeply dipping, northeast-southwest trending brittle-ductile shear zone and subsidiary shears, with an early phase of iron rich carbonate alteration, re-brecciation, felsite intrusion and a later phase of auriferous quartz veining;

●	the mineralisation is classified as a low to medium grade (1.0g/t Au to 2.7g/t Au), orogenic gold deposit, developed in Archaean supracrustal sequences, syn- and post, regional thermo-tectonic events. The sequences are metamorphosed to lower greenschist facies and the mineralisation is structurally controlled in regional shear zones and associated with felsic intrusives;

February 2014	90
●	extensive geochemical and geophysical surveys have been completed, as well as numerous drilling programmes. The historic drilling data has been verified, and combined with new exploration data, has been incorporated into a mineral resource estimate compliant with JORC and National Instrument reporting criteria. The adequacy of the exploration data density is reflected in the mineral resource classification in Indicated and Measured categories;

●	TRX drilling programmes supplied new Specific Gravity measurements, samples for metallurgical testwork, geotechnical data and additional mineral resource information. The drilling identified depth extensions of the Buckreef Main Zone mineralisation comprising a mineralised zone 26m wide with a grade of 4.5g/t Au at 215m depth and a zone, 19m wide with a grade of 10.58g/t Au at 155m depth. The Buckreef North Zone extension at surface has been confirmed and mineralised zones 14m wide with a grade of 1.75g/t Au at a depth 206m, as well as a zone 46m in width with a grade of 2.31g/t Au at 28m, have been intersected;

●	the 2014 mineral resource estimate for the Buckreef Project was undertaken at 0.5g/t Au cut-off grade. The wireframe geological models were based on mineralisation envelopes rather than lithological and structural boundaries, which is appropriate for the mineralisation characteristics. The grade estimation was carried out using ordinary Kriging in Datamine™ Studio 3; Considerable effort was employed to identify and model the numerous parallel striking individual mineralised stringers particularly for Buckreef Prospect with minimal combination of stringers as later mining optimisation studies will consolidate these in the most economically favourable classification of waste and dilution rates;

●	the 2014 BRMA Measured Mineral Resources are 9.91Mt at a grade of 1.81g/t Au for 0.58Moz contained metal, which represents an increase of 169% over the 2012 estimate of 0.34Moz;

●	the 2014 BRMA Indicated Mineral Resources are 14.87Mt at a grade of 1.40g/t Au for 0.67Moz contained metal, which represents an increase of 300% over the 2012 estimate of 0.22Moz;

●	the 2014 BRMA Inferred Mineral Resources are 9.35Mt at a grade of 1.36g/t Au for 0.408Moz contained metal, which represents a decrease of 68% over the 2012 estimate of 0.57Moz;

●	no mining study has been completed for the project based on the 2014 mineral resource estimate. However, the 2012 PEA demonstrated that the weathered, oxidised, near surface material permits excavation by a combination of free digging, ripping, drill and blasting, whilst for the deeper fresh, competent material conventional pre-splitting, drill and blasting methods can be used to extract the ore. The PEA mining study established that future mining can consist of shovel loading of ore and waste, and articulated dump truck hauling on planned access ramps;

●	the pit dewatering requirements expected for the PEA open pit (approximately 1km x 250m to a depth of 180m) were approximately 1.0Ml and this provides a basis for the dewatering requirement for the new mine design that will be undertaken;

●	the PEA highlighted that grade control and the generation of a consistently high quality RoM plant feed will require continuous strict control and supervision in order that grade control targets are met and is likely to become a key critical value driver in any future operation;

●	BRMA orebodies consist of an upper, weathered, oxidised zone overlying a variable transition zone and a lower, primary, fresh sulphide zone with depth. The ores are free milling with direct leach recoveries in the lower 90% range and are amenable to gravity recovery. Metallurgical testwork indicates that the oxide and transitional mineralisation types are amenable to treatment using typical CIL processing techniques;

●	the PEA considered a large, modular, conventional plant process plant design treating 150,000tpm RoM. The high capital and operating costs for such a plant, whilst the most efficient technical design, pose a considerable barrier to the implementation of TRX’s business plan for rapid and low cost production, in an economic climate where depressed gold prices and paucity of project funding exist. The strategic decision therefore is that a large conventional gravity-CIL plant will be replaced by a simpler, cheaper and more opex favourable process route;

February 2014	91
●	the 2012 PEA undertook a high level study of smaller gravity-CIL 30,000tmp modular plants as an alternative to the large conventional plant, the latter of which could cost USD134m (un-escalated 2012 prices). TRX is currently considering the use of small, mobile modular plants in its developmental plan going forward. Each modular plant is a self-contained unit comprising a 30,000tpm crushing/milling, CIL and electro-winning module at an individual cost of USD20m each. The technical and economic review of the modular plant option suggests that at the original PEA production rate of 150,000tpa, the small capital savings gained in the modular plant option is likely to be off-set by higher power, labour, reagent and maintenance costs. The TRX low cost business strategy would require implementation of an optimisation study that determines the optimal process production rate with the cost and size of the modular plants;

●	the possibility of utilising heap leach technology on the BRMA materials was previously investigated for the PEA and considered less efficient than the traditional gravity-CIL route. In the light of TRX’s aim of reducing capex and opex costs, the potential for heap leaching must be reconsidered in more detail. Recent testwork indicates that gold recoveries of 72% for the oxide material are possible and whilst the gold recoveries for the transition and fresh zone are a definitely lower (55%) than those of the gravity-CIL plant, the loss in revenue could be adequately offset by the reduction in costs;

●	currently, there is a single dam and a single water borehole at BRMA and 11 potential new dam sites were identified for the PEA. The suitability of these sites will be investigated in the future regional hydrological studies planned for the Buckreef Project. The water supply options reviewed in the PEA indicated that the Buckreef Mine dam is a potential source of water supply of 1,000m3pd to a maximum of 1,500m3pd;

●	the power supply to the Buckreef Project constitutes one of the most critical project components as it comprised 30% of the project opex for the PEA. The poor reliability of the Tanzanian national power supply is well known and the alternative option of using diesel powered generators was examined for the PEA. The TanEsco national power grid could potentially supply future operations at BRMA but given that the closest junction point is located 50km from BRMA, the residual impacts and implications of electricity distribution over this distance could be significant. Given the current uncertainty with regards the mining and processing options for the project going forward, comment on the power supply at this stage is impossible;

●	water baseline studies indicate that despite the presence of wetlands, surface water is scarce within the project area. The Nyamazuvu River to the west of the BRMA, was used historically as a fresh water supply for the Buckreef process plant. Another important drainage channel is that of the Nyaruyeye River, which forms a confluence with the Nyikonga approximately 10km to the east of Buckreef mine. The water generated from the pit dewatering programme for the PEA was estimated to be approximately 1Ml per day, sufficient to meet mining requirements, but this would have to be re-estimated for the new open pit based on the new 2014 mineral resource estimate;

●	a Storm Water Management plan will have to be completed for the BRMA to ensure that water resources are protected from pollution and that runoff is managed in accordance with the applicable environmental legal requirements;

●	the design of the TSFs for the Buckreef Project in the PEA addressed the potential to produce acid run-off and drainage, the potential to leach heavy metals, especially arsenic, and the suitability and provision of the construction material for the TSF walls. Similar studies will be required for future operations. Environmental specialists conducted some initial As leachate testing for the PEA and found that the As in the leachate is below detection limits. Consequently, whilst the PEA TSF designs included both lined and unlined options, the PEA selected unlined but monitored options based on geochemistry results thus far. The leachate testwork provides comfort that the TSF designs for the future operation will not have to be lined;

the historic owners of the Buckreef Project, Iamgold maintained high standards of environmental management and all surface damage was fully compensated in line with government requirements under the Lands Act of 1998. The PEA highlighted the environmental policy and statutory requirements for the project and summarised the anticipated authorisations and studies that will be required in future phases of the project;

February 2014	92
●	a series of preliminary specialist studies were conducted as part of the PEA which resulted in essential project baseline descriptions in terms of ecology, bio-diversity, wetlands, surface and groundwater, cultural and heritage resources, human health risk, noise and air pollution, visual impacts, land use and capability and socio-economic environment. The advantage to TRX is that these studies will be remain applicable to the EIA which will be required for the future operation;

●	the environmental risks of a mining operation were assessed and identified for the PEA and at this stage of the project evaluation, no environmental risk has been identified that is highly likely to occur and which cannot be managed;

●	given that no current mine design or process flow has been concluded for the TRX low cost business plan, no economic analysis could be undertaken; and

●	the geological continuity and grade distribution of the Buckreef Project mineralisation is well constrained and the mineral resource base has been increased through additional exploration. The exploration potential of the RGB has not been fully realised and TRX is positioned to benefit when the full extent of the prospectivity of the greenstone belt is determined. Furthermore, the Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production.

25.	Recommendations

NI 43-101 Item 24

The Venmyn Deloitte re-modelling exercise and estimation of a new 2014 Mineral Resource estimate has highlighted the following:-

●	the results of the previous 2008 leach testwork on the Buckreef Prospect provided very similar results to the 2014 testwork and show that grind size optimisations and trade-off studies for the heap leaching process option will have to be undertaken to minimise costs and maximise effectiveness of gold recovery;

●	studies as to the optimal production rate for the heap leach process should be undertaken;

●	a new mine design should be undertaken to incorporate the Eastern Porphyry Prospect and extensions to the Buckreef Prospect. The gold price used in the design will require significant thought and flexibility;

●	the geological and mineral resource models for the BZMA should be re-modelled as for the BRMA; and

●	a new PEA should be considered that incorporates the larger mineral resource, the new mine design and examines all the processing and low cost infrastructure options. Fortunately, the majority of the environmental baseline studies will still be applicable and the PEA could be rapidly completed at an estimated cost shown in the table below:-

Table 23 : Estimated Proposed New PEA Costs

DFS PROJECT COMPONENT	ESTIMATED COSTS (USD)

Mine design, production schedule and costs	80,000
Process flow design and costs	80,000
Environmental Studies	10,000
Infrastructure studies (power and water supply)	20,000
Economic analysis	20,000
NI 43-101 ITR	60,000
TOTAL	270,000

February 2014	93

Effective Date: 24 February 2014

Yours faithfully

Signed (F. Harper)

F. HARPER

B.Sc.Hons (Geol.)

Pr Sci Nat ; MGSSA

MINERAL INDUSTRY ADVISOR VENMYN PROJECTS

Signed

A.N.CLAY

M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.

Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG

MANAGING DIRECTOR VENMYN PROJECTS

D. Richards

B.Sc.Hons (Geol),

Pr.Sci.Nat, MGSSA,

MINERALS INDUSTRY ADVISOR

February 2014	94
26.	References

NI 43-101 Item 26

NAME	DATE	TITLE	SOURCE

Barret D.	1999	Buckreef Project-Tanzania. Interpretation of a helicopter airborne geophysical survey.	A report for Ashanti Goldfileds (Tanzania) Ltd.
Binns M,	1997	Resource Estimates for Properties in the Lake Victoria Goldfields, NW, Tanzania.	Unpub. Report Minstat Pty Ltd.
Chaize, T	2010	World Gold Production (2010)	http://www.resourceinvestor.com
Crossing, J.	2007	Geological Mapping of the Rwamagaza Greenstone Belt.	Report by Compass Geological (Perth, Australia) for IAMGOLD Tanzania
Fall H. G.		Buckreef & Rwamagaza Licences: Review of Exploration During the period Jan – Oct 2000	unpub. Report, Ashanti Goldfields Tanzania Ltd Report, ?pp
Freeman, F	2011	DJ WGC: 2011 Global Gold Demand Strong After 2010’s 10-year High	http://news.tradingcharts.com
Groves D. I.		Geological concepts in the exploration for large to giant late- orogenic (mesothermal) gold deposits.	Peru Conference Proceedings.
Groves D., Goldfarb R, et al	1997	Orogenic Gold Deposits: A proposed classification in the context of their Crustal Distribution and Relationship to other gold deposit Types	Ore Geolgy Reviews 13
Hellman and Schofield,	2006	Estimates of the Gold Resources, Buckreef Project, Tanzania	Unpub. Report,
Hellman and Schofield,	2007	Recoverable Gold Resource Estimation of the Tembo Deposit Tanzania	Unpub. Report,
Hellman and Schofield,	2007	Estimates of the Gold Resources at Buziba-Busolwa Project Tanzania	Unpub. Report
Hellman and Schofield,	2006	Recoverable Gold Resource Estimation of the Bingwa Deposit Tanzania	Unpub. Report,
Minde T., Sheehan P.	2009	Licences Relating to the Agreement to Redevelop the Buckreef Gold Mine	IAMGOLD Tanzania Surrender Report
Tomkinson M, Putland L	2006	Technical report on the Buckreef Gold Project NI43-101	IAMGOLD 2006
Tunks, A., Rogers, J.2006		Geology of Rwamagaza Greenstone Belt and Au Prospects therein	TRX
USGS	2011	Mineral Commodity Summaries	http://minerals.usgs.gov/
Venmyn Deloitte	2012	Buckreef PEA	VIP21
West, R.	2011	Preliminary Economic Evaluation - Processing	K’Enyuka (Pty) Ltd 05460001CRREP0002
		Tanzania Country Profile	www.ciaworldfactbook.com
	2010	Buckreef Gold Mine Redevelopment Project Information Memorandum	STAMINCO

February 2014	95
27.	Glossary and Abbreviations

⁰C	Degrees celcius
%	Percentage
+	Plus
±	Approximately
º	Degrees
µ	Microns
<	Less than
>	Greater than
/	Per
amsl	Above mean sea level
Au	Chemical Symbol for gold
bn	billion
B.Sc. (Geol)	Bachelor of Science Degree in Geology
B.Sc. Hons	Bachelor of Science degree with Honours
CIL	Carbon in leach
cmg/t	centimetre grams per tonne
CRM	Certified reference material
DTM	Digital terrain model
EIA	Environmental Impact Assessment
ESIA	Environmental and social impact assessment
EIS	Environmental Impact Statement
EPCM	Engineering procurement construction and management
g/t	grams per tonne
GDP	Gross domestic product
GPS	Geographical Positioning System
ha	hectares
JORC	Joint Ore Reserves Committee
IP	Induced polarisation
km	Kilometres
kV	Kilo volts
kWh	Kilo watt hour
kt	Kilo tonnes
ls	Litres per second
LoM	Life of Mine
m	metres
mbgl	Metres below ground level
mg/L	Milligram per litre
MW	Megawatt
mRL	Metres relative level
Mt	Million tonnes
mamsl	Metres above mean sea level
mbs	Metres below surface
Moz	Million troy ounce
Mtpa	Million tonnes per annum
my	million years
NPV	Net present value
pa	per annum
oz	troy ounce
PFS	Pre Feasibility Study
t	tonnage
tph	Tonnes per hour
tpm	Tonnes per month
TSF	Tailings storage facility
RC	Reverse circulation
RoM	Run-of-mine
USD	United States of America Dollar
2D	Two dimensional
3D	Three dimensional

February 2014	96
TERM	EXPLANATION

Archaean	Geological eon – subdivision of the Precambrian 2.5Ga to 3.8Ga
Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Arsenopyrite	It is the principal ore of arsenic and a common mineral with lead and tin ores in ore veins, and in pegmatites, probably having been deposited by action of both hydrothermal solutions and vapours
Basalt	Fine grained mafic volcanic rock
Borehole	A hole drilled from surface or underground, in which core of the rock is cut by diamond drill bit as the cutting edge.
Bulk sample	A large sample of mineralised rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. Used to determine metallurgical characteristics, Large sample which is processed through a small-scale plant, not a laboratory.
Carbon-in-leach	The recovery process in which Au is leached from Au ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent Au removal by elution. The process is typically employed where there is a naturally occurring Au adsorbent in the ore.
Cross section	A diagram or drawing that shows features transected by a vertical plane drawn at right angles to the longer axis of a geologic feature.
Cyanidation	Method of extracting gold by dissolving in potassium cyanide solution
Density	Measure of the relative “heaviness” of objects with a constant volume, density = mass/volume
Deposit	Any sort of earth material that has accumulated through the action of wind, water, ice or other agents.
Diamond drilling	A drilling method, where the rock is cut with a diamond bit, to extract cores.
Dip	The angle that a structural surface, i.e. a bedding or fault plane, makes with the horizontal measured perp perpendicular to the strike of the structure.
Dolerite	A medium grained igneous rock which is emplaced within the earth’s crust in the form of dykes and sills, and has the same mineralogy as basalt.
Dyke	Intrusive igneous rock vertically or sub-vertically emplaced.
Estimation	The quantitative judgement of a variable.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralisation.
Exploration Property	A Mineral Asset which is being actively explored for Mineral deposits or petroleum fields, but for which economic viability has not been demonstrated.
Fault	A fracture in earth materials, along which the opposite sides have been displaced parallel to then plane of the movement
Feasibility study	A definitive engineering estimate of all costs, revenues, equipment requirements and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.
Felsite	Fine grained, light coloured acidic igneous rock comprised of feldspar and quartz
Grade	The relative quantity or percentage of gold within the rock mass. Measured as grams per tonnes in this report.
Greenstone Belt	Archaean sequence of mafic and ultramafic rocks
Hanging wall	The overlying unit of a stratigraphic horizon, fault ore body or stope
In situ	In its original place, most often used to refer to the location of the mineral resources.
Indicated Mineral Resource	That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and average mineral content can be estimated with a reasonable level of confidence. It is based on exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed and sufficient minerals have been recovered to allow a confident estimate of average mineral value.
Inferred Mineral Resource	That part of a mineral resource for which tonnage, grade and average mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified by geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that may be limited or of uncertain quality and reliability.
Laterite	Residual soil in humid climates form the leaching of silica and aluminium and enrichment in iron
Lava	Molten silicate material extruded by a volcano.
Lithologies	The description of the characteristics of rocks, as seen in hand-specimens and outcrops on the basis of colour, grain size and composition.
Lode	Metalliferous ore that fills a fissure
Mineral Asset(s)	Any right to explore and / or mine which has been granted (“property”), or entity holding such property or the securities of such an entity, including but not limited to all corporeal and incorporeal property, mineral rights, mining titles, mining leases, intellectual property, personal property (including plant equipment and infrastructure), mining and exploration tenures and titles or any other right held or acquired in connection with the finding and removing of minerals and petroleum located in, on or near the earth’s crust. Mineral Assets can be classified as Dormant Properties, Exploration Properties,

February 2014	97
TERM	EXPLANATION

Development Properties, Mining Properties or Defunct Properties.

Mineral Reserve	The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserve.
Mineral Resource	A concentration of material of economic interest in or on Earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories.
A deposit is a concentration of material of possible economic interest in, on or near the Earth’s crust. Portions of a deposit that do not have reasonable and realistic prospects for eventual economic extraction must not be included in a Mineral resource.
Measured Mineral Resource	That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes. The locations are spaced closely enough to confirm geological and grade continuity.
Mineralisation	The presence of a target mineral in a mass of host rock.
Mining Property	a Mineral Asset which is in production.
National instrument 43-101	Canadian National Instrument on the reporting of exploration, mineral resources and mineral reserves for the TSX.
Opencast / Open pit	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.
Orebody	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible.
Overburden	The alluvium and rock that must be removed in order to expose an ore deposit.
Porphyry	Fine grained igneous rock with large feldspar crystals
Probable reserves	Is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.
Prospect	A deposit with the potential for economic extraction.
Pyrite	Fool’s gold a common yellow sulphide mineral, FeS. Pyrite forms under a wide range of pressure-temperature conditions, and so is found in many geological environments.
Quartzite	A metamorphic rock consisting primarily of quartz grains, formed by the recrystallisation of sandstone by thermal or regional metamorphism or a sandstone composed of quartz grains cemented by silica.
Rhyolite	One of a group of extrusive rocks commonly showing flow texture, and typically porphyritic, with phenocrysts of quartz and potassium feldspar in a glassy to microcrystalline groundmass.
Sample	The removal of a small amount of rock pertaining to the deposit which is used to estimate the grade of the deposit and other geological parameters.
Sampling	Taking small pieces of rock at intervals along exposed mineralisation for assay (to determine the mineral content).
Saprolite	In situ weathered profile on laterite terrane where the soil comprises mostly clays
Sedimentary	Formed by the deposition of solid fragmental or chemical material that originates from weathering of rocks and is transported from a source to a site of deposition.
Specific gravity/S.G.	Measure of quantity of mass per unit of volume, density.
Stamico	State Mining Corporation of Tanzania
Veins	A tabular or sheet like body of one or more minerals deposited in openings of fissures, joints or faults, frequently with associated replacement of the host rock.
Yield/Recovered grade	The actual grade of ore realised after the mining and treatment process.

February 2014	98

Appendix 1: Certificates of Qualified Persons’

Fiona Harper

Venmyn Deloitte (Pty) Ltd

First Floor, Building 33

Woodlands Office Park

Woodmead Drive

Woodmead

Johannesburg

South Africa

Telephone: +27 11 517 4205

CERTIFICATE OF THE AUTHOR OF ‘UPDATE NATIONAL INSTRUMENT NI 43-101 INDEPENDENT TECHNICAL REPORT ON THE BUCKREEF PROJECT IN TANZANIA FOR TANZANIAN ROYALTY EXPLORATION CORPORATION’

I, Fiona Harper, Pr. Sci. Nat (400017/08) do hereby certify that:-

1.	I am a Minerals Industry Advisor of Venmyn Deloitte (Pty) Ltd

2.	I graduated with a B.Sc.Hons (Geology) degree from the University of the Witwatersrand in 1977;

3.	I am a member/fellow of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION

Member	Geological Society of South Africa	2007
Member	South African Council for Natural Scientific Professions (400017/08)	2008

4.	I have practiced my profession from 1977 to 1984 and resumed in 2006;

5.	I visited the Project in 2011;

6.	I have read the definition of ‘Qualified Person’ as set out in NI43-101 and certify that by reason of my education and affiliation with a professional association (as defined in NI43-101), I fulfill the requirements to be a ‘Qualified Person’ for the purposes of NI43-101;

7.	I have had prior involvement with the properties that are the subject of the ITR in the form of Technical Report preparation and development of the 2012 Preliminary Economic Assessment;

8.	I have read NI43-101 and Form 43-101F1, and the ITR has been prepared in compliance with that instrument and form;

9.	I am responsible for all Sections of the ITR entitled “Update National Instrument NI 43-101 Independent Technical Report on the Buckreef Project in Tanzania for Tanzanian Royalty Exploration Corporation”;

10.	At the date hereof, to the best of my knowledge, information and belief, the ITR contains all scientific and technical information that is required to be disclosed to make the ITR not misleading;

11.	I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and

12.	I consent to the filing of the ITR with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 24 February 2014 at Johannesburg, South Africa.

F. HARPER B.Sc.Hons (Geol.) Pr Sci Nat ; MGSSA MINERALS INDUSTRY ADVISOR

February 2014	99

Summary Gold Experience F Harper

YEAR	CLIENT	COMMODITY	TYPE OF STUDY	PROJECT DESCRIPTION

2013	Tanzanian Royalty	Gold	Mineral Resource modelling and statement	Mineral Resource estimate
2013	Tanzanian Royalty	Gold	PEA on Buckreef Project	PEA on the Buckreef Project in Tanzania
2012	Pan African Resources	Gold	CPR and valuation for JSE	SAMREC CPR for transaction on the JSE
2012	Tanzanian Royalty	Gold	PFS	PFS on the Buckreef Project in Tanzania
2011	Tanzanian Royalty	Gold	PFS	PFS on the Buckreef Project in Tanzania
2011	Pan African Resources Limited	Gold	Fatal Flaw Review	Fatal Flaw Review of the Bramber Gold Dump in Barberton
2010	Duration Gold Limited	Gold	Due Diligence and valuation	Due Diligence for a transaction
2010	Taung Gold Limited	Gold	NI43-101	NI43-101 on Evander and Jeanette
2010	Tanzanian Royalty	Gold	NI43-101 for TSX	NI43-101 on Buckreef for TSC
2010	Axmin Inc	Gold	Exploration Programme	Passendro Gold Mine CAR
2010	RioZim	Gold	Due Diligence and valuation	Due Diligence for a transaction
2010	Taung Gold	Gold	NI 43-101 and Valuation	NI43-101 for Hong Kong listing
2009	Taung Gold	Gold	CPR and Valuation	Taung Greenfield projects CPR for JSE Listing
2009	Taung Gold	Gold	CPR and Valuation	Evander Gold Mine for JSE Listing
2009	Taung Gold	Gold	CPR and Valuation	Jeanette Gold Mine CPR for JSE listing
2009	African Precious Minerals	Gold	Technical Statement	Summary Technical Statement for Monarch Gold Mine Mozambique
2008	Taung Gold Limited	Gold	CPR and Valuation	Consolidated CPR of six mineral assets for JSE Listing
2008	CVS Management	Copper and gold	Prospectivity Review	Copper and gold prospects in the Middle Atlas, Morocco
2008	Signature Brands Limited	Gold, uranium and base metals	Prospectivity Review	Prospectivity Report on six gold, uranium and base metals prospects in greenstone belts, Uganda
2007	Caledonia Mining Corporation	Gold	Information Memorandum	Information Memorandum for the Proposed Disposal by Caledonia Mining Corporation of the Barbrook Gold Mine
2007	Caledonia Mining Corporation	Gold	Information Memorandum	Information Memorandum for the Proposed Disposal by Caledonia Mining Corporation of the Eersteling Gold Mine
2007	Uramin	Gold and Base Metals	Prospectivity Review	Prospectivity Report on the Adjaria Gold and Base Metals Prospect, Adjaria, Georgia

February 2014	100

Dale Richards

Venmyn Deloitte (Pty) Ltd

Building 33

The Woodlands

Woodmead Drive

South Africa

Telephone: +27 11 517 4205

CERTIFICATE OF THE AUTHOR OF ‘UPDATE NATIONAL INSTRUMENT NI 43-101 INDEPENDENT TECHNICAL REPORT ON THE BUCKREEF PROJECT IN TANZANIA FOR TANZANIAN ROYALTY EXPLORATION CORPORATION’

I,	Dale Richards Pr. Sci. Nat (400244/06) do hereby certify that:-

1.	I am a Minerals Industry Advisor of Venmyn Deloitte (Pty) Ltd

2.	I graduated with a B.Sc.Hons (Geology) degree from the Rand Afrikaans University in 1999;

3.	I am a member/fellow of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION

Member	Geological Society of South Africa	2007
Member	South African Council for Natural Scientific Professions (400244/06)	2006

4.	I have practiced my profession from 1999 to present;

5.	I have not visited the Project;

6.	I have read the definition of ‘Qualified Person’ as set out in NI43-101 and certify that by reason of my education and affiliation with a professional association (as defined in NI43-101), I fulfil the requirements to be a ‘Qualified Person’ for the purposes of NI43-101;

7.	I have had no prior involvement with the properties that are the subject of the ITR as I reviewed the previous Mineral Resource estimate for the PEA;

8.	I have read NI43-101 and Form 43-101F1, and the TTR has been prepared in compliance with that instrument and form;

9.	I am responsible for all Sections of the ITR entitled “Update National Instrument NI 43-101 Independent Technical Report on the Buckreef Project in Tanzania for Tanzanian Royalty Exploration Corporation”;

10.	At the date hereof, to the best of my knowledge, information and belief, the ITR contains all scientific and technical information that is required to be disclosed to make the ITR not misleading;

11.	I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and

12.	I consent to the filing of the ITR with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 24 February 2014 at Johannesburg, South Africa.

D. Richards

B.Sc.Hons (Geol),

Pr.Sci.Nat, MGSSA,

MINERALS INDUSTRY ADVISOR

February 2014	101

Andrew Neil Clay

Venmyn Deloitte (Pty) Ltd

First Floor, Block G, Rochester Place

173 Rivonia Road

Sandton

2146

South Africa

Telephone: +27 11 783 9903

Fax: +27 11 783 9953

CERTIFICATE OF THE AUTHOR OF ‘UPDATE NATIONAL INSTRUMENT NI 43-101 INDEPENDENT TECHNICAL REPORT ON THE BUCKREEF PROJECT IN TANZANIA FOR TANZANIAN ROYALTY EXPLORATION CORPORATION’

I, Andrew Clay, do hereby certify that I am a Managing Director of Venmyn Deloitte (Pty) Limited:-

2.	I am a graduate in Geology and a Bachelor of Science from University College Cardiff in 1976

3.	I am a member/fellow of the following professional associations. I have extensive experience in gold deposits as summarised below.

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION

Member	Canadian Institute of Mining, Metallurgy and Petroleum	2006
Advisor	JSE Limited Listings Advisory Committee	2005
Associate Member	American Association of Petroleum Geologists	2005
Member	South African Institute of Directors	2004
Fellow	Geological Society of South Africa	2003
Member	American Institute of Mineral Appraisers	2002
Member	South African Institute of Mining and Metallurgy	1998
Fellow	Australasian Institute of Mining and Metallurgy	1994
Member	Natural Scientist Institute of South Africa	1988
Member	Investment Analysts Society of South Africa	1990

4.	I have practiced my profession continuously since graduation;

5.	I have not visited the Buckreef Project;

6.	I have read the definition of ‘Qualified Person’ and ‘Qualified Valuator’ as set out in NI43-101 and CIMVAL and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a ‘Qualified Person’ and ‘Qualified Valuator’ for the purposes of NI43-101 and CIMVAL;

7.	I have had prior involvement with the property that is the subject of the Technical Report as I acted as the Qualified Valuator for the 2012 PEA on the project;

8.	I have read NI43-101, Form 43-101F1 and CIMVAL Standards and Guidelines, and the Technical Report and Valuation Report have been prepared in compliance with these instruments and form;

9.	I am responsible for all Sections of the Technical Report entitled ‘Update National Instrument Ni 43-101 Independent Technical Report on the Buckreef Project in Tanzania For Tanzanian Royalty Exploration Corporation’

10.	At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

11.	I am independent of the issuer applying all of the tests in Section 1.5 of NI43-101; and

12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 24 February 2014 at Johannesburg, South Africa.

A.N.CLAY

M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.

Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG

Managing Director

February 2014	102

Andrew Neil Clay – Gold Experience

YEAR	CLIENT	COMMODITY	DOCUMENTATION

2013	Eureka	Gold	Technical Statement
2013	Gold One Tulo Gold	Gold	Valuation
2013	Eureka Delta Gold	Gold	Technical Statement
2012	Banro Lugushwa	Gold	Technical Review
2012	Central Rand Gold	Gold	CPR
2012	Loncor Ngayu	Gold	Mineral Resource Valuation
2012	Loncor Makapela/Mangajuripa	Gold	Mineral Resource Valuation
2012	Stonebridge Hanieal Mozambique	Gold	Corporate Advice and Project setup
2012	Stonebridge Zim Gold	Gold	Corporate Advice and Project setup
2012	Terra Nova Manica Investment	Gold	Technical and Corporate Valuation
2012	Virgil Mining	Gold	Technical Report
2012	Sikhuliso Harmony Dumps	Gold	Corporate Transaction Advice
2012	Wits Gold	Gold	CPR and Valuation
2012	Pan African Resources	Gold	CPR and Valuation
2012	Banro	Gold	Technical Report and Valuation
2012	Harmony Evander	Gold	Full CPR and Valuation
2012	NMIC	Gold	Technical Report and Valuation
2011	SSC Mandarin	Gold	Independent Corporate and Technical Advisor
2011	Harmony	Gold	CPR
2011	Banro	Gold	Independent Technical Statement
2011	Xceed Capital	Coal	Independent Valuation Statement
2011	Taung	Gold	Hong Kong Listing
2011	Axmin	Gold	Technical and Economic Documentation
2011	AMRT	Copper/Gold	Scoping Study
2011	Jindal Mining	Coal	Techno-Economic Statement on the Mbili Coal Project
2011	Kibo Mining	Gold/Various	Tanzanian Assets
2010	AMRT	Gold	Independent Sampling and Mass Balance Report
2010	White Water Resources	Gold	Independent Competent Persons’ Report
2010	White Water Resources	Gold	Independent Technical Statement
2010	West Wits Mining	Gold	Independent Prospectivity Review
2010	SSC Mandarin	Gold	Independent Corporate and Technical Review
2010	Taung	Gold	Independent Technical Review
2010	Taung	Gold	Independent Valuation Statement
2010	Mzuri Capital	Gold	Independent AIM Compliant CPR
2010	Loncor	Gold	Independent Techno-Economic Valuation Report
2010	Nyota Minerals	Gold	Independent Inferred Resource Estimate
2010	White Water Resources	Gold	Short-Form Valuation Statements
2010	Central African Gold	Gold	NI 43 – 101 Technical Report
2009	Metorex	Gold	Independent Fairness Opinion
2009	Taung Gold	Gold	Independent Competent Person’s Report
2009	Ernst & Young Jordan	Gold	Independent Valuation Report on mineral assets of a Gold Mining Concession in Ethiopia
2009	Dwyka Resources	Gold	Independent Technical Statement on Tulu Kapi Gold Project
2009	Central African Gold	Gold	Information Memorandum in the form of NI 43-101 Compliant Technical Statement
2009	New Dawn	Gold	Independent Technical Statement

February 2014	103

Appendix 2 : Statistical Analysis of Drillhole Data

Table 24 : Statistical Analysis of the Raw Assay Data for Buckreef Prospect

ZONE	No of RECORDS	No of SAMPLES	MIN (Au)	MAX (Au)	RANGE	TOTAL	MEAN	VARIANCE	STANDARD DEVIATION	RAW DATA LENGTH WEIGHTED	C0-EFFICIENT OF VARIATION

1	452	443	0	58.40	58.40	536.60	1.25	15.782	3.973	Length	3.179
1	491	430	0	58.40	58.40	533.85	1.24	15.606	3.950	1m composites	3.182
1	273	245	0	34.84	34.84	279.87	1.14	10.103	3.179	2m composites	2.782
1.1	824	821	0	22.30	22.30	573.04	0.71	2.205	1.485	Length	2.095
1.1	820	809	0	22.30	22.30	573.11	0.71	2.202	1.484	1m composites	2.095
1.1	426	418	0	11.31	11.31	295.14	0.71	1.600	1.265	2m composites	1.791
1.2	261	243	0	187.04	187.04	184.04	0.78	70.237	8.381	Length	10.710
1.2	320	234	0	111.21	111.21	183.14	0.78	54.205	7.362	1m composites	9.407
1.2	173	131	0	55.81	55.81	98.01	0.75	24.463	4.946	2m composites	6.611
1.3	202	200	0	13.12	13.12	116.51	0.68	1.896	1.377	Length	2.017
1.3	236	173	0	10.22	10.22	116.84	0.68	1.480	1.216	1m composites	1.801
1.3	132	98	0	10.22	10.22	70.06	0.71	1.497	1.223	2m composites	1.711
2	6768	6681	0	91.25	91.25	11,631.97	1.95	25.651	5.065	Length	2.597
2	6113	5977	0	91.25	91.25	11,653.52	1.95	24.841	4.984	1m composites	2.556
2	3101	3056	0	72.50	72.50	5,898.88	1.93	19.240	4.386	2m composites	2.272
2.1	175	167	0	4.15	4.15	44.89	0.30	0.299	0.547	Length	1.814
2.1	195	150	0	4.15	4.15	44.90	0.30	0.294	0.543	1m composites	1.812
2.1	114	88	0	3.36	3.36	25.32	0.29	0.190	0.436	2m composites	1.514
2.2	134	129	0	4.31	4.31	63.11	0.52	1.073	1.036	Length	2.001
2.2	194	122	0	4.31	4.31	63.13	0.52	1.073	1.036	1m composites	2.001
2.2	110	73	0	4.31	4.31	34.91	0.48	0.861	0.928	2m composites	1.940
3	1843	1816	0	416.50	416.50	3,002.31	1.67	103.924	10.194	Length	6.121
3	1915	1806	0	416.50	416.50	3,005.72	1.66	103.653	10.181	1m composites	6.117
3	978	929	0	217.35	217.35	1,534.93	1.65	56.850	7.540	2m composites	4.563
4	5752	5708	0	207.50	207.50	6,951.34	1.38	20.086	4.482	Length	3.245
4	5135	5038	0	207.50	207.50	6,952.56	1.38	19.442	4.409	1m composites	3.195
4	2607	2566	0	138.75	138.75	3,512.96	1.37	14.051	3.748	2m composites	2.738
4.1	293	289	0	19.60	19.60	117.79	0.49	2.365	1.538	Length	3.108
4.1	259	238	0	19.60	19.60	117.57	0.49	2.347	1.532	1m composites	3.101
4.1	136	126	0	9.95	9.95	62.77	0.50	1.253	1.119	2m composites	2.247
4.2	300	290	0	20.50	20.50	254.04	1.03	5.756	2.399	Length	2.334
4.2	319	250	0	20.50	20.50	252.38	1.01	5.353	2.314	1m composites	2.292
4.2	172	135	0	13.60	13.60	133.89	0.99	3.641	1.908	2m composites	1.924
5	1151	1143	0	72.88	72.88	637.30	0.65	7.913	2.813	Length	4.353
5	1023	986	0	49.50	49.50	636.93	0.65	6.370	2.524	1m composites	3.907
5	523	504	0	25.46	25.46	322.94	0.64	3.981	1.995	2m composites	3.114

February 2014	104
ZONE	No of RECORDS	No of SAMPLES	MIN (Au)	MAX (Au)	RANGE	TOTAL	MEAN	VARIANCE	STANDARD DEVIATION	RAW DATA LENGTH WEIGHTED	C0-EFFICIENT OF VARIATION

5.1	157	136	0	7.47	7.47	43.33	0.33	0.781	0.883	Length	2.669
5.1	287	131	0	7.47	7.47	43.33	0.33	0.729	0.854	1m composites	.582
5.1	147	66	0	3.83	3.83	21.82	0.33	0.410	0.640	2m composites	1.938
5.2	20	20	0	8.85	8.85	25.64	1.71	5.724	2.393	Length	1.400
5.2	15	15	0	6.15	6.15	25.64	1.71	4.047	2.012	1m composites	1.177
5.2	8	8	0.035	5.63	5.59	13.11	1.64	3.375	1.837	2m composites	1.121
5.3	7	5	0.02	0.93	0.91	2.70	0.54	0.122	0.350	Length	0.647
5.3	10	5	0.02	0.93	0.91	2.70	0.54	0.122	0.350	1m composites	0.647
5.3	7	4	0.02	0.82	0.80	1.89	0.47	0.123	0.350	2m composites	0.743
6	313	311	0	43.05	43.05	327.70	1.08	12.831	3.582	Length	3.331
6	307	305	0	43.05	43.05	327.78	1.07	12.691	3.562	1m composites	3.315
6	163	163	0	22.22	22.22	168.44	1.03	8.087	2.844	2m composites	2.752
6.1	72	72	0	13.00	13.00	107.47	1.49	5.665	2.380	Length	1.595
6.1	72	72	0	13.00	13.00	107.47	1.49	5.665	2.380	1m composites	1.595
6.1	39	39	0	8.12	8.12	55.93	1.43	4.138	2.034	2m composites	1.419
7	720	715	0	17.75	17.75	975.24	1.48	2.866	1.693	Length	1.148
7	674	662	0	17.75	17.75	975.25	1.47	2.800	1.673	1m composites	1.136
7	340	335	0	13.91	13.91	494.08	1.47	2.183	1.477	2m composites	1.002
9	90	89	0	2.77	2.77	20.09	0.26	0.233	0.483	Length	1.829
9	86	75	0	2.77	2.77	19.78	0.26	0.232	0.482	1m composites	1.827
9	51	44	0	1.86	1.86	12.21	0.28	0.168	0.410	2m composites	1.476
9.1	90	86	0	6.48	6.48	30.04	0.41	0.802	0.896	Length	2.162
9.1	106	72	0	6.48	6.48	29.83	0.41	0.750	0.866	1m composites	2.091
9.1	65	47	0	3.19	3.19	18.45	0.39	0.324	0.569	2m composites	1.450
9.2	36	36	0	9.93	9.93	29.67	0.85	4.411	2.100	Length	2.478
9.2	35	35	0	9.93	9.93	29.67	0.85	4.411	2.100	1m composites	2.478
9.2	18	18	0.005	9.93	9.93	19.80	1.10	5.572	2.360	2m composites	2.146
9.3	30	29	0.02	2.68	2.66	14.75	0.58	0.625	0.790	Length	1.372
9.3	33	26	0.02	2.68	2.66	14.85	0.57	0.617	0.785	1m composites	1.375
9.3	17	14	0.025	2.44	2.41	8.18	0.58	0.440	0.663	2m composites	1.136
	47,935	46,147

Source : Venmyn Deloitte 2013

February 2014	105

Table 25 : Statistical Analysis of the Raw Assay Data for Eastern Porphyry Prospect

ZONE	No of RECORDS	No of SAMPLES	MIN (Au)	MAX (Au)	RANGE	TOTAL	MEAN	VARIANCE	STANDARD DEVIATION	RAW DATE LENGTH WEIGHTED	CO-EFFICIENT OF VARIATION

1	812	797	0.000	72.2	72.20	325.769	0.446	6.383	2.527	Length	5.665
1	756	731	0.000	56.7555	56.76	325.678	0.446	5.269	2.296	1m composites	5.152
1	385	376	0.000	31.7532	31.75	165.934	0.441	3.193	1.787	2m composites	4.049
1.1	566	562	0.000	17	17.00	215.647	0.410	1.633	1.278	Length	3.120
1.1	531	525	0.000	17	17.00	211.765	0.403	1.572	1.254	1m composites	3.108
1.1	271	269	0.000	13.21	13.21	107.627	0.400	1.380	1.175	2m composites	2.936
1.2	31	31	0.010	9.14	9.13	43.183	1.465	4.994	2.235	Length	1.525
1.2	30	30	0.010	9.14	9.13	43.189	1.440	4.926	2.219	1m composites	1.542
1.2	17	17	0.015	7.125	7.11	22.439	1.320	3.808	1.951	2m composites	1.478
2	408	407	0.000	83.9	83.90	212.070	0.570	20.422	4.519	Length	7.922
2	373	372	0.000	83.9	83.90	212.085	0.570	20.350	4.511	1m composites	7.912
2	192	192	0.000	48.35	48.35	110.060	0.573	12.615	3.552	2m composites	6.196
2.1	174	172	0.000	7.37	7.37	39.940	0.232	0.455	0.674	Length	2.905
2.1	174	172	0.000	7.37	7.37	39.940	0.232	0.455	0.674	1m composites	2.905
2.1	88	88	0.000	4.075	4.08	20.510	0.233	0.295	0.543	2m composites	2.332
2.2	711	711	0.000	51.7	51.70	590.709	0.914	10.499	3.240	Length	3.545
2.2	647	647	0.000	51.7	51.70	590.749	0.913	10.315	3.212	1m composites	3.518
2.2	331	331	0.000	40.25	40.25	299.919	0.906	8.836	2.972	2m composites	3.280
2.3	145	144	0.000	10.6	10.60	66.860	0.468	1.811	1.346	Length	2.878
2.3	144	143	0.000	10.6	10.60	66.860	0.468	1.811	1.346	1m composites	2.878
2.3	74	74	0.000	5.915	5.92	35.060	0.474	0.971	0.985	2m composites	2.079
2.4	377	372	0.000	19	19.00	147.905	0.415	2.015	1.420	Length	3.417
2.4	361	356	0.000	19	19.00	147.896	0.415	1.978	1.406	1m composites	3.386
2.4	186	185	0.000	9.645	9.65	78.868	0.426	1.213	1.101	2m composites	2.583
2.5	55	52	0.000	2.61	2.61	17.488	0.241	0.228	0.477	Length	1.982
2.5	75	72	0.000	2.61	2.61	17.346	0.241	0.230	0.479	1m composites	1.989
2.5	39	38	0.000	2.58	2.58	10.089	0.265	0.264	0.514	2m composites	1.936
TOTAL	7,953	7,866

Source : Venmyn Deloitte 2013

February 2014	106

Table 26 : Statistical Analysis of the Raw Assay Data for Tembo Prospect

ZONE	No of RECORDS	No of SAMPLES	MIN (Au)	MAX (Au)	RANGE	TOTAL	MEAN	VARIANCE	STANDARD DEVIATION	RAW DATE LENGTH WEIGHTED	CO-EFFICIENT OF VARIATION

1	81	46	0	1.95	1.95	24.680	0.297	0.137	0.370	Length	1.246
1	116	81	0	1.95	1.95	24.290	0.300	0.141	0.375	1m composites	1.250
1	70	48	0	1.31	1.31	14.195	0.296	0.107	0.327	2m composite	1.104
2	805	579	0	77.50	77.5	842.340	1.270	25.358	5.036	Length	3.964
2	939	665	0	77.50	77.5	842.380	1.267	25.286	5.029	1m composites	3.970
2	484	342	0	39.84	39.84	427.675	1.251	13.976	3.738	2m composite	2.989
TOTAL	2,495	1,761

Source : Venmyn Deloitte 2013

Table 27 : Statistical Analysis of the Raw Assay Data for Bingwa Prospect

ZONE	No of RECORDS	No of SAMPLES	MIN (Au)	MAX (Au)	RANGE	TOTAL	MEAN	VARIANCE	STANDARD DEVIATION	RAW DATE LENGTH WEIGHTED	CO-EFFICIENT OF VARIATION

1	5,674	5,621	0	2,769.70	2,769.70	10,658.82	1.783	2,250.805	47.443	Length	26.605
1	6,040	5,982	0	2,769.70	2,769.70	10,659.33	1.782	2,248.997	47.424	1m composite	26.614
1	3,042	3,029	0	1,407.65	1,407.65	5,342.59	1.764	1,357.083	36.839	2m composite	20.886
TOTAL	14,756	14,632

February 2014	107

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